CONTENIDO

Estados Financieros Intermedios Consolidados

ESTADOS INTERMEDIOS DE SITUACIÓN FINANCIERA CONSOLIDADO	3
ESTADOS INTERMEDIOS DEL RESULTADO CONSOLIDADO DEL PERIODO	4
ESTADOS INTERMEDIOS DE OTRO RESULTADO INTEGRAL CONSOLIDADO DEL PERIODO	5
ESTADOS INTERMEDIOS DE CAMBIOS EN EL PATRIMONIO CONSOLIDADO	6
ESTADOS INTERMEDIOS DE FLUJOS DE EFECTIVO CONSOLIDADO	7

Notas a los Estados Financieros Consolidados

NOTA N°01 PRINCIPALES CRITERIOS CONTABLES UTILIZADOS	9
NOTA N°02 HECHOS RELEVANTES	38
NOTA N°03 SEGMENTOS DE NEGOCIO	39
NOTA N°04 EFECTIVO Y EQUIVALENTE DE EFECTIVO	43
NOTA N°05 INSTRUMENTOS PARA NEGOCIACIÓN	44
NOTA N°06 CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES	45
NOTA N°07 ADEUDADO POR BANCOS	53
NOTA N°08 CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES	54
NOTA N°09 COMPRA, VENTA Y SUSTITUCIONES DE COLOCACIONES	61
NOTA N°10 INSTRUMENTOS DE INVERSIÓN DISPONIBLES PARA LA VENTA	62
NOTA N°11 INTANGIBLES	63
NOTA N°12 ACTIVO FIJO	65
NOTA N°13 IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS	68
NOTA N°14 OTROS ACTIVOS	71
NOTA N°15 DEPÓSITOS Y OTRAS CAPTACIONES	72
NOTA N°16 INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES	73
NOTA N°17 VENCIMIENTO DE ACTIVOS Y PASIVOS	79
NOTA N°18 OTROS PASIVOS	81
NOTA N°19 CONTINGENCIAS Y COMPROMISOS	82
NOTA N°20 PATRIMONIO	84
NOTA N°21 REQUERIMIENTOS DE CAPITAL (BASILEA)	87
NOTA N°22 INTERES NO CONTROLADOR (MINORITARIOS)	89
NOTA N°23 INTERESES Y REAJUSTES	92
NOTA N°24 COMISIONES	94
NOTA N°25 RESULTADOS DE OPERACIONES FINANCIERAS	95
NOTA N°26 RESULTADO NETO DE CAMBIO	95
NOTA N°27 PROVISIONES POR RIESGO DE CRÉDITO	96
NOTA N°28 REMUNERACIONES Y GASTOS DEL PERSONAL	98
NOTA N°29 GASTOS DE ADMINISTRACIÓN	99
NOTA N°30 DEPRECIACIONES, AMORTIZACIONES Y DETERIORO	100
NOTA N°31 OTROS INGRESOS Y GASTOS OPERACIONALES	101
NOTA N°32 OPERACIONES CON PARTES RELACIONADAS	102
NOTA N°33 VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS	106
NOTA N°34 HECHOS POSTERIORES	109

2

Banco Santander Chile y Afiliadas

ESTADOS INTERMEDIOS DE SITUACIÓN FINANCIERA CONSOLIDADO

		Al 31 de marzo de	Al 31 de diciembre de
		2014	2013
	NOTA	MM$	MM$

ACTIVOS
Efectivo y depósitos en bancos	4	1.344.228	1.571.810
Operaciones con liquidación en curso	4	740.648	604.077
Instrumentos para negociación	5	424.728	287.567
Contratos de retrocompra y préstamos de valores		-	17.469
Contratos de derivados financieros	6	1.940.836	1.494.018
Adeudado por bancos	7	4.256	125.395
Créditos y cuentas por cobrar a clientes	8	20.829.418	20.327.021
Instrumentos de inversión disponibles para la venta	10	1.844.534	1.700.993
Instrumentos de inversión hasta el vencimiento		-	-
Inversiones en sociedades		9.965	9.681
Intangibles	11	61.885	66.703
Activo fijo	12	177.061	180.215
Impuestos corrientes	13	2.092	1.643
Impuestos diferidos	13	191.472	230.215
Otros activos	14	336.803	400.025
TOTAL ACTIVOS		27.907.926	27.016.832

PASIVOS
Depósitos y otras obligaciones a la vista	15	5.610.373	5.620.763
Operaciones con liquidación en curso	4	425.438	276.379
Contratos de retrocompra y préstamos de valores		193.787	208.972
Depósitos y otras captaciones a plazo	15	9.640.601	9.675.272
Contratos de derivados financieros		1.723.849	1.300.109
Obligaciones con bancos		1.859.698	1.682.377
Instrumentos de deuda emitidos	16	5.104.699	5.198.658
Otras obligaciones financieras	16	201.040	189.781
Impuestos corrientes	13	19.047	50.242
Impuestos diferidos	13	21.145	25.088
Provisiones		271.262	236.232
Otros pasivos	18	383.277	198.777
TOTAL PASIVOS		25.454.216	24.662.650

PATRIMONIO

Atribuible a tenedores patrimoniales del Banco:		2.424.863	2.325.678
Capital	20	891.303	891.303
Reservas	20	1.130.991	1.130.991
Cuentas de valoración	20	(6.069)	(5.964)
Utilidades retenidas		408.638	309.348
Utilidades retenidas de ejercicios anteriores		441.926	-
Utilidad del ejercicio		141.843	441.926
Menos: Provisión para dividendos mínimos		(175.131)	(132.578)
Interés no controlador	22	28.847	28.504
TOTAL PATRIMONIO		2.453.710	2.354.182

TOTAL PASIVOS Y PATRIMONIO		27.907.926	27.016.832

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 3

Banco Santander Chile y Afiliadas

ESTADOS INTERMEDIOS DEL RESULTADO CONSOLIDADO DEL PERIODO

Por los periodos terminados el

		31 de marzo de
		2014	2013
	NOTA	MM$	MM$

RESULTADOS OPERACIONALES

Ingresos por intereses y reajustes	23	540.907	425.797
Gastos por intereses y reajustes	23	(227.414)	(179.316)

Ingreso neto por intereses y reajustes		313.493	246.481

Ingresos por comisiones	24	90.681	87.540
Gastos por comisiones	24	(34.917)	(26.919)

Ingreso neto por comisiones		55.764	60.621

Utilidad (pérdida) neta de operaciones financieras	25	29.542	(16.873)
Utilidad (pérdida) de cambio neta	26	3.430	39.135
Otros ingresos operacionales	31	5.510	4.569

Total ingresos operacionales		407.739	333.933

Provisiones por riesgo de crédito	27	(81.234)	(92.858)

INGRESO OPERACIONAL NETO		326.505	241.075

Remuneraciones y gastos del personal	28	(74.667)	(71.533)
Gastos de administración	29	(49.427)	(45.860)
Depreciaciones y amortizaciones	30	(13.467)	(15.653)
Deterioro	30	(13)	(27)
Otros gastos operacionales	31	(20.879)	(12.802)

Total gastos operacionales		(158.453)	(145.875)

RESULTADO OPERACIONAL		168.052	95.200

Resultado por inversiones en sociedades		287	482

Resultado antes de impuesto a la renta		168.339	95.682

Impuesto a la renta	13	(26.152)	(14.237)

UTILIDAD CONSOLIDADA DEL EJERCICIO		142.187	81.445

Atribuible a:
Tenedores patrimoniales del Banco		141.843	80.879
Interés no controlador	22	344	566
Utilidad por acción atribuible a tenedores patrimoniales del Banco:
(expresada en pesos)
Utilidad básica	20	0,753	0,429
Utilidad diluida	20	0,753	0,429

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 4

Banco Santander Chile y Afiliadas

ESTADOS INTERMEDIOS DE OTRO RESULTADO INTEGRAL CONSOLIDADO DEL PERIODO

Por los periodos terminados el

		31 de marzo de
		2014	2013
	NOTA	MM$	MM$
UTILIDAD CONSOLIDADA DEL EJERCICIO		142.187	81.445

OTROS RESULTADOS INTEGRALES QUE SE RECLASIFICARÁN AL RESULTADO DEL EJERCICIO

Instrumentos de inversión disponibles para la venta	10	8.381	2.790
Coberturas de flujo de efectivo	20	(8.528)	508

Otros resultados integrales que se reclasificarán al resultado del ejercicio, antes de impuesto a la renta		(147)	3.298

Impuesto a la renta relacionado con otros resultados integrales que se reclasificarán al resultado del ejercicio	13	29	(659)

Total de otros resultados integrales que se reclasificarán al resultado del ejercicio		(118)	2.639

OTROS RESULTADOS INTEGRALES QUE NO SE RECLASIFICARÁN AL RESULTADO DEL EJERCICIO
TOTAL OTROS RESULTADOS INTEGRALES CONSOLIDADOS DEL EJERCICIO		142.069	84.084

Atribuible a :
Tenedores patrimoniales del Banco		141.738	83.508
Interés no controlador	22	331	576

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 5

Banco Santander Chile y Afiliadas

ESTADOS INTERMEDIOS DE CAMBIOS EN EL PATRIMONIO CONSOLIDADO

Por los periodos terminados el 31 de marzo de 2014 y 2013

		RESERVAS		CUENTAS DE VALORACION			UTILIDADES RETENIDAS
	Capital	Reservas y otras utilidades retenidas	Fusión de sociedades bajo control común	Instrumentos de Inversión disponibles para la venta	Coberturas de flujo de efectivo	Impuesto a la renta	Utilidades retenidas de ejercicios anteriores	Utilidades del ejercicio	Provisión para dividendo mínimo	Total atribuible a tenedores patrimoniales	Interés no controlador	Total Patrimonio
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Saldos al 31 de diciembre de 2012	891.303	977.684	(2.224)	(10.041)	5.315	945	-	388.282	(116.486)	2.134.778	34.265	2.169.043
Distribución resultado ejercicio anterior	-	-	-	-	-	-	388.282	(388.282)	-	-	-	-
Saldos al 01 de enero de 2013	891.303	977.684	(2.224)	(10.041)	5.315	945	388.282	-	(116.486)	2.134.778	34.265	2.169.043
Aumento o disminución de capital y reservas	-	-	-	-	-	-	-	-	-	-	-	-
Dividendos/retiros realizados	-	-	-	-	-	-	-	-	-	-	-	-
Otros movimientos patrimoniales	-	-	-	-	-	-	-	-	-	-	(11)	(11)
Provisiones para dividendos mínimos	-	-	-	-	-	-	-	-	(24.264)	(24.264)	-	(24.261)
Subtotales	-	-	-	-	-	-	-	-	(24.264)	(24.264)	(11)	(24.275)
Otros resultados integrales	-	-	-	2.778	508	(657)	-	-	-	2.629	10	2.639
Resultado del ejercicio	-	-	-	-	-	-	-	80.879	-	80.879	566	81.445
Subtotales	-	-	-	2.778	508	(657)	-	80.879	-	83.508	576	84.084
Patrimonio al 31 de marzo de 2013	891.303	977.684	(2.224)	(7.263)	5.823	288	388.282	80.879	(140.750)	2.194.022	34.830	2.228.852

Patrimonio al 31 de diciembre de 2013	891.303	1.133.215	(2.224)	802	(8.257)	1.491	-	441.926	(132.578)	2.325.678	28.504	2.354.182
Distribución resultado ejercicio anterior	-	-	-	-	-	-	441.926	(441.926)	-	-	-	-
Saldos al 01 de enero de 2014	891.303	1.133.215	(2.224)	802	(8.257)	1.491	441.926	-	(132.578)	2.325.678	28.504	2.354.182
Aumento o disminución de capital y reservas	-	-	-	-	-	-	-	-	-	-	-	-
Dividendos/retiros realizados	-	-	-	-	-	-	-	-	-	-	-	-
Otros movimientos patrimoniales	-	-	-	-	-	-	-	-	-	-	-	-
Provisión para dividendos mínimos	-	-	-	-	-	-	-	-	(42.553)	(42.553)	12	(42.541)
Subtotales	-	-	-	-	-	-	-	-	(42.553)	(42.553)	12	(42.541)
Otros resultados integrales	-	-	-	8.397	(8.528)	26	-	-	-	(105)	(13)	(118)
Resultado del ejercicio	-	-	-	-	-	-	-	141.823	-	141.843	344	142.187
Subtotales	-	-	-	8.397	(8.528)	26	-	141.843	-	141.738	331	142.069
Saldos al 31 de marzo de 2014	891.303	1.133.215	(2.224)	9.199	(16.785)	1.517	441.926	141.843	(175.131)	2.424.863	28.847	2.453.710

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 6

Banco Santander Chile y Afiliadas

ESTADOS INTERMEDIOS DE FLUJOS DE EFECTIVO CONSOLIDADO

Por los ejercicios terminados el

		31 de marzo de
		2014	2013
	NOTA	MM$	MM$

A – FLUJOS DE EFECTIVO DE LAS ACTIVIDADES DE OPERACIÓN:
UTILIDAD CONSOLIDADA ANTES DE IMPUESTO A LA RENTA		168.339	95.682
Cargos (abonos) a resultados que no significan movimiento de efectivo
Depreciaciones y amortizaciones	30	13.467	15.653
Deterioro de activo fijo	12	13	27
Provisiones por activos riesgosos	27	95.655	103.409
Provisión ajuste a valor de mercado de inversiones		(4.631)	(4.147)
Utilidad por inversiones en sociedades		(287)	(482)
Utilidad en venta de bienes recibidos en pago	31	(4.689)	(4.257)
Provisiones por bienes recibidos en pago		1.518	799
Utilidad en venta de activos fijos	31	(87)	(109)
Castigo de bienes recibidos en pago	31	957	1.769
Ingresos netos por intereses	23	(313.493)	(246.481)
Ingresos netos comisiones	24	(55.763)	(60.621)
Otros cargos (abonos) a resultado que no significan movimientos de efectivo		(78.390)	(9.992)
Cambios en los activos y pasivos por impuestos diferidos	13	34.830	(3.652)
Aumento/disminución de activos y pasivos de operación
Disminución (aumento) de créditos y cuentas por cobrar a clientes		(433.478)	(237.543)
Disminución (aumento) de inversiones financieras		(280.703)	40.927
Disminución (aumento) por contratos de retrocompra (activos)		17.469	6.993
Disminución (aumento) de adeudados por bancos		121.139	49.439
Disminución (aumento) de bienes recibidos o adjudicados en pago		2.029	(1.770)
Aumento de acreedores en cuentas corrientes		94.228	(51.878)
Aumento (disminución) de depósitos y otras captaciones a plazo		(34.672)	44.653
Aumento (disminución) de obligaciones con bancos del país		49.500	(109)
Aumento (disminución) de otras obligaciones a la vista o a plazo		(104.617)	46.099
Aumento (disminución) de obligaciones con bancos del exterior		127.858	(58.117)
Aumento (disminución) de obligaciones con el Banco Central de Chile		(36)	(57)
Aumento (disminución) por contratos de retrocompra (pasivos)		(15.185)	(80.415)
Aumento (disminución) por otras obligaciones financieras		11.259	17.599
Aumento neto de otros activos y pasivos		4.745	(106.546)
Rescate de letras de crédito		(7.590)	(9.781)
Emisión de bonos corrientes		259.490	187.713
Rescate de bonos corrientes y pago de intereses		(359.812)	(131.197)
Intereses y reajustes percibidos		618.715	406.453
Intereses y reajustes pagados		(198.662)	(124.670)
Comisiones percibidas	24	90.681	87.540
Comisiones pagadas	24	(34.917)	(26.919)
Impuesto a la renta	13	(26.152)	(14.237)
Total flujos generados (utilizados) en actividades operacionales		(241.273)	(68.225)

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 7

Banco Santander Chile y Afiliadas

ESTADOS INTERMEDIOS DE FLUJOS DE EFECTIVO CONSOLIDADO

Por los ejercicios terminados el

		Al 31 de marzo de
		2014	2013
	NOTA	MM$	MM$

B – FLUJO DE EFECTIVO DE LAS ACTIVIDADES DE INVERSION:
Adquisiciones de activos fijos	12	(2.883)	(2.912)
Enajenaciones de activos fijos		46	33
Adquisiciones de inversiones en sociedades		-	-
Enajenaciones de inversiones en sociedades		-	-
Adquisiciones de activos intangibles	11	(2.715)	(139)
Total flujos generados (utilizados) en actividades de inversión		(5.502)	(3.018)

C – FLUJO DE EFECTIVO DE LAS ACTIVIDADES DE FINANCIAMIENTO:
Originados por actividades de financiamiento de tenedores patrimoniales		(82)	(19.846)
Aumento otras obligaciones		-	169
Rescate de bonos subordinados y pago de intereses		(82)	(20.015)
Originados por actividades de financiamiento del interés no controlador		-	-
Dividendos y/o retiros pagados		-	-
Total flujos utilizados en actividades de financiamiento		(82)	(19.846)

D – VARIACION EFECTIVO Y EFECTIVO EQUIVALENTE DURANTE EL EJERCICIO		(246.857)	(91.089)

E – EFECTO DE LAS VARIACIONES DE LOS TIPO DE CAMBIO		6.787	(4.052)

F – SALDO INICIAL DE EFECTIVO Y EQUIVALENTE DE EFECTIVO		1.899.508	1.485.729

SALDO FINAL DE EFECTIVO Y EQUIVALENTE DE EFECTIVO	4	1.659.437	1.390.588

	Al 31 de marzo de
Conciliación de provisiones para el Estado Intermedio de Flujos de Efectivo Consolidado del período	2014	2013
	MM$	MM$

Provisiones por riesgo crédito para el Estado de Flujos de Efectivo	95.655	103.409
Recuperación de créditos castigados	(14.421)	(10.551)
Gasto por provisiones por riesgo crédito	81.234	92.858

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 8

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N° 01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS

INFORMACIÓN CORPORATIVA

Banco Santander Chile (ex–Banco Santiago) es una sociedad anónima bancaria, organizada bajo las leyes de la República de Chile, domiciliada en calle Bandera N°140 Santiago, que provee una amplia gama de servicios bancarios generales a sus clientes, que son desde personas a grandes corporaciones. Banco Santander Chile y sus afiliadas (conjuntamente referidas más adelante como “Banco” o “Banco Santander Chile”) ofrecen servicios bancarios comerciales y de consumo, además de otros servicios, incluyendo factoring, recaudaciones, leasing, valores y corretaje de seguros, fondos mutuos y administración de fondos de inversión e inversiones bancarias.

Banco Santander España controla a Banco Santander Chile a través de su participación en Teatinos Siglo XXI Inversiones Ltda. y Santander Chile Holding S.A., las cuales son subsidiarias controladas por Banco Santander España. Al 31 de marzo de 201, Banco Santander España posee o controla directa e indirectamente el 99,5% de Santander Chile Holding S.A. y el 100% de Teatinos Siglo XXI Inversiones Ltda. Esto otorga a Banco Santander España el control sobre el 67,18% de las acciones del Banco.

a) Bases de preparación

Los presentes Estados Financieros Intermedios Consolidados han sido preparados de acuerdo al Compendio de Normas Contables e instrucciones emitidas por la Superintendencia de Bancos e Instituciones Financieras (SBIF), organismo fiscalizador que de acuerdo al Artículo 15 de la Ley General de Bancos establece que los bancos deben utilizar los criterios contables dispuestos por esa Superintendencia y en todo aquello que no sea tratado por ella si no se contrapone con sus instrucciones, deben ceñirse a los criterios contables de general aceptación, que corresponden a las normas técnicas emitidas por el Colegio de Contadores de Chile A.G., coincidentes con las normas internacionales de contabilidad e información financiera (NIIF o IFRS, por sus siglas en inglés) acordados por el International Accounting Standards Board (IASB). En caso de existir discrepancias entre los principios contables y los criterios contables emitidos por la SBIF (Compendio de Normas Contables e instrucciones) primarán estos últimos.

Para los propósitos de éstos Estados Financieros Intermedios Consolidados, el Banco utiliza ciertos términos y convenciones para las monedas. “USD” hace referencia a “dólar americano”, “EUR” hace referencia a “euro”, “CNY” hace referencia a “yuan chino”, “CHF” hace referencia a “franco suizo”, y “UF” hace referencia a “unidad de fomento”.

Las notas a los Estados Financieros Intermedios Consolidados, contienen información adicional a la presentada en los Estados Intermedios de Situación Financiera Consolidado, en los Estados Intermedios del Resultado Consolidado, Estados Intermedios de Otro Resultado Integral Consolidado del Período, Estados Intermedios de Cambios en el Patrimonio Consolidado y en los Estados Intermedios de Flujos de Efectivo Consolidado. En ellas se suministra descripciones narrativas o desagregación de tales estados en forma clara, relevante, fiable y comparable.

b) Bases de preparación de los Estados Financieros

Los Estados Financieros Intermedios Consolidados al 31 de marzo de 2014 y 2013 y al 31 de diciembre de 2013, incorporan los estados financieros del Banco y las sociedades controladas (subsidiarias). El control se obtiene cuando el Banco está expuesto, o tiene derecho, a rendimientos variables procedentes de su implicación en la participada y tiene la capacidad de influir en esos rendimientos a través de su poder sobre ésta. Específicamente, el Banco controla una participada si y solo si éste reúne todos los elementos siguientes:

I.	poder sobre la participada (es decir, posee derechos que le otorgan la capacidad presente de dirigir las actividades relevantes de la participada);
II.	exposición, o derecho, a rendimientos variables procedentes de su implicación en la participada; y
III.	capacidad de utilizar su poder sobre la participada para influir en el importe de los rendimientos del inversor

Cuando el Banco tiene menos de la mayoría de los derechos de voto sobre una participada, pero dichos derechos de voto son suficientes para tener la capacidad factible de dirigir unilateralmente las actividades relevantes, entonces se concluirá que el Banco tiene el control. El Banco considera todos los factores y circunstancias relevantes en la evaluación si los derechos de voto son suficientes para obtener el control, estos incluyen:

•	La cuantía de los derechos a voto que posee el Banco en relación a la cuantía y dispersión de los que mantienen otros tenedores de voto
•	los derechos de voto potenciales mantenidos por el inversor, otros tenedores de voto u otras partes
•	derechos que surgen de otros acuerdos contractuales

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 9

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N° 01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

•	cualesquiera hechos y circunstancias adicionales que indiquen que el inversor tiene, o no tiene, la capacidad presente de dirigir las actividades relevantes en el momento en que esas decisiones necesiten tomarse, incluyendo los patrones de conducta de voto en reuniones de accionistas anteriores

El Banco reevalúa si tiene o no el control sobre una participada cuando los hechos o circunstancias indican que existen cambios en uno o más de los elementos de control arriba listados.

Las pérdidas de control dan lugar a una baja de las cuentas de activo y pasivos de la entidad que ha dejado de ser subsidiaria del Estado Intermedio de Situación Financiera Consolidado y el reconocimiento de la pérdida o ganancia asociada a la pérdida de control.

Los Estados Financieros Intermedios Consolidados, comprenden los estados financieros separados (individuales) del Banco y de las sociedades que participan en la consolidación, e incluyen los ajustes y reclasificaciones necesarios para homogenizar las políticas contables y criterios de valoración aplicados por el Banco, junto con la eliminación todos los saldos y transacciones entre las sociedades consolidadas.

Adicionalmente, la participación de terceros en el patrimonio del Banco consolidado es presentada como “Interés no controlador” en el Estado Intermedio de Situación Financiera Consolidado. Su participación en las utilidades del año es presentada como “Utilidad atribuible a interés no controlador” en el Estado Intermedio de Situación Financiera Consolidado.

La siguiente tabla muestra la composición de las entidades sobre las cuales el Banco tiene la capacidad de ejercer control, por lo tanto forman parte del perímetro de consolidación:

i.	Entidades controladas por el Banco a través de la participación en patrimonio

			Porcentaje de participación
			Al 31 de marzo de			Al 31 de diciembre de			Al 31 de marzo de
		Lugar de	2014			2013			2013
		Incorporación y	Directo	Indirecto	Total	Directo	Indirecto	Total	Directo	Indirecto	Total
Nombre de subsidiaria	Actividad Principal	operación	%	%	%	%	%	%	%	%	%

Santander Corredora de Seguros Limitada	Corretaje de seguros	Santiago, Chile	99,75	0,01	99,76	99,75	0,01	99,76	99,75	0,01	99,76
Santander S.A. Corredores de Bolsa	Corretaje de instrumentos financieros	Santiago, Chile	50,59	0,41	51,00	50,59	0,41	51,00	50,59	0,41	51,00
Santander Asset Management S.A. Administradora General de Fondos (*)	Administración de fondos de terceros	Santiago, Chile	-	-	-	99,96	0,02	99,98	99,96	0,02	99,98
Santander Agente de Valores Limitada	Corretaje de valores	Santiago, Chile	99,03	-	99,03	99,03	-	99,03	99,03	-	99,03
Santander S.A. Sociedad Securitizadora	Adquisición de créditos y emisión de títulos de deuda	Santiago, Chile	99,64	-	99,64	99,64	-	99,64	99,64	-	99,64
Santander Servicios de Recaudación y Pagos Limitada	Sociedad de apoyo, efectuar pagos y recibir valores	Santiago, Chile	99,90	0,10	100,00	99,90	0,10	100,00	99,90	0,10	100,00

(*) En el mes de diciembre de 2013 se concretó la venta de Santander Asset Management S.A. Administradora General de Fondos.

Solo en el caso de Santander Servicios de Recaudación y Pagos Limitada posee la totalidad (100%) de la participación controladora, sobre las restantes subsidiarias el detalle de las participaciones no controladoras se observa en la Nota 22 Interés no controlador.

ii.	Entidades controladas por el Banco a través de otras consideraciones

A pesar de no poseer la mayoría de los derechos de voto, las siguientes sociedades han sido consolidadas basados en que las actividades relevantes (sociedades de apoyo al giro) de estas son determinadas por el Banco y por ende, éste ejerce control:

-	Santander Gestión de Recaudación y Cobranza Limitada
-	Multinegocios S.A.
-	Servicios Administrativos y Financieros Limitada
-	Fiscalex Limitada
-	Multiservicios de Negocios Limitada
-	Bansa Santander S.A.

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 10

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N° 01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

iii.	Entidades asociadas

Las entidades asociadas son aquellas entidades sobre las que el Banco tiene capacidad para ejercer una influencia significativa, aunque no control o control conjunto. Habitualmente, esta capacidad se manifiesta en una participación igual o superior al 20% de los derechos de voto de la entidad y se valorizan por el “método de la participación”.

Las siguientes entidades son consideradas “Entidades asociadas”, en las cuales el Banco tiene participación y son reconocidas a través del método de participación:

			Porcentaje de participación
			Al 31 de marzo de	Al 31 de diciembre de	Al 31 de marzo de
		Lugar de	2014	2013	2013
Nombre Asociadas	Actividad principal	Incorporación y operación	%	%	%
Redbanc S.A.	Servicios de cajeros automáticos	Santiago, Chile	33,43	33,43	33,43
Transbank S.A.	Servicios de tarjetas de crédito y debito	Santiago, Chile	25,00	25,00	32,71
Centro de Compensación Automatizado	Servicios de transferencias electrónicas de fondos y compensación	Santiago, Chile	33,33	33,33	33,33
Sociedad Interbancaria de Depósito de Valores S.A.	Depósito de valores de oferta pública	Santiago, Chile	29,28	29,28	29,28
Cámara Compensación de Alto Valor S.A.	Compensación de pagos	Santiago, Chile	14,14	14,14	12,65
Administrador Financiero del Transantiago S.A.	Administración de medios de acceso	Santiago, Chile	20,00	20,00	20,00
Sociedad Nexus S.A.	Procesador de tarjetas de créditos	Santiago, Chile	12,90	12,90	12,90
Servicios de Infraestructura de Mercado OTC S.A.	Administración de la infraestructura de mercado financiero de instrumentos derivados	Santiago, Chile	11,11	11,11	-

En el caso de Nexus S.A. y Cámara Compensación de Alto Valor S.A., Banco Santander Chile posee un representante en el Directorio de dichas sociedades, razón por la cual la Administración ha concluido que ejerce influencia significativa sobre las mismas.

En julio del año 2013 los bancos de la plaza en conjunto crearon la sociedad “Servicios de Infraestructura de Mercado OTC S.A.”, cuyo objetivo es administrar una infraestructura para el mercado financiero, otorgando servicios de registro, confirmación, almacenamiento, consolidación y conciliación de operaciones con instrumentos financieros derivados. Banco Santander posee un 11,11% de participación patrimonial. El Banco ha participado, a través de sus ejecutivos, activamente en la administración y en el proceso de organización y puesta en marcha de esta sociedad.

iv.	Inversiones en otras sociedades

En este rubro son presentadas aquellas entidades en las cuales el Banco no posee control ni influencia significativa. Estas participaciones son presentadas al valor de compra (costo histórico).

c)	Interés no controlador

El interés no controlador representa la porción de las pérdidas y ganancias y los activos netos, de los cuales, directa o indirectamente, el Banco no es dueño. Es presentado separadamente dentro del Estado Intermedio del Resultado Consolidado, y dentro del patrimonio en el Estado Intermedio de Situación Financiera Consolidado, separadamente del patrimonio de los accionistas.

En el caso de las Entidades controladas a través de otras consideraciones, el 100% de sus Resultados y Patrimonios es presentado en interés no controlador, debido a que el Banco solamente tiene control sobre éstas, pero no posee participación.

d)	Segmentos de operación

El Banco revela por separado la información sobre cada uno de los segmentos de operación que:

i.	haya identificado
ii.	exceda los umbrales cuantitativos fijados de un segmento

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 11

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N° 01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Con frecuencia, los segmentos de operación con características económicas similares muestran un rendimiento financiero a largo plazo que es similar. Pueden agregarse dos o más segmentos de operación en uno sólo cuando la agregación resulte coherente con el principio básico de la Norma Internacional de Información Financiera 8 “Segmentos de Operación” (NIIF 8) y los segmentos tengan características económicas parecidas y sean similares en cada uno de los siguientes aspectos:

i.	la naturaleza de los productos y servicios;
ii.	la naturaleza de los procesos de producción;
iii.	el tipo o categoría de clientes a los que se destinan sus productos y servicios;
iv.	los métodos usados para distribuir sus productos o prestar servicios; y
v.	si fuera aplicable, la naturaleza del marco normativo, por ejemplo, bancario, de seguros, o de servicios públicos.

El Banco informa por separado sobre cada uno de los segmentos de operación que alcance alguno de los siguientes umbrales cuantitativos:

i.	Sus ingresos de las actividades ordinarias informados, incluyendo tanto las ventas a clientes externos como las ventas o transferencias ínter segmentos, son iguales o superiores al 10 por ciento de los ingresos de las actividades ordinarias combinadas, internos y externos, de todos los segmentos de operación.

ii.	El importe de sus resultados informados es, en términos absolutos, igual o superior al 10 por ciento del importe que sea mayor entre (i) la ganancia combinada informada por todos los segmentos de operación que no hayan presentado pérdidas; y (ii) la pérdida combinada informada por todos los segmentos de operación que hayan presentado pérdidas.

iii.	Sus activos son iguales o superiores al 10 por ciento de los activos combinados de todos los segmentos de operación.

Los segmentos de operación que no alcancen ninguno de los umbrales cuantitativos se podrán considerar segmentos sobre los que debe informarse, en cuyo caso se revelará la información separada sobre los mismos, si la dirección estima que ella podría ser útil para los usuarios de los Estados Financieros Intermedios Consolidados.

La información relativa a otras actividades de negocio de los segmentos de operación sobre los que no deba informarse se combina y se revela dentro de la categoría “Otros”.

De acuerdo con lo presentado, los segmentos del Banco se derivaron considerando que un segmento de operación es un componente de una unidad que:

i.	Contrata actividades de negocio de las cuales puede ganar ingresos e incurrir en gastos (incluyendo ingresos y gastos de transacciones con otros componentes de la misma entidad);
ii.	Sus resultados operacionales son regularmente revisados por el administrador de la entidad, quien toma decisiones acerca de los recursos designados al segmento y evalúa su rendimiento; y
iii.	En relación al cual se dispone de información financiera diferenciada.

e)	Moneda funcional y de presentación

El Banco, de acuerdo a la aplicación de la Norma Internacional de Contabilidad 21 “Efectos de las Variaciones en las Tasas de Cambio de la Moneda Extranjera” (NIC 21), ha definido como moneda funcional y de presentación el Peso Chileno, que es la moneda del entorno económico primario en el cual opera el Banco, además obedece a la moneda que influye en la estructura de costos e ingresos.

Por lo tanto, todos los saldos y transacciones denominados en otras monedas diferentes al Peso Chileno son considerados como “moneda extranjera”.

f)	Transacciones en moneda extranjera

El Banco otorga préstamos y recibe depósitos en montos denominados en monedas extranjeras, principalmente en Dólares Americanos. Los activos y pasivos denominados en moneda extranjera, mantenidos por el Banco y Filiales son convertidos a Pesos Chilenos al tipo de cambio de mercado publicado por Reuters a las 1:30 p.m. del último día hábil del mes, el cual asciende a $ 549,55 por US$ 1 al 31 de marzo de 2014 ($ 471,75 por US$ 1 al 31 de marzo de 2013).

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 12

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

El monto de las ganancias y pérdidas netas de cambio incluye el reconocimiento de los efectos de las variaciones en el tipo de cambio que tienen activos y pasivos denominados en monedas extranjeras y las ganancias o pérdidas por cambio de actuales y futuras transacciones tomadas por el Banco.

g)	Definiciones y clasificaciones de instrumentos financieros

i.	Definiciones

Un “Instrumento Financiero” es cualquier contrato que aumenta un activo financiero de una entidad y, simultáneamente, un pasivo financiero o instrumento de capital de otra entidad.

Un “Instrumento de Capital” es un ente jurídico que evidencia una participación residual en los activos de la entidad que lo emite una vez deducidos todos sus pasivos.

Un “Derivado Financiero” es un instrumento financiero cuyo valor cambia como respuesta a los cambios en una variable observable de mercado (tal como un tipo de interés, de cambio, el precio de un instrumento financiero o un índice de mercado, incluyendo las calificaciones crediticias), cuya inversión inicial es muy pequeña en relación a otros instrumentos financieros con respuesta similar a los cambios en las condiciones de mercado y que se liquida, generalmente, en una fecha futura.

Los “Instrumentos Financieros Híbridos” son contratos que incluyen simultáneamente un contrato principal diferente de un derivado junto con un derivado financiero, denominado derivado implícito, que no es individualmente transferible y que tiene el efecto de que algunos de los flujos de efectivo del contrato híbrido varían de la misma manera que lo haría el derivado implícito considerado aisladamente.

ii.	Clasificación de los activos financieros a efectos de valoración

Los activos financieros se presentan agrupados, en primer lugar, dentro de las diferentes categorías en las que se clasifican a efectos de su gestión y valoración.

Los activos financieros se incluyen a efectos de su valoración en alguna de las siguientes carteras:

-	Cartera de instrumentos para negociación (a valor razonable con cambios en resultados): Activos financieros adquiridos con el objeto de beneficiarse a corto plazo de las variaciones que experimenten sus precios. Dentro de esta agrupación se encuentra la cartera de instrumentos para negociación y los contratos de derivados financieros que no se consideran de cobertura contable.

-	Cartera de instrumentos de inversión disponibles para la venta: Valores representativos de deuda no clasificados como “inversión hasta el vencimiento”, “inversiones crediticias” o “a valor razonable con cambios en el Estado Intermedio del Resultado Consolidado”. Los instrumentos de inversión disponibles para la venta son reconocidos inicialmente al costo, el cual incluye los costos de transacción, y son posteriormente ajustados a su valor razonable según los precios de mercado o valorizaciones obtenidas del uso de modelos internos cuando corresponda. Las utilidades o pérdidas no realizadas originadas por el cambio en el valor razonable son reconocidas con cargo o abono a “cuentas de valoración” dentro de Otros Resultados Integrales en el patrimonio. Cuando estas inversiones son enajenadas o se deterioran, el monto de los ajustes a valor razonable acumulados en Otros Resultados Integrales son traspasados al Estado Intermedio del Resultado Consolidado bajo “Utilidad neta de operaciones financieras”.

-	Cartera de instrumentos de inversión hasta el vencimiento: Valores representativos de deuda, que se negocien en un mercado activo, que tienen una fecha de vencimiento precisa y dan lugar a pagos en fecha y por cuantías fijas o predeterminables y sobre los que se tiene la intención y capacidad demostrada de mantenerlos hasta el vencimiento. Las inversiones hasta el vencimiento se registran a su valor de costo más intereses y reajustes devengados, menos las provisiones por deterioro constituidas cuando su monto registrado es superior al valor presente de los flujos de caja futuros estimados.

-	Inversiones crediticias (créditos y cuentas por cobrar a clientes o adeudado por bancos): Corresponden al financiamiento concedido a terceros, de acuerdo con la naturaleza del mismo, sea cual sea la naturaleza del prestatario y la forma de financiamiento concedido. Se incluyen créditos y cuentas por cobrar a clientes, adeudado por bancos e incluso las operaciones de arrendamiento financiero en las que el Banco actúa como arrendador.

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 13

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

iii.	Clasificación de activos financieros a efectos de presentación

Los activos financieros se incluyen, a efectos de su presentación, según su naturaleza en los Estados, en las siguientes partidas:

-	Efectivo y depósitos en bancos: Este rubro comprende el dinero en efectivo, las cuentas corrientes y los depósitos a la vista en el Banco Central de Chile y en otras entidades financieras del país y del exterior. Los montos colocados en operaciones overnight se seguirán informando en este rubro y en las líneas o ítems que correspondan. Si no se indica un ítem especial para esas operaciones, ellas se incluirán junto con las cuentas que se informan.

-	Operaciones con liquidación en curso: Este rubro comprende los valores de los documentos en canje y los saldos por operaciones realizadas que, de acuerdo con lo pactado, no se liquidan el mismo día y compra de divisas que aún no se reciben.

-	Instrumentos para negociación: Comprende la cartera de instrumentos financieros para negociación y las inversiones en fondos mutuos que deben ser ajustadas a su valor razonable.

-	Contratos de derivados financieros: En este rubro se presentan los contratos de derivados financieros con valores razonables positivos. Incluye tanto los contratos independientes, como los derivados que deben y pueden ser separados de un contrato anfitrión, sean estos de negociación o de cobertura contable, tal como se muestra en la Nota 6.

-	Derivados de negociación: incluye el valor razonable a favor del Banco de los derivados financieros que no formen parte de coberturas contables, incluido los derivados implícitos segregados de instrumentos financieros híbridos.

-	Derivados de cobertura: incluye el valor razonable a favor del Banco de los derivados designados como instrumentos de cobertura contable, incluido los derivados implícitos segregados de instrumentos financieros híbridos designados como instrumentos de cobertura contable.

-	Adeudado por bancos: En este rubro se presentan los saldos de las operaciones con bancos del país y del exterior, incluido el Banco Central de Chile, distintas de las que se reflejan en los rubros anteriores.

-	Créditos y cuentas por cobrar a clientes: Corresponden a las colocaciones por préstamos, son activos financieros no derivados con cobros fijos o determinados que no se encuentran cotizados en un mercado activo y que el Banco no tiene intención de vender inmediatamente o en el corto plazo. Cuando el Banco es el arrendador en un contrato de arrendamiento y, transfiere substancialmente todos los riesgos y beneficios incidentales sobre el activo arrendado, la transacción se presenta dentro de las colocaciones por préstamos.

-	Instrumentos de inversión: Son clasificados en dos categorías: inversiones hasta el vencimiento e instrumentos disponibles para la venta. La categoría de inversiones hasta el vencimiento incluye sólo aquellos instrumentos en que el Banco tiene la capacidad e intención de mantenerlos hasta su fecha de vencimiento. Los demás instrumentos de inversión se consideran como disponibles para la venta.

iv.	Clasificación de pasivos financieros a efectos de valoración

Los pasivos financieros se presentan agrupados, en primer lugar, dentro de las diferentes categorías en las que se clasifican a efectos de su gestión y valoración.

Los pasivos financieros se incluyen a efectos de su valoración en alguna de las siguientes carteras:

-	Cartera de negociación (a valor razonable con cambios en resultados): Pasivos financieros emitidos con el objetivo de beneficiarse a corto plazo de las variaciones que experimenten sus precios, los derivados financieros que no se consideran de cobertura contable y los pasivos financieros originados por la venta en firme de activos financieros adquiridos temporalmente o recibidos en préstamo (“posiciones cortas de valores”).

-	Pasivos financieros a costo amortizado: Pasivos financieros que no se incluyen en ninguna de las categorías anteriores y que responden a las actividades típicas de captación de fondos de las entidades financieras, cualquiera que sea su forma de instrumentalización y su plazo de vencimiento.

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 14

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

v.	Clasificación de pasivos financieros a efectos de presentación

Los pasivos financieros se incluyen, a efectos de su presentación según su naturaleza en los Estados Financieros, en las siguientes partidas:

-	Depósitos y otras obligaciones a la vista: En este rubro se incluyen todas las obligaciones a la vista, con excepción de las cuentas de ahorro a plazo, que por sus características especiales no se consideran a la vista. Se entiende que son obligaciones a la vista aquellas cuyo pago pudo ser requerido en el período, es decir, no se consideran a la vista aquellas operaciones que pasan a ser exigibles el día siguiente del cierre.

-	Operaciones con liquidación en curso: En este rubro se incluyen los saldos por operaciones de compra de activos que no se liquidan el mismo día y por venta de divisas que aún no se entregan.

-	Contratos de retrocompra y préstamos de valores: En este rubro se presentan los saldos correspondientes a las operaciones de venta de instrumentos con pacto y los préstamos de valores. De acuerdo con la normativa vigente, el Banco no registra como cartera propia aquellos papeles comprados con pactos de retroventa.

-	Depósitos y otras captaciones a plazo: En este rubro se presentan los saldos de las operaciones de captación en las cuales se ha establecido un plazo al cabo del cual se tornan exigibles.

-	Contratos de derivados financieros: En este rubro se presentan los contratos de derivados financieros con valores razonables negativos (esto es, en contra del Banco), sean estos de negociación o de cobertura contable, tal como lo demuestra la Nota 6.

-	Derivados de negociación: incluye el valor razonable en contra del Banco de los derivados financieros que no formen parte de coberturas contables, incluido los derivados implícitos segregados de instrumentos financieros híbridos.

-	Derivados de cobertura: incluye el valor razonable en contra del Banco de los derivados designados como instrumentos de cobertura contable, incluido los derivados implícitos segregados de instrumentos financieros híbridos designados como instrumentos de cobertura contable.

-	Obligaciones con bancos: Comprende las obligaciones con otros bancos del país, con bancos del exterior o con el Banco Central de Chile y que no fueron clasificadas en alguna definición anterior.

-	Instrumentos de deuda emitidos: Comprende cuatro rubros según se trate de obligaciones con letras de hipotecaria, bonos subordinados, bonos corrientes o bono hipotecario, colocados en el mercado local o en el exterior.

-	Otras obligaciones financieras: En este rubro se incluyen las obligaciones crediticias con personas distintas de otros bancos del país o del exterior o del Banco Central de Chile, correspondientes a financiamientos u operaciones propias del giro.

h)	Valoración y registro de resultados de los activos y pasivos financieros

Generalmente, los activos y pasivos financieros se registran inicialmente por su valor razonable que, salvo evidencia en contrario, es el precio de la transacción. Los instrumentos no valorados por su valor razonable con cambios en resultados se ajustan con los costos de transacción. Posteriormente, y con ocasión de cada cierre contable, se procede a valorarlos de acuerdo con los siguientes criterios:

i.	Valoración de los activos financieros

Los activos financieros, excepto las inversiones crediticias y las inversiones a vencimiento, se valoran a su “valor razonable” sin deducir ningún costo de transacción por su venta.

De acuerdo a NIIF 13 Medición de Valor Razonable (aplicada desde el 01 de enero de 2013) se entiende por “valor razonable” como el precio que se recibiría por la venta de un activo o se pagaría por la transferencia de un pasivo en una transacción ordenada en el mercado principal (o más ventajoso) en la fecha de la medición en condiciones de mercado presentes (es decir, un precio de salida) independientemente de si ese precio es observable directamente o estimado utilizando otra técnica de valoración. Una medición del valor razonable es para un activo o pasivo concreto. Por ello, al medir el valor razonable el Banco se tiene en cuenta las características del activo o pasivo de la misma forma en que los participantes de mercado las tendrían en cuenta al fijar el precio de dicho activo o pasivo en la fecha de la medición.

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 15

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

La medición a valor razonable supone que la transacción de venta del activo o transferencia del pasivo tiene lugar: (a) en el mercado principal del activo o pasivo; o (b) en ausencia de un mercado principal, en el mercado más ventajoso para el activo o pasivo. Cuando no existe un mercado observable para proporcionar información para fijar el precio en relación con la venta de un activo o la transferencia de un pasivo en la fecha de la medición, el valor razonable se obtendrá de suponer una transacción en dicha fecha, considerada desde la perspectiva de un participante de mercado que mantiene el activo o debe el pasivo.

Cuando se utilizan técnicas de valorización se maximiza el uso de datos de entrada observables relevantes y minimiza el uso de datos de entrada no observables. Cuando un activo o un pasivo medido a valor razonable tiene un precio comprador y un precio Vendedor, el precio dentro del diferencial de precios comprador-vendedor que sea el más representativo del valor razonable en esas circunstancias se utilizará para medir el valor razonable independientemente de dónde se clasifique el dato de entrada en la jerarquía del valor razonable. NIIF 13 Medición del Valor Razonable establece una jerarquía del valor razonable basada en tres niveles: Nivel 1 , Nivel 2 y Nivel 3, en donde se concede la prioridad más alta a los precios cotizados (sin ajustar) en mercados activos para activos y pasivos idénticos y la prioridad más baja a los datos de entrada no observables.

Todos los derivados se registran en el Estado Intermedio de Situación Financiera Consolidado por su valor razonable desde su fecha de contratación. Si su valor razonable es positivo se registrarán como un activo y si éste es negativo se registrarán como un pasivo. En la fecha de contratación se entiende que, salvo prueba en contrario, su valor razonable es igual al precio de la transacción. Los cambios en el valor razonable de los derivados desde la fecha de contratación se registran con contrapartida en el Estado Intermedio del Resultado Consolidado en el rubro “Utilidad neta de operaciones financieras”.

Concretamente, el valor razonable de los derivados financieros incluidos en las carteras de negociación se asimila a su cotización diaria y si, por razones excepcionales, no se puede establecer su cotización en una fecha dada, se recurre para valorarlos a métodos similares a los utilizados para valorar los derivados contratados en mercados no organizados. El valor razonable de estos derivados se asimila a la suma de los flujos de caja futuros con origen en el instrumento, descontados a la fecha de la valoración (“valor actual” o “cierre teórico”), utilizándose en el proceso de valoración métodos reconocidos por los mercados financieros: “valor actual neto” o modelos de determinación de precios de opciones, entre otros métodos. Además, dentro del valor razonable de los derivados se incluye el ajuste de valorización por riesgo de crédito (en inglés Credit Valuation Adjustment o CVA), todo ello con el objetivo de que el valor razonable de cada instrumento incluya el riesgo de crédito de su contraparte.

Las “Inversiones crediticias” y la “Cartera de instrumentos de inversión hasta el vencimiento” se valoran a su “costo amortizado”, utilizándose en su determinación el método del “tipo de interés efectivo”. Por “costo amortizado” se entiende el costo de adquisición de un activo o pasivo financiero corregido (en más o en menos, según sea el caso) por los reembolsos de principal y la parte imputada sistemáticamente al Estado Intermedio del Resultado Consolidado de la diferencia entre el costo inicial y el correspondiente valor de reembolso al vencimiento. En el caso de los activos financieros, el costo amortizado incluye, además, las correcciones a su valor motivadas por el deterioro que hayan experimentado. En las inversiones crediticias cubiertas por operaciones de cobertura de valor razonable, se registran aquellas variaciones que se produzcan en su valor razonable relacionadas con el riesgo o con los riesgos cubiertos en dichas operaciones de cobertura, los cuales son contabilizados en “Utilidad neta de operaciones financieras”.

El “tipo de interés efectivo” es la tasa de descuento que iguala exactamente el valor inicial de un instrumento financiero a la totalidad de sus flujos de caja estimados por todos los conceptos a lo largo de su vida remanente. Para los instrumentos financieros a tipo de interés fijo, el tipo de interés efectivo coincide con el tipo de interés contractual establecido en el momento de su adquisición más, en su caso, las comisiones y costos de transacción que, por su naturaleza, formen parte de su rendimiento financiero. En los instrumentos financieros a tipo de interés variable, el tipo de interés efectivo coincide con la tasa de rendimiento vigente por todos los conceptos hasta la primera revisión del tipo de interés de referencia que vaya a tener lugar.

Los instrumentos de capital cuyo valor razonable no pueda determinarse de forma suficientemente objetiva y los derivados financieros que tengan como activo subyacente estos instrumentos y se liquiden mediante entrega de los mismos se mantienen a su costo de adquisición, corregido, en su caso, por las pérdidas por deterioro que hayan experimentado.

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 16

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Los importes por los que figuran registrados los activos financieros representan, en todos los aspectos significativos, el máximo nivel de exposición al riesgo de crédito del Banco en cada fecha de presentación de los estados financieros. El Banco cuenta, por otro lado, con garantías tomadas y otras mejoras crediticias para mitigar su exposición al riesgo de crédito, consistentes, fundamentalmente, en garantías hipotecarias, de instrumentos de capital y personales, bienes cedidos en leasing, activos adquiridos con pacto de retrocompra, préstamos de valores y derivados.

ii.	Valoración de los pasivos financieros

Los pasivos financieros se valoran generalmente a su costo amortizado, tal y como éste ha sido definido anteriormente, excepto por los pasivos financieros designados como partidas cubiertas (o como instrumentos de cobertura) y pasivos financieros mantenidos para negociación, que se valoran a su valor razonable.

iii.	Técnicas de valoración

Los instrumentos financieros a valor razonable y determinados por cotizaciones publicadas en mercados activos comprenden deuda pública, deuda privada, acciones, posiciones cortas de valores y renta fija emitida.

En los casos donde no puedan observarse cotizaciones, la Administración realiza su mejor estimación del precio que el mercado fijaría utilizando para ello sus propios modelos internos que utilizan en la mayoría de los casos datos basados en parámetros observables de mercado como inputs significativos y, en limitadas ocasiones, utilizan inputs significativos no observables en datos de mercado. Para realizar esta estimación, se utilizan diversas técnicas, incluyendo la extrapolación de datos observables del mercado.

La mejor evidencia del valor razonable de un instrumento financiero en el momento inicial es el precio de la transacción, salvo que el valor de dicho instrumento pueda ser obtenido de otras transacciones realizadas en el mercado con el mismo o similar instrumento, o valorarse usando una técnica de valoración donde las variables utilizadas incluyan sólo datos observables en el mercado, principalmente tipos de interés.

Las principales técnicas usadas, Al 31 de marzo de 2014 y 2013 y al 31 de diciembre de 2013, por los modelos internos del Banco para determinar el valor razonable de los instrumentos financieros son descritas a continuación:

i.	En la valoración de instrumentos financieros que permiten una cobertura estática (principalmente “forwards” y “swaps”) se emplea el método del “valor presente”. Los flujos de caja futuros esperados se descuentan empleando las curvas de tipos de interés de las correspondientes divisas. Por regla general, las curvas de tipos de interés son datos observables en los mercados.

ii.	En la valoración de instrumentos financieros que requieren una cobertura dinámica (principalmente opciones estructuradas y otros instrumentos estructurados) se emplea, normalmente, el modelo de “Black-Scholes”. En su caso, se emplean inputs observables de mercado para obtener factores tales como el bid–offer dilusivo, tipos de cambio, volatilidad, correlación entre índices y liquidez del mercado.

iii.	En la valoración de determinados instrumentos financieros afectados por el riesgo de tipo de interés, tales como los futuros sobre tipos de interés, caps y floors, se utilizan el método del valor presente (futuros) y el modelo de “Black- Scholes” (opciones “plain vanilla”). Los principales inputs utilizados en estos modelos son principalmente datos observables en el mercado, incluyendo las correspondientes curvas de tipos de interés, volatilidades, correlaciones y tipos de cambio.

El valor razonable de los instrumentos financieros que se deriva de los modelos internos anteriores tiene en cuenta, entre otros, los términos de los contratos y datos observables de mercado, que incluyen tipos de interés, riesgo de crédito, tipos de cambio, cotizaciones de materias primas y acciones, volatilidad y prepagos. Los modelos de valoración no incorporan subjetividad significativa, dado que dichas metodologías pueden ser ajustadas y calibradas, en su caso, mediante el cálculo interno del valor razonable y su posterior comparación con el correspondiente precio negociado activamente.

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 17

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

iv.	Registro de resultados

Las variaciones del valor en libros de los activos y pasivos financieros se registran con contrapartida en el Estado Intermedio del Resultado Consolidado; diferenciándose entre las que tienen su origen en el devengo de intereses y reajustes (que se registran en los rubros Ingresos por intereses y reajustes o Gastos por intereses y reajustes, según proceda); y las que correspondan a otras causas. Estas últimas se registran, por su importe neto, en el rubro Utilidad neta de operaciones financieras.

En el caso de instrumentos de negociación, los ajustes por valor razonable, resultados por interés, ajustes por tasas y diferencias de cambio, son incluidas en el Estado Intermedio del Resultado Consolidado en el rubro “Utilidad neta de operaciones financieras”.

Los ajustes por cambios en el valor razonable con origen en:

Los “Instrumentos financieros disponibles para la venta” se registran en Otros Resultados Integrales bajo “Cuentas de Valoración” en el patrimonio consolidado del Banco.

-	Cuando los instrumentos de inversión disponibles para la venta son enajenadas o se deterioran, el monto de los ajustes a valor razonable acumulados bajo “Cuentas de Valoración” son reclasificados al Estado Intermedio del Resultado Consolidado.

v.	Operaciones de cobertura

El Banco utiliza los derivados financieros para las siguientes finalidades:

i)	facilitar dichos instrumentos a los clientes que los solicitan en la gestión de sus riesgos de mercado y de crédito,
ii)	utilizarlos en la gestión de los riesgos de las posiciones propias de las entidades del Banco y de sus activos y pasivos (“derivados de cobertura”), y
iii)	para aprovechar en beneficio propio las alteraciones que experimenten estos derivados en su valor “(derivados de negociación)”.

Todo derivado financiero que no reúna las condiciones que permiten considerarlo como de cobertura se trata a efectos contables como un “derivado de negociación”.

Para que un derivado financiero se considere de cobertura, necesariamente tiene que:

1.	Cubrir uno de los siguientes tres tipos de riesgo:

a.	De variaciones en el valor de los activos y pasivos debidas a oscilaciones, entre otras, en la inflación (UF), tipo de interés y/o tipo de cambio al que se encuentre sujeta la posición o saldo a cubrir (“cobertura de valores razonables”);
b.	De alteraciones en los flujos de efectivo estimados con origen en los activos y pasivos financieros, compromisos y transacciones altamente probables que se prevean llevar a cabo (“cobertura de flujos de efectivo”);
c.	La inversión neta en un negocio en el extranjero (“cobertura de inversiones netas en negocios en el extranjero”).

2.	Eliminar eficazmente algún riesgo inherente al elemento o posición cubierto durante todo el plazo previsto de cobertura, lo que implica que:

a.	En el momento de la contratación de la cobertura se espera que, en condiciones normales, ésta actúe con un alto grado de eficacia (“eficacia prospectiva”);
b.	Exista una evidencia suficiente de que la cobertura fue realmente eficaz durante toda la vida del elemento o posición cubierto (“eficacia retrospectiva”).

3.	Haberse documentado adecuadamente que la contratación del derivado financiero tuvo lugar específicamente para servir de cobertura de determinados saldos o transacciones y la forma en que se pensaba conseguir y medir esa cobertura, siempre que esta forma sea coherente con la gestión de los riesgos propios que lleva a cabo el Banco.

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 18

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Las diferencias de valoración de las coberturas contables se registran según los siguientes criterios:

a.	En las coberturas de valor razonable, las diferencias producidas tanto en los elementos de cobertura como en los elementos cubiertos (en lo que refiere al tipo de riesgo cubierto) se reconocen directamente en la cuenta “Utilidad neta de operaciones financieras” del Estado Intermedio del Resultado Consolidado.

b.	En las coberturas del valor razonable del riesgo de tipo de interés de una cartera de instrumentos financieros, las ganancias o pérdidas que surgen al valorar los instrumentos de cobertura se reconocen directamente en el Estado Intermedio del Resultado Consolidado, mientras que las ganancias o pérdidas debidas a variaciones en el valor razonable del importe cubierto (atribuibles al riesgo cubierto) se reconocen en el Estado Intermedio del Resultado Consolidado utilizando como contrapartida “Utilidad neta de operaciones financieras”.

c.	En las coberturas de los flujos de efectivo, la parte eficaz de la variación del valor del instrumento de cobertura se registra en Otros Resultados Integrales en “Cuentas de valoración – Coberturas de flujos de efectivo” dentro del patrimonio, hasta el momento en que ocurran las transacciones previstas, registrándose entonces en el Estado Intermedio del Resultado Consolidado, salvo que las transacciones previstas terminen en el reconocimiento de activos o pasivos no financieros, en cuyo caso son incluidos en el costo de dichos activos y pasivos no financieros.

d.	Las diferencias en valoración del instrumento de cobertura correspondientes a la parte ineficiente de las operaciones de cobertura de flujos de efectivo se llevan directamente al Estado Intermedio del Resultado Consolidado, en “Utilidad neta de operaciones financieras”.

Si un derivado designado como de cobertura, bien por su finalización, por su inefectividad o por cualquier otra causa, no cumple los requisitos indicados anteriormente, a efectos contables, dicho derivado pasa a ser considerado como un “derivado de negociación”. Cuando la “cobertura de valores razonables” es discontinuada, los ajustes a valor razonable del valor libro de la partida cubierta generados por el riesgo cubierto son amortizados contra ganancias y perdidas desde dicha fecha.

Cuando se interrumpen las “coberturas de flujos de efectivo”, el resultado acumulado del instrumento de cobertura reconocido en Otros Resultados Integrales en “Cuentas de Valoración” de patrimonio (mientras la cobertura era efectiva) se continuará reconociendo en patrimonio hasta que la transacción cubierta ocurra, momento en el que se registrará en el Estado Intermedio del Resultado Consolidado, salvo que se prevea que no se va a realizar la transacción, en cuyo caso se registran inmediatamente en el Estado Intermedio del Resultado Consolidado.

vi.	Derivados implícitos en instrumentos financieros híbridos

Los derivados implícitos en otros instrumentos financieros o en otros contratos principales se registran separadamente como derivados cuando sus riesgos y características no están estrechamente relacionados con los de los contratos principales y siempre que dichos contratos principales no se encuentren clasificados en las categorías de “Otros activos (pasivos) financieros a valor razonable con cambios en resultados” o como “Cartera de instrumentos para negociación”.

vii.	Compensación de instrumentos financieros

Los activos y pasivos financieros son objeto de compensación, es decir, de presentación en el Estado Intermedio de Situación Financiera Consolidado por su importe neto, sólo cuando las entidades dependientes tienen tanto el derecho, exigible legalmente, de compensar los importes reconocidos en los citados instrumentos, como la intención de liquidar la cantidad neta, o de realizar el activo y proceder al pago del pasivo de forma simultánea.

viii.	Baja de activos y pasivos financieros

El tratamiento contable de las transferencias de activos financieros está condicionado por el grado y la forma en que se traspasan a terceros los riesgos y beneficios asociados a los activos que se transfieren:

i.	Si los riesgos y beneficios se traspasan sustancialmente a terceros, caso de las ventas incondicionales, de las ventas con pacto de retrocompra por su valor razonable en la fecha de la retrocompra, de las ventas de activos financieros con una opción de compra adquirida o de venta emitida profundamente fuera de dinero, de las utilizaciones de activos en que el cedente no retiene financiaciones subordinadas ni concede ningún tipo de mejora crediticia a los nuevos titulares y otros casos similares, el activo financiero transferido se da de baja del Estado Intermedio de Situación Financiera Consolidado, reconociéndose simultáneamente cualquier derecho u obligación retenido o creado como consecuencia de la transferencia.

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 19

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

ii.	Si se retienen sustancialmente los riesgos y beneficios asociados al activo financiero transferido, caso de las ventas de activos financieros con pacto de retrocompra por un precio fijo o por el precio de venta más un interés, de los contratos de préstamo de valores en los que el prestatario tiene la obligación de devolver los mismos o similares activos y otros casos análogos, el activo financiero transferido no se da de baja del Estado Intermedio de Situación Financiera Consolidado y se continúa valorando con los mismos criterios utilizados antes de la transferencia. Por el contrario, se reconocen contablemente:

-	Un pasivo financiero asociado por un importe igual al de la contraprestación recibida, que se valora posteriormente a su costo amortizado.
-	Tanto los ingresos del activo financiero transferido (pero no dado de baja) como los gastos del nuevo pasivo financiero.

iii.	Si ni se transfieren ni se retienen sustancialmente los riesgos y beneficios asociados al activo financiero transferido - caso de las ventas de activos financieros con una opción de compra adquirida o de venta emitida que no están profundamente dentro ni fuera de dinero, de las securitizaciones en las que el cedente asume una financiación subordinada u otro tipo de mejoras crediticias por una parte del activo transferido y otros casos semejantes - , se distingue entre:

a.	Si la entidad cedente no retiene el control del activo financiero transferido: se da de baja del Estado Intermedio de Situación Financiera Consolidado y se reconoce cualquier derecho u obligación retenido o creado como consecuencia de la transferencia.

b.	Si la entidad cedente retiene el control del activo financiero transferido: continúa reconociéndolo en el Estado Intermedio de Situación Financiera Consolidado por un importe igual a su exposición a los cambios de valor que pueda experimentar y reconoce un pasivo financiero asociado al activo financiero transferido. El importe neto del activo transferido y el pasivo asociado será el costo amortizado de los derechos y obligaciones retenidos, si el activo transferido se mide por su costo amortizado, o el valor razonable de los derechos y obligaciones retenidos, si el activo transferido se mide por su valor razonable.

De acuerdo con lo anterior, los activos financieros sólo se dan de baja del Estado Intermedio de Situación Financiera Consolidado cuando se han extinguido los derechos sobre los flujos de efectivo que generan o cuando se han transferido sustancialmente a terceros los riesgos y beneficios que llevan implícitos. De forma similar, los pasivos financieros sólo se dan de baja del Estado Intermedio de Situación Financiera Consolidado cuando se han extinguido las obligaciones que generan o cuando se adquieren con la intención de cancelarlos o de recolocarlos de nuevo.

i)	Reconocimiento de ingresos y gastos

A continuación se resumen los criterios más significativos utilizados por el Banco para el reconocimiento de sus ingresos y gastos:

i.	Ingresos y gastos por intereses y conceptos asimilados

Los ingresos y gastos por intereses y conceptos asimilados a ellos se reconocen contablemente en función de su período de devengo, por aplicación del método de interés efectivo.

No obstante, cuando una determinada operación presenta una morosidad igual o superior a 90 días, cuando su origen corresponde a una operación refinanciada o renegociada o cuando el deudor, a juicio del Banco, presenta un alto grado de riesgo de incumplimiento, los intereses y reajustes correspondientes a estas operaciones no son reconocidos en el Estado Intermedio del Resultado Consolidado, a menos que estos sean efectivamente percibidos.

Estos intereses y reajustes, se denominan en términos generales como “suspendidos” y son registrados en cuentas de orden, las cuales no forman parte de Estado Intermedio de Situación Financiera Consolidado, sino que son informados como parte de la información complementaria de estos (Nota 27). Estos intereses son reconocidos como ingresos, cuando son efectivamente recaudados.

Sólo se vuelven a registrar los ingresos por intereses de “operaciones con devengo suspendido” cuando dichas operaciones se vuelven corrientes (es decir, se recibieron pagos que hacen que tengan menos de 90 días de incumplimiento) o cuando ya no están en las categorías C3, C4, C5 o C6 (en el caso de clientes con una evaluación individual de incumplimiento).

Los dividendos recibidos de sociedades, clasificados como “Inversiones en otras sociedades” son reconocidos en resultado cuando surge el derecho de recibirlos.

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 20

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

ii.	Comisiones, honorarios y conceptos asimilados

Los ingresos y gastos por comisiones y honorarios son reconocidos en el Estado Intermedio del Resultado Consolidado utilizando distintos criterios según sea su naturaleza. Los más significativos son:

-	Los ingresos y gastos por comisiones y honorarios relacionados con activos y pasivos financieros medidos a valor razonable con cambios en resultados son reconocidos cuando son percibidos o pagados.
-	Aquellos que surgen de transacciones o servicios que se prolongan a lo largo del tiempo, los cuales son reconocidos durante la vida de tales transacciones o servicios.
-	Aquellos que responden a un acto singular, los cuales son reconocidos cuando se produce el acto que los origina.

iii.	Ingresos y gastos no financieros

Se reconocen contablemente de acuerdo con el criterio de devengo.

iv.	Comisiones en la formalización de préstamos

Las comisiones financieras que surgen en la formalización de préstamos, fundamentalmente las comisiones de apertura o de estudio e información, son periodificadas y registradas en el Estado Intermedio del Resultado Consolidado a lo largo de la vida del préstamo.

En el caso de las comisiones de apertura, se registra inmediatamente en el Estado Intermedio del Resultado Consolidado la parte correspondientes a los costos directos relacionados incurridos en la formalización de dichas operaciones.

j)	Deterioro

i.	Activos financieros:

Un activo financiero, distinto de los activos medidos a valor razonable con cambios en resultados, es evaluado en cada fecha de presentación de los estados financieros para determinar si existe evidencia objetiva de deterioro.

Un activo financiero o un grupo de activos financieros estará deteriorado, y se habrá producido una pérdida por deterioro del valor si, y solo si, existe evidencia objetiva del deterioro como resultado de uno o más eventos que hayan ocurrido después del reconocimiento inicial del activo (un “evento que causa la pérdida”), y ese evento o eventos causantes de la pérdida tengan un impacto sobre los flujos de efectivo futuros estimados del activo financiero o del grupo de activos financieros.

Una pérdida por deterioro en relación con activos financieros registrados al costo amortizado, se calcula como la diferencia entre el importe en libros del activo y el valor presente de los flujos de efectivo futuros estimados, descontados al tipo de interés efectivo original del activo financiero.

Una pérdida por deterioro en relación con un activo financiero disponible para la venta se calcula en base a una significativa prolongada disminución en su valor razonable.

Los activos financieros individualmente significativos son examinados individualmente para determinar su deterioro. Los activos financieros restantes son evaluados colectivamente en grupos que comparten características de riesgo crediticio similares.

Todas las pérdidas por deterioro son reconocidas en resultado. Cualquier pérdida acumulada en relación con un activo financiero disponible para la venta reconocido anteriormente en patrimonio es transferido al resultado.

El reverso de una pérdida por deterioro ocurre solo si éste puede ser relacionado objetivamente con un evento ocurrido después de que éste fue reconocido.

ii.	Activos no financieros:

El monto en libros de los activos no financieros del Banco, excluyendo propiedades de inversión son revisados en cada fecha de presentación de los estados financieros para determinar si existen indicios de deterioro. Si existen tales indicios, entonces se estima el monto a recuperar del activo.

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 21

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

En relación con otros activos, las pérdidas por deterioro reconocidas en períodos anteriores son evaluadas en cada fecha de presentación en búsqueda de cualquier indicio de que la pérdida haya disminuido o haya desaparecido. Una pérdida por deterioro se revertirá solo en la medida que no exceda al monto acumulado de pérdidas por deterioro registradas.

k)	Activo fijo

Incluye el importe de los inmuebles, terrenos, mobiliario, vehículos, equipos de informática y otras instalaciones de propiedad de las entidades consolidadas o adquiridos en régimen de arrendamiento financiero. Los activos se clasificarán en función de su uso:

i.	Activo fijo de uso propio

El activo fijo de uso propio (que incluye, entre otros, los activos materiales recibidos por las entidades consolidadas para la liquidación, total o parcial, de activos financieros que representan derechos de cobro frente a terceros y a los que se prevé dar un uso continuado y propio, así como los que se están adquiriendo en régimen de arrendamiento financiero) se presenta a su costo de adquisición, menos su correspondiente depreciación acumulada y, si procede, las pérdidas por deterioro que resultan de comparar el valor neto de cada partida con su correspondiente importe recuperable.

La depreciación se calcula, aplicando el método lineal, sobre el costo de adquisición de los activos menos su valor residual, entendiéndose que los terrenos sobre los que se asientan los edificios y otras construcciones tienen una vida indefinida y que, por tanto, no son objeto de depreciación.

El Banco debe aplicar las siguientes vidas útiles a los bienes físicos que conformen el activo:

RUBRO	Vida Útil (Meses)

Terrenos	-
Cuadros y obras de arte	-
Bienes retirados por enajenar	-
Alfombras y cortinajes	36
Computadores y equipos periféricos	36
Vehículos	36
Software y sistemas computacionales	36
Cajeros automáticos y tele consultas	60
Máquinas y equipos en general	60
Mobiliario de oficina	60
Sistemas telefónicos y comunicación	60
Sistemas de seguridad	60
Derechos sobre líneas telefónicas	60
Sistemas de climatización	84
Instalaciones en general	120
Sistemas de seguridad (adquisiciones hasta octubre 2002)	120
Construcciones	1.200

Con ocasión de cada cierre contable, las entidades consolidadas analizan si existen indicios de que el valor neto de los elementos de su activo material excede de su correspondiente importe recuperable, en cuyo caso, reducen el valor en libros del activo de que se trate hasta su importe recuperable y ajustan los cargos futuros por concepto de depreciación en proporción a su valor en libros ajustado y a su nueva vida útil remanente, en el caso de ser necesaria una reestimación de la misma.

De forma similar, cuando existen indicios de que se ha recuperado el valor de un activo material, las entidades consolidadas registran la reversión de la pérdida por deterioro contabilizada en períodos anteriores y ajustan en consecuencia los cargos futuros en concepto de su depreciación. En ningún caso la reversión de la pérdida por deterioro de un activo puede suponer el incremento de su valor en libros por encima de aquél que tendría si no se hubieran reconocido pérdidas por deterioro en ejercicios anteriores.

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 22

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Asimismo, al menos al final del ejercicio, se procede a revisar las vidas útiles estimadas de los elementos del activo fijo de uso propio, de cara a detectar cambios significativos en las mismas que, de producirse, se ajustarán mediante la correspondiente corrección del cargo al Estado Intermedio del Resultado Consolidado de ejercicios futuros de la cuota de depreciación en virtud de las nuevas vidas útiles.

Los gastos de conservación y mantenimiento de los activos materiales de uso propio se cargan a los resultados del ejercicio en que se incurren.

ii.	Activos cedidos en arrendamiento operativo

Los criterios aplicados para el reconocimiento del costo de adquisición de los activos cedidos en arrendamiento operativo, para su amortización, para la estimación de sus respectivas vidas útiles y para el registro de sus pérdidas por deterioro, coinciden con los descritos en relación con los activos fijos de uso propio.

l)	Leasing

i.	Leasing financiero

Los leasing financieros son arrendamientos que transfieren substancialmente todos los riesgos y beneficios desde el propietario del activo arrendado al arrendatario.

Cuando las entidades consolidadas actúan como arrendadoras de un bien, la suma de los valores presentes de los pagos que recibirán del arrendatario incluido el precio de ejercicio de la opción de compra del arrendatario a la finalización del contrato, lo que equivale a un pago adicional de la cuota de arrendamiento, por lo que existe una razonable seguridad de que se ejercerá la opción se registra como un financiamiento a terceros, por lo que se incluye en el rubro “Créditos y cuentas por cobrar a clientes” del Estado Intermedio de Situación Financiera Consolidado.

Cuando las entidades consolidadas actúan como arrendatarias, presentan el costo de los activos arrendados en el Estado Intermedio de Situación Financiera Consolidado según la naturaleza del bien objeto del contrato y, simultáneamente, un pasivo por el mismo importe (que será el menor del valor razonable del bien arrendado o de la suma de los valores presentes de las cantidades a pagar al arrendador más, en su caso, el precio de ejercicio de la opción de compra). Estos activos se deprecian con criterios similares a los aplicados al conjunto de los activos fijos de uso propio.

En ambos casos, los ingresos y gastos financieros con origen en estos contratos se abonan y cargan, respectivamente, al Estado Intermedio del Resultado Consolidado, en los ítems “Ingresos por intereses” y “Gastos por intereses”, a fin de lograr una tasa constante de rendimiento durante el plazo del arrendamiento.

ii.	Leasing operativo

En las operaciones de arrendamiento operativo, la propiedad del bien arrendado, y sustancialmente todos los riesgos y beneficios que recaen sobre el bien, permanecen en el arrendador.

Cuando las entidades consolidadas actúan como arrendadoras, presentan el costo de adquisición de los bienes arrendados en el ítem “Activo fijo”. Estos activos se deprecian de acuerdo con las políticas adoptadas para los activos materiales similares de uso propio y los ingresos procedentes de los contratos de arrendamiento se reconocen en el Estado Intermedio del Resultado Consolidado de forma lineal, en el ítem “Otros resultados operacionales”.

Cuando las entidades consolidadas actúan como arrendatarias, los gastos del arrendamiento incluyendo incentivos concedidos, en su caso, por el arrendador, se cargan linealmente a sus cuentas de pérdidas y ganancias consolidadas, en el rubro “Otros gastos operacionales” en el Estado Intermedio del Resultado Consolidado.

iii.	Ventas con arrendamiento posterior

En el caso de ventas a su valor razonable con arrendamiento operativo posterior, los resultados generados se registran en el momento de la venta. En el caso de arrendamiento financiero posterior, los resultados generados se amortizan a lo largo del plazo de arrendamiento.

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 23

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

m)	Operaciones de factoring

Las operaciones de factoring se valorizan por los montos desembolsados por el Banco a cambio de las facturas u otros instrumentos de comercio representativos de crédito que el cedente entrega al Banco. La diferencia de precios entre las cantidades desembolsadas y el valor nominal real de los créditos se registra en el Estado Intermedio del Resultado Consolidado como ingresos por intereses, a través del método del tipo de interés efectivo, durante el período de financiamiento.

En aquellos casos en que la cesión de estos instrumentos se realiza sin responsabilidad por parte del cedente, es el Banco quien asume los riesgos de insolvencia de los obligados al pago.

n)	Activos intangibles

Los activos intangibles son identificados como activos no monetarios (separados de otros activos) sin sustancia física que surge como resultado de una transacción legal o son desarrollados internamente por las entidades consolidadas. Son activos cuyo costo puede ser estimado confiablemente y por los cuales las entidades consolidadas consideran probable que sean reconocidos beneficios económicos futuros.

Los activos intangibles son reconocidos inicialmente a su costo de adquisición o producción y son subsecuentemente medidos a su costo menos cualquier amortización acumulada o menos cualquier pérdida por deterioro acumulada.

Software desarrollado internamente

Los software desarrollados internamente son reconocidos como un activo intangible si, entre otros requisitos (básicamente la capacidad del Banco para usarlo o venderlo), puede ser identificado y tienen capacidad para generar beneficios económicos futuros. La estimación de la vida útil del software es de 3 años.

Los activos intangibles son amortizados linealmente utilizando la vida útil estimada, la cual se ha definido en 36 meses.

Los gastos en actividades de investigación son reconocidos como un gasto en el año en que estos son incurridos y no son posteriormente capitalizados.

o)	Efectivo y efectivo equivalente

Para la elaboración del estado de flujo de efectivo se ha utilizado el método indirecto, en el que partiendo del resultado consolidado del Banco antes de impuestos se incorporan las transacciones no monetarias, así como de los ingresos y gastos asociados con flujos de efectivo de actividades clasificadas como de inversión o financiamiento.

Para la elaboración del estado de flujos de efectivo se toman en consideración los siguientes conceptos:

i.	Flujos de efectivo: las entradas y salidas de efectivo y de efectivo equivalentes, entendiendo por éstas los saldos en partidas tales como: depósitos en el Banco Central de Chile, depósitos en Bancos Nacionales, depósitos en el exterior.
ii.	Actividades operacionales: corresponden a las actividades normales realizadas por los bancos, así como otras actividades que no pueden ser calificadas como de inversión o de financiamiento.
iii.	Actividades de inversión: corresponden a la adquisición, enajenación o disposición por otros medios, de activos a largo plazo y otras inversiones no incluidas en el efectivo y equivalente de efectivo.
iv.	Actividades de financiamiento: las actividades que producen cambios en el tamaño y composición del patrimonio neto y de los pasivos que no forman parte de las actividades operacionales o de inversión.

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 24

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

p)	Provisiones por riesgo de crédito

El Banco ha establecido provisiones para probables pérdidas en créditos y cuentas por cobrar a clientes de acuerdo con las instrucciones emitidas por la Superintendencia de Bancos e Instituciones Financieras y los modelos de calificación y evaluación de riesgo de crédito aprobado por el Comité de Directores.

El Banco ha construido modelos para la determinación de provisiones por riesgo de crédito apropiado de acuerdo al tipo de cartera u operaciones, para lo cual, los créditos y cuentas por cobrar a clientes se dividen en tres categorías:

i.	Colocaciones de consumo,
ii.	Colocaciones para vivienda, y
iii.	Colocaciones comerciales.

Con el objeto de determinar sus provisiones por riesgo de crédito, el Banco realiza una evaluación de los créditos y cuentas por cobrar a clientes tal y como se indica a continuación:

-	Evaluación individual de deudores – Cuando se reconoce al deudor como individualmente significativo, vale decir, con niveles de deuda significativos y para aquellos que, aun no siéndolo, no son susceptibles de ser clasificados en un grupo de activos financieros con similares características de riesgo de crédito, y que por su tamaño, complejidad o nivel de exposición se requiere conocerla en detalle.

-	Evaluación grupal de deudores - Las evaluaciones grupales resultan pertinentes para abordar un alto número de operaciones cuyos montos individuales son bajos y se trate de personas naturales o de empresas de tamaño pequeño. El Banco agrupa a los deudores con similares características de riesgo de crédito asociando a cada grupo una determinada probabilidad de incumplimiento y un porcentaje de recuperación basado en un análisis histórico fundamentado.

A continuación se describen los modelos utilizados en la determinación de las provisiones por riesgo de crédito:

I.	Provisiones para las evaluaciones individuales

La evaluación individual de los deudores comerciales es necesaria de acuerdo a lo establecido por la SBIF cuando se trate de empresas que por su tamaño, complejidad o nivel de exposición con la entidad, sea necesario conocerlas y analizarlas en detalle.

El Banco para efectos de constituir sus provisiones asigna una categoría de riesgo para cada deudor y sus respectivos préstamos y créditos contingentes, previa asignación a una de las categorías de cartera: Normal, Subestándar e Incumplimiento. Los factores de riesgo utilizados en la asignación son: la industria o el sector, situación del negocio, socios y administración, su situación financiera y capacidad de pago; y el comportamiento de pago.

Las categorías de cartera y sus definiciones son las siguientes:

i.	Cartera en Cumplimiento Normal, la cual corresponde a deudores cuya capacidad de pago les permite cumplir con sus obligaciones y compromisos, y no se visualiza que esta condición cambie, de acuerdo a la situación económica-financiera. Las clasificaciones asignadas a esta cartera son las categorías A1 hasta A6.

ii.	Cartera Subestándar, incluye deudores con dificultades financieras o empeoramiento significativo de su capacidad de pago y sobre los que hay dudas razonables acerca del reembolso total del capital e intereses en los términos contractuales pactados, mostrando una baja holgura para cumplir con sus obligaciones financieras de corto plazo. Las clasificaciones asignadas a esta cartera son las categorías B1 hasta B4.

iii.	Cartera en Incumplimiento, incluye a los deudores y sus créditos para los cuales se considera remota su recuperación, pues muestran una deteriorada o nula capacidad de pago, forman parte de esta cartera aquellos deudores con indicios evidentes de una posible quiebra, aquellos que requieren una reestructuración forzada de deudas y cualquier deudor que presente un atraso igual o superior a 90 días en el pago de intereses o capital. Las clasificaciones asignadas a esta cartera son las categorías C1 hasta C6.

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 25

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Carteras en Cumplimiento Normal y Subestándar

Como parte del análisis individual de los deudores, el Banco clasifica a los deudores en las siguientes categorías, asignándoles los porcentajes de probabilidad de incumplimiento y de pérdida dado el incumplimiento, los cuales dan como resultado los porcentajes de pérdida esperada:

Tipo de Cartera	Categoría del Deudor	Probabilidad de Incumplimiento (%)	Pérdida dado el Incumplimiento (%)	Pérdida Esperada (%)
	A1	0,04	90,0	0,03600
	A2	0,10	82,5	0,08250
Cartera Normal	A3	0,25	87,5	0,21875
	A4	2,00	87,5	1,75000
	A5	4,75	90,0	4,27500
	A6	10,00	90,0	9,00000
	B1	15,00	92,5	13,87500
Cartera Subestándar	B2	22,00	92,5	20,35000
	B3	33,00	97,5	32,17500
	B4	45,00	97,5	43,87500

El Banco para determinar el monto de provisiones, primeramente determina la exposición afecta, la cual abarca el valor contable de los préstamos y cuentas por cobrar del cliente más los créditos contingentes, menos los importes que sean factibles de recuperar a través de la ejecución de las garantías, a dicha exposición se le aplica los porcentajes de perdida respectivos.

Cartera en Incumplimiento

Para efectos de constituir las provisiones sobre la cartera en incumplimiento, primeramente se determina una tasa de pérdida esperada, deduciendo los montos susceptibles de recuperar vía ejecución de garantías y el valor presente de las recuperaciones obtenidas a través de acciones de cobranza neto de gastos asociados.

Una vez determinado el rango de pérdida esperada, se aplica el porcentaje de provisión respectivo sobre el monto exposición que comprende los préstamos mas los créditos contingentes del mismo deudor.

Los porcentajes de provisión que son aplicados sobre la exposición son los siguientes:

Clasificación	Rango de pérdida estimada	Provisión
C1	Hasta 3%	2%
C2	Más de 3% hasta 20%	10%
C3	Más de 20% hasta 30%	25%
C4	Más de 30% hasta 50%	40%
C5	Más de 50% hasta 80%	65%
C6	Más de 80%	90%

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 26

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

II.	Provisiones de evaluación grupal

Las evaluaciones grupales resultan pertinentes para abordar un alto número de operaciones cuyos montos individuales son bajos y se trate de personas naturales o de empresas de tamaño pequeño.

Los niveles de provisiones requeridas han sido determinados por el Banco, de acuerdo a la determinación de pérdida de los créditos, mediante la clasificación y agrupación de la cartera de colocaciones en función de la similitud de las características relativas al riesgo de crédito, indicativas de la capacidad del deudor para pagar todos los importes de acuerdo con las condiciones del contrato. Para esto se utiliza un modelo basado en las características de los deudores, historial de pago, préstamos pendientes y morosidad entre otros factores relevantes.

El Banco utiliza metodologías para la determinación del riesgo de crédito, basadas en modelos internos para la estimación de provisiones para la cartera evaluada grupalmente, donde incluye créditos comerciales para deudores no evaluados individualmente, créditos para vivienda y consumo (incluyendo créditos en cuotas, tarjetas de crédito y líneas de sobregiro). Dicha metodología permite identificar en forma independiente el comportamiento de la cartera a un año vista, determinando de esta manera la provisión necesaria para cubrir las pérdidas que se manifiestan en el período de un año desde la fecha de balance.

Los clientes son segmentados de acuerdo a sus características internas y externas en grupos o perfiles, para diferenciar el riesgo de cada cartera de una manera más adecuada y ordenada (modelo cliente-cartera), esto se conoce como el método de asignación de perfil.

El método de asignación de perfil se establece en base a un método de construcción estadístico, constituyendo una relación a través de una regresión logística entre variables tales como; morosidad, comportamiento externo, variables socio-demográficas, entre otras y una variable de respuesta que determina el riesgo del cliente, en este caso mora igual o superior a 90 días. Posteriormente, se establecen perfiles comunes a los cuales se les determina una probabilidad de incumplimiento (PI) y un porcentaje de recuperación basado en un análisis histórico fundamentado que se reconoce como la pérdida dado el incumplimiento (PDI).

Por consiguiente, una vez que han perfilado a los clientes y asignado una PI y PDI en relación al perfil al cual pertenece el crédito, calcula la exposición afecta, la cual abarca el valor contable de los préstamos y cuentas por cobrar del cliente más los créditos contingentes, menos los importes que sean factibles de recuperar a través de la ejecución de las garantías (para créditos distintos a los créditos de consumo).

III.	Provisiones adicionales

Bajo las normas de la SBIF, a los bancos se les permite establecer provisiones por sobre los límites descritos anteriormente, a fin de resguardarse del riesgo de fluctuaciones económicas no predecibles que puedan afectar el entorno macroeconómico o la situación de un sector económico específico.

Estas provisiones de acuerdo a lo establecido en el número 10 del Capítulo B-1 del Compendio de Normas Contables de la SBIF, se informarán en el pasivo al igual que las provisiones sobre créditos contingentes.

Al 31 de marzo de 2014 y al 31 de diciembre de 2013, el Banco no ha establecido provisiones por estos conceptos.

IV.	Castigos

Por regla general, los castigos deben efectuarse cuando expiren los derechos contractuales sobre los flujos de efectivo. Al tratarse de colocaciones, aun cuando no ocurriera lo anterior, se procederá a castigar los respectivos saldos del activo de acuerdo con lo indicado en el título II del Capítulo B-2 del Compendio de Normas Contables de la Superintendencia de Bancos e Instituciones Financieras.

Los castigos de que se trata se refieren a las bajas en el Estado Intermedio de Situación Financiera Consolidado del activo correspondiente a la respectiva operación incluyendo, por consiguiente, aquella parte que pudiera no estar vencida si se tratara de un crédito pagadero en cuotas o parcialidades, o de una operación de leasing (no existen castigos parciales).

Los castigos se contabilizan siempre con cargo a las provisiones por riesgo de crédito constituidas, de acuerdo con lo indicado en el Capítulo B-1 del Compendio de Normas Contables, cualquiera sea la causa por la cual se procede al castigo. Los pagos posteriores que se obtuvieran por las operaciones castigadas se reconocerán en el Estado Intermedio del Resultado Consolidado como Recuperaciones de créditos castigados.

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 27

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Los castigos de los créditos y cuentas por cobrar se realizan sobre las cuotas vencidas, morosas y vigentes, y el plazo debe computarse desde el inicio de su mora, es decir, efectuarse cuando el tiempo de mora de una cuota o porción de crédito de una operación alcance el plazo para castigar que se dispone a continuación:

Tipo de colocación	Plazo

Créditos de consumo con o sin garantías reales	6 meses
Otras operaciones sin garantías reales	24 meses
Créditos comerciales con garantías reales	36 meses
Créditos hipotecarios para vivienda	48 meses
Leasing de consumo	6 meses
Otras operaciones de leasing no inmobiliario	12 meses
Leasing inmobiliario (comercial y vivienda)	36 meses

Cualquier renegociación de un crédito ya castigado no dará origen a ingresos, mientras la operación siga teniendo la calidad de deteriorada, debiendo tratarse los pagos efectivos que se reciban, como recuperaciones de créditos castigados.

El crédito renegociado sólo se podrá reingresar al activo si deja de tener la calidad de deteriorado, reconociendo también el ingreso por la activación como recuperación de créditos castigados.

V.	Recuperaciones de créditos y cuentas por cobrar a clientes previamente castigados

Las recuperaciones de créditos y cuentas por cobrar a clientes, previamente castigados, son registradas en el Estado Intermedio del Resultado Consolidado como una reducción de las provisiones por riesgo de crédito.

q)	Provisiones, activos y pasivos contingentes

Las provisiones son pasivos en los que existe incertidumbre acerca de su cuantía o vencimiento. Estas provisiones se reconocen en el Estado Intermedio de Situación Financiera Consolidado cuando se cumplen los siguientes requisitos en forma copulativa:

i.	Es una obligación presente (legal o constructiva) como resultado de hechos pasados y,
ii.	A la fecha de los estados financieros es probable que el Banco tenga que desprenderse de recursos para cancelar la obligación y la cuantía de estos recursos puedan medirse de manera fiable.

Un activo o pasivo contingente es toda obligación surgida de hechos pasados cuya existencia quedará confirmada sólo si llegan a ocurrir uno o más sucesos futuros inciertos y que no están bajo el control del Banco.

Se califican como contingentes en información complementaria lo siguiente:

i.	Avales y fianzas: Comprende los avales, fianzas y cartas de crédito stand by a que se refiere el Capítulo 8-10 de la Recopilación Actualizada de Normas. Además, comprende las garantías de pago de los compradores en operaciones de factoraje, según lo indicado en el Capítulo 8-38 de dicha Recopilación.

ii.	Cartas de crédito del exterior confirmadas: Corresponde a las cartas de crédito confirmadas por el Banco.

iii.	Cartas de crédito documentarias: Incluye las cartas de créditos documentarias emitidas por el Banco, que aún no han sido negociadas.

iv.	Boletas de garantía: Corresponde a las boletas de garantía enteradas con pagaré a que se refiere el Capítulo 8-11 de la Recopilación Actualizada de Normas.

v.	Cartas de garantía interbancarias: Corresponde a las cartas de garantía emitidas según lo previsto en el título II del Capítulo 8-12 de la Recopilación Actualizada de Normas.

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 28

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

vi.	Líneas de crédito de libre disposición: Considera los montos no utilizados de líneas de crédito que permiten a los clientes hacer uso del crédito sin decisiones previas por parte del Banco (por ejemplo, con el uso de tarjetas de crédito o sobregiros pactados en cuentas corrientes).

vii.	Otros compromisos de crédito: Comprende los montos no colocados de créditos comprometidos, que deben ser desembolsados en una fecha futura acordada o cursados al ocurrir los hechos previstos contractualmente con el cliente, como puede suceder en el caso de líneas de crédito vinculadas al estado de avance de proyectos de construcción o similares.

viii.	Otros créditos contingentes: Incluye cualquier otro tipo de compromiso de la entidad que pudiere existir y que puede dar origen a un crédito efectivo al producirse ciertos hechos futuros. En general, comprende operaciones infrecuentes tales como la entrega en prenda de instrumentos para garantizar el pago de operaciones de crédito entre terceros u operaciones con derivados contratados por cuenta de terceros que puedan implicar una obligación de pago y no se encuentran cubiertos con depósitos.

Las cuentas anuales consolidadas recogen todas las provisiones significativas con respecto a las cuales se estima que la probabilidad de que se tenga que atender la obligación es mayor que de lo contrario.

Las provisiones son re-estimadas con ocasión de cada cierre contable y se utilizan para afrontar las obligaciones específicas para las cuales fueron originalmente reconocidas; procediéndose a su reversión, total o parcial, cuando dichas obligaciones dejan de existir o disminuyen.

Las provisiones se clasifican en función de las obligaciones cubiertas, siendo estas las siguientes:

-	Provisiones para beneficios y remuneraciones del personal
-	Provisión para dividendos mínimos
-	Provisiones por riesgo de créditos contingentes
-	Provisiones por contingencias

r)	Impuesto a la renta e impuestos diferidos

El Banco reconoce, cuando corresponde, activos y pasivos por impuestos diferidos por la estimación futura de los efectos tributarios atribuibles a diferencias entre los valores contables de los activos, pasivos y sus valores tributarios. La medición de los activos y pasivos por impuestos diferidos se efectúa en base a la tasa de impuesto que, de acuerdo a la legislación tributaria vigente, se deba aplicar en el año en que los activos y pasivos por impuestos diferidos sean realizados o liquidados. Los efectos futuros de cambios en la legislación tributaria o en las tasas de impuestos son reconocidos en los impuestos diferidos a partir de la fecha en que la ley que aprueba dichos cambios sea publicada.

s)	Uso de estimaciones

La preparación de los estados financieros requiere que la Administración realice juicios, estimaciones y supuestos que afectan la aplicación de las políticas de contabilidad y los montos de activos, pasivos, ingresos y gastos presentados. Los resultados reales pueden diferir de estas estimaciones.

En ciertos casos los principios contables generalmente aceptados requieren que los activos o pasivos sean registrados o presentados a su valor razonable. El valor razonable es el monto al cual un activo puede ser intercambiado, o un pasivo cancelado entre un comprador y un vendedor interesado y debidamente informado, que realizan una transacción libre. Cuando los precios de mercado en mercados activos están disponibles han sido utilizados como base de valoración. Cuando los precios de mercado en mercados activos no están disponibles, el Banco ha estimado aquellos valores basado en la mejor información disponible, incluyendo el uso de modelos internos valorización y otras técnicas de evaluación.

El Banco ha establecido provisiones para cubrirse de posibles pérdidas por créditos de acuerdo a las regulaciones emitidas por la Superintendencia de Bancos e Instituciones Financieras. Estas regulaciones requieren que para estimar las provisiones, sean éstas evaluadas regularmente tomando en consideración factores como cambios en la naturaleza y tamaño de la cartera de créditos, tendencias en la cartera prevista, calidad crediticia y condiciones económicas que puedan afectar a la capacidad de pago de los deudores. Los incrementos en provisiones por riesgo de créditos son presentadas como “Provisiones por riesgo de crédito” en el Estado Intermedio del Resultado Consolidado. Los préstamos son castigados cuando la Administración determina que el préstamo o una parte de este no puede ser cobrado. Los castigos son registrados como una reducción de las provisiones por riesgo de crédito.

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 29

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Las estimaciones y supuestos relevantes son revisados regularmente por la Administración del Banco a fin de cuantificar algunos activos, pasivos, ingresos, gastos y compromisos. Las revisiones de las estimaciones contables son reconocidas en el período en que la estimación es revisada y en cualquier período futuro afectado.

Principalmente, estas estimaciones, realizadas en función de la mejor información disponible, se refieran a:

-	Las pérdidas por deterioros de determinados activos (Notas 7, 8, 11, 12 y 30)
-	La vida útil de los activos materiales e intangibles (Notas 11, 12 y 30)
-	El valor razonable de activos y pasivos (Notas 5, 6, 10 y 33)
-	Contingencias y compromisos (Nota 19)
-	Impuestos corrientes e impuestos diferidos (Nota 13)

t)	Activos no corrientes mantenidos para la venta

Los activos no corrientes (o grupo enajenable que comprende activos y pasivos) que se espera sean recuperados principalmente a través de ventas en lugar de ser recuperados mediante su uso continuo son clasificados como mantenidos para la venta. Inmediatamente antes de esta clasificación, los activos (o elementos de un grupo enajenable) son vueltos a medir de acuerdo con las políticas contables del Banco. A partir de ese momento, los activos (o grupo de enajenación) son medidos al menor valor entre el valor en libros y el valor razonable menos el costo de ventas.

Cualquier pérdida por deterioro es primero asignado al goodwill y luego a los activos y pasivos restantes en base a prorrateo, excepto en el caso que ninguna pérdida haya sido registrada en los activos financieros, los activos diferidos, los planes de activos de beneficios a los empleados y la propiedad de inversión, que siguen siendo evaluados según las políticas contables del Banco. Las pérdidas por deterioro en la clasificación inicial de mantenidas para la venta y con ganancias y pérdidas posteriores a la revalorización, son reconocidas en el resultado. Las ganancias no son reconocidas si superan cualquier pérdida acumulativa.

Al 31 de marzo de 2014 y al 31 de diciembre de 2013, el Banco no ha clasificado activos no corrientes como mantenidos para la venta.

Bienes recibidos o adjudicados en pago

Los bienes recibidos o adjudicados en pago de créditos y cuentas por cobrar a clientes son registrados, en el caso de las daciones en pago, al precio convenido entre las partes o, por el contrario, en aquellos casos donde no exista acuerdo entre estas, por el monto por el cual el Banco se adjudica dichos bienes en un remate judicial. En ambos casos una evaluación independiente del valor de mercado de los bienes es determinado sobre la base del estado en que se adquieran.

De existir un exceso de los créditos y cuentas por cobrar a clientes respecto del valor razonable del bien recibido o adjudicado en pago menos los costos de enajenación, son reconocidos en el Estado Intermedio del Resultado Consolidado bajo el rubro “Provisión por riesgo de crédito”.

Posteriormente, estos bienes son valorizados por el menor importe entre el valor registrado en un inicio y su valor neto de realización, el cual corresponde a su valor razonable (valor de liquidez determinado a través de una tasación independiente) menos sus respectivos costos de ventas. Las diferencias entre ambos son reconocidas en el Estado Intermedio del Resultado Consolidado bajo el rubro “Otros gastos operacionales”.

Las tasaciones para estos efectos por política interna del Banco no pueden tener una antigüedad mayor a 18 meses.

En general, se estima que estos bienes serán enajenados dentro del plazo de un año contado desde su fecha de adjudicación. En cumplimiento de lo dispuesto por el artículo 84 de la Ley General de Bancos, aquellos bienes que no son vendidos dentro de dicho plazo, son castigados en una única cuota.

u)	Utilidad por acción

La utilidad básica por acción se determina dividiendo el resultado neto atribuido a los propietarios del Banco entre el número promedio ponderado de las acciones en circulación durante ese período.

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 30

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

El beneficio diluido por acción se determina de forma similar al beneficio básico, pero el número promedio ponderado de acciones en circulación se ajusta para tener en cuenta el efecto dilusivo potencial de las opciones sobre acciones, warrants y deuda convertible.

Al 31 de marzo de 2014 y 2013, el Banco no posee instrumentos que generen efectos dilusivos en el patrimonio.

v)	Adquisición (cesión) temporal de activos

Compras (ventas) de activos financieros bajo acuerdos de retroventa no opcional (retrocompra) a un precio fijo (“repos”) son reconocidos en el Estado Intermedio de Situación Financiera Consolidado como una cesión (recepción) financiera, basada en la naturaleza del deudor (acreedor), en los ítems “Depósitos en el Banco Central de Chile”, “Depósitos en instituciones financieras” o “Créditos y cuentas por cobrar a clientes” (“Depósitos del Banco Central de Chile”, “Depósitos de instituciones financieras” o “Depósitos y captaciones”).

La diferencia entre los precios de compra y venta se registra como intereses financieros durante la vida del contrato.

w)	Patrimonios y fondos de inversión gestionados por el Banco

Los patrimonios administrados por las distintas sociedades que forman parte del perímetro de consolidación del Banco (Santander Asset Management S.A Administradora General de Fondos y Santander S.A. Sociedad Securitizadora) que son propiedad de terceros no se incluyen en el Estado Intermedio de Situación Financiera Consolidado. Las comisiones generadas por esta actividad se incluyen en el saldo del rubro “Ingresos por comisiones” del Estado Intermedio del Resultado Consolidado.

x)	Provisión dividendos mínimos

Al 31 de marzo de 2014 y al 31 de diciembre de 2013, el Banco reconoció un pasivo (provisión) por dividendos mínimos u obligatorios. Esta provisión se realiza en base a lo estipulado en el artículo 79 la Ley de Sociedades Anónimas, coincidente con la política interna de dividendos del Banco, la cual estipula que al menos se distribuirá el 30% del resultado neto del ejercicio, salvo acuerdo diferente adoptado en la junta de accionistas respectiva, por la unanimidad de las acciones emitidas. Esta provisión es registrada como una disminución de las “Utilidades Retenidas” bajo el concepto “Provisión dividendo mínimo” dentro del Estado de Cambios en el Patrimonio Consolidado.

y)	Beneficios al Personal

i.	Retribuciones post – empleo – Plan de beneficio definido

De acuerdo con los convenios colectivos laborales vigentes y otros acuerdos, el Banco Santander Chile tiene a disposición de sus principales directivos un beneficio adicional, consistente en un plan de pensiones, que tiene por objetivo que estos cuenten con fondos para una mejor pensión complementaria al momento de su retiro.

Características del Plan:

Las principales características del Plan de Beneficios post – empleo impulsada por el Banco Santander Chile son:

i.	Orientado a los Directivos del Banco.
ii.	El requisito general para optar a este beneficio, es estar en ejercicio de su cargo al momento de cumplir los 60 años.
iii.	El Banco contratara una póliza de seguro colectivo mixto (vida y ahorro) por cada directivo, siendo el contratante y beneficiario la empresa del Grupo a la que pertenezca el directivo. Se realizaran aportes periódicos por igual monto al que cada directivo aporte a su plan de cotizaciones voluntarias.
iv.	El Banco será el responsable de otorgar los beneficios en forma directa.

Para determinar el valor presente de la obligación por beneficio definido y el costo del servicio presente se utiliza el método de la unidad de crédito proyectada.

Los componentes del costo de los beneficios definidos comprenden:

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 31

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

-	costo del servicio presente y cualquier costo por servicios pasados, los cuales son reconocidos en el resultado del período;
-	el interés neto sobre el pasivo (activo) por beneficio definidos neto, el cual es reconocido en el resultado del período;
-	las nuevas mediciones del pasivo (activo) por beneficio definidos neto, comprenden: (a) ganancias y pérdidas actuariales;

(b)	el rendimiento de los activos del plan y; (c) los cambios en el efecto del techo del activo, los cuales son reconocidos en otro resultado integral.

El pasivo (activo) por beneficios definidos neto es el déficit o superávit, determinado como la diferencia entre el valor presente de la obligación por beneficios definidos menos el valor razonable de los activos del plan.

Los activos del plan comprenden las pólizas de seguros contratadas por el Banco con tercero que no es una parte relacionada. Estos activos son mantenidos por una entidad separada legalmente del Banco y existen solamente para pagar los beneficios a los empleados.

El Banco presenta el costo del servicio presente y el interés neto en el rubro “Remuneraciones y gastos del personal” en los Estados Intermedios Consolidados de Resultados. Dada la estructura del plan, este no genera ganancias ni pérdidas actuariales, el rendimiento del plan está establecido y fijo durante el periodo, por lo que no existen cambios en el techo del activo, dado lo anterior no existen monto reconocidos en otro resultado integral.

La obligación por beneficios post- empleo reconocida en el Estado Intermedio de Situación Financiera Consolidados representa el déficit o superávit en los planes de beneficio definido del Banco. Cualquier superávit resultante del cálculo está limitado al valor presente de cualesquiera beneficios económicos disponibles en forma de reembolsos del plan o reducciones en las aportaciones futuras al mismo.

Cuando los empleados abandonan el plan antes de cumplir los requisitos para hacerse acreedor del beneficio, las contribuciones que realiza el Banco se reducen.

La obligación por beneficios post- empleo reconocida en el Estado Intermedio de Situación Financiera Consolidados representa el déficit o superávit en los planes de beneficio definido del Banco. Cualquier superávit resultante del cálculo está limitado al valor presente de cualesquiera beneficios económicos disponibles en forma de reembolsos del plan o reducciones en las aportaciones futuras al mismo.

ii.	Indemnizaciones por años de servicios

Las indemnizaciones por años de servicios se registran sólo cuando éstas efectivamente se producen o cuando se dispone de un plan formal y detallado en el que se identifican las modificaciones fundamentales que se van a realizar, y siempre que se haya comenzado a ejecutar dicho plan o se haya anunciado públicamente sus principales características, o se desprendan hechos objetivos sobre su ejecución.

iii.	Beneficios basados en acciones liquidados en efectivo

El Banco entrega a determinados ejecutivos del Banco y sus afiliadas un beneficio de pagos basados en acciones liquidados en efectivo, de acuerdo a los requerimientos de NIIF 2 el Banco mide los servicios recibidos y el pasivo incurrido, al valor razonable del pasivo. Hasta que el pasivo se liquide, el Banco volverá a medir el valor razonable del pasivo al final de cada periodo que se informe, así como en la fecha de liquidación, reconociendo cualquier cambio en el valor razonable en el resultado del periodo.

z)	Reclasificación de partidas

Banco Santander Chile efectúa reclasificaciones de partidas en los Estados Financieros con el objetivo de presentar información más clara y relevante a los usuarios.

Estas reclasificaciones no tienen un impacto significativo en los presentes Estados Intermedios de Situación Financiera Consolidados del Banco.

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 32

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

aa)	Nuevos pronunciamientos contables

i.	Adopción de nuevas normas contables e instrucciones emitidas tanto por la Superintendencia de Bancos e Instituciones Financieras como por el International Accounting Standards Board:

A la fecha de emisión de los presentes Estados Intermedios de Situación Financiera Consolidados los nuevos pronunciamientos contables emitidos tanto por la Superintendencia de Bancos e Instituciones Financieras (“SBIF”) como por el International Accounting Standards Board, que han sido adoptados en su totalidad por el Banco, se detallan a continuación:

1. Normas Contables emitidas por la Superintendencia de Bancos e Instituciones Financieras

Al 31 de marzo de 2014, no hay nuevas Normas Contables emitidas por la Superintendencia de Bancos e Instituciones Financieras que haya sido necesario implementar o adoptar.

2. Normas Contables emitidas por el International Accounting Standards Board

Enmienda a NIIF 1, Adopción por Primera Vez de las Normas Internacionales de Información Financiera - El 20 de diciembre de 2010, el IASB publicó ciertas modificaciones a NIIF 1, específicamente:

(i) Eliminación de Fechas Fijadas para Adoptadores por Primera Vez - Estas modificaciones entregan una ayuda para adoptadores por primera vez de las NIIF al reemplazar la fecha de aplicación prospectiva del desreconocimiento de activos y pasivos financieros del ‘01 de enero de 2004’ con ‘la fecha de transición a NIIF’ de esta manera los adoptadores por primera vez de IFRS no tienen que aplicar los requerimientos de desreconocimiento de NIC 39 retrospectivamente a una fecha anterior; y libera a los adoptadores por primera vez de recalcular las pérdidas y ganancias del ‘día 1’ sobre transacciones que ocurrieron antes de la fecha de transición a NIIF.

(ii) Hiperinflación Severa – Estas modificaciones proporcionan guías para la entidades que emergen de una hiperinflación severa, permitiéndoles en la fecha de transición de las entidades medir todos los activos y pasivos mantenidos antes de la fecha de normalización de la moneda funcional a valor razonable en la fecha de transición a NIIF y utilizar ese valor razonable como el costo atribuido para esos activos y pasivos en el estado de situación financiera de apertura bajo IFRS. Las entidades que usen esta exención deberán describir las circunstancias de cómo, y por qué, su moneda funcional se vio sujeta a hiperinflación severa y las circunstancias que llevaron a que esas condiciones terminaran.

Estas modificaciones serán aplicadas obligatoriamente para períodos anuales que comienzan en o después del 01 de julio de 2012. Se permite la aplicación anticipada. La implementación de esta enmienda no tuvo impacto en los estados financieros consolidados del Banco, puesto que este ya se encuentra preparando sus estados financieros bajo IFRS.

Enmienda a NIC 32, Instrumentos Financieros: Presentación – El 16 de diciembre de 2011, el IASB modificó los requerimientos de contabilización y revelación relacionados con el neteo activos y pasivos financieros mediante las enmiendas a NIC 32 y NIIF 7. Estas enmiendas son el resultado del proyecto conjunto del IASB y el Financial Accounting Standards Board (FASB) para abordar las diferencias en sus respectivas normas contables con respecto al neteo de instrumentos financieros. Las nuevas revelaciones son requeridas para períodos anuales que comiencen a partir 01 de enero de 2014. Una entidad aplicará estas modificaciones de forma retroactiva. Se permite su aplicación anticipada. La implantación de esta enmienda no tuvo un impacto material en los estados financieros consolidados del Banco.

Entidades de Inversión – Enmiendas a NIIF 10 – Estados Financieros Consolidados; NIIF 12 – Revelaciones de Participaciones en Otras Entidades y NIC 27 – Estados Financieros Separados - El 31 de octubre de 2012, el IASB publicó “Entidades de Inversión (modificaciones a NIIF 10, NIIF 12 y NIC 27)”, proporcionando una exención para la consolidación de filiales bajo NIIF 10 Estados Financieros Consolidados para entidades que cumplan la definición de “entidad de inversión”, tales como ciertos fondos de inversión. En su lugar, tales entidades medirán sus inversiones en filiales a valor razonable a través de resultados en conformidad con NIIF 9 Instrumentos Financieros o NIC 39 Instrumentos Financieros: Reconocimiento y Medición.

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 33

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Las modificaciones también exigen revelación adicional con respecto a si la entidad es considerada una entidad de inversión, detalles de las filiales no consolidadas de la entidad, y la naturaleza de la relación y ciertas transacciones entre la entidad de inversión y sus filiales. Por otra parte, las modificaciones exigen a una entidad de inversión contabilizar su inversión en una filial de la misma manera en sus estados financieros consolidados como en sus estados financieros individuales (o solo proporcionar estados financieros individuales si todas las filiales son no consolidadas). La fecha efectiva de estas modificaciones es para períodos que comiencen en o después del 01 de enero de 2014. Se permite la aplicación anticipada. La Administración estima que esta nueva norma será adoptada en los estados financieros consolidados del Banco para el período que comenzará el 01 de enero de 2014. La implantación de esta enmienda no tuvo un impacto material en los estados financieros consolidados del Banco.

CINIIF 21 Gravámenes – El 20 de mayo de 2013 IASB publicó esta interpretación, la cual aborda la contabilización de un pasivo para pagar un gravamen, si ese pasivo está dentro de la NIC 37. También aborda la contabilización de un pasivo para pagar un gravamen cuyo importe y vencimiento son ciertos. A efectos de esta Interpretación, un gravamen es una salida de recursos que incorpora beneficios económicos que es impuesta por los gobiernos a entidades de acuerdo con la legislación (es decir leyes o regulaciones) distintas de las salidas de recursos que quedan dentro del alcance de NIC 12 Impuesto a las Ganancias y, multas u otras sanciones que se imponen por infracciones de la legislación. Una entidad aplicará esta Interpretación en los períodos anuales que comiencen a partir del 01 de enero de 2014. Se permite su aplicación anticipada. Si una entidad aplica esta Interpretación a períodos anteriores revelará este hecho. Los cambios en políticas contables producidos por la aplicación de esta Interpretación se contabilizarán de forma retroactiva de acuerdo con la NIC 8 Políticas Contables, Cambios en las Estimaciones Contables y Errores. La implantación de esta enmienda no tuvo un impacto material en los estados financieros consolidados del Banco.

Enmienda NIC 36, Deterioro del Valor de los Activos – El 29 de mayo de 2013 IASB publicó “Información a Revelar sobre el Importe Recuperable de Activos no Financieros“, el objetivo de esta modificación es armonizar los requerimientos de revelar información sobre el valor razonable menos los costos de disposición y el valor en uso, cuando se utilizan técnicas de valor presente para medir el importe recuperable de los activos que presentan deterioro de valor, requiriendo que una entidad revele las tasas de descuento que se han utilizado para determinar el importe recuperable de los activos que presentan deterioro de valor. Una entidad aplicará estas modificaciones de forma retroactiva a los períodos anuales que comiencen a partir del 01 de enero de 2014. Se permite su aplicación anticipada. Una entidad no aplicará esas modificaciones a períodos (incluyendo períodos comparativos) en los que no se aplique la NIIF 13. La implantación de esta enmienda no tuvo un impacto material en los estados financieros consolidados del Banco.

Enmienda NIC 39, Instrumentos Financieros: reconocimiento y medición – El 27 de junio de 2013 IASB emitió la enmienda Novación de contratos de derivados y continuidad de contabilidad de cobertura, el cual establece que la novación de un contrato derivado con una entidad de contrapartida central (cámara de compensación) generaría la interrupción de la cobertura, el desreconocimiento del derivado original y el reconocimiento del nuevo contrato derivado novado. Mientras que la novación producto de leyes o normativas no califican para desreconocimiento y por lo tanto la contabilidad de cobertura no se verá interrumpida (siempre que se cumplan requisitos). La fecha efectiva de aplicación para períodos anuales que comienzan el 01 de enero de 2014, pudiendo aplicarse anticipadamente .Una entidad aplicará esta enmienda retrospectivamente de acuerdo con NIC 8 “Políticas Contables, Cambios en las Estimaciones Contables y Errores”. La implantación de esta enmienda no tuvo un impacto material en los estados financieros consolidados del Banco.

ii.	Nuevas normas contables e instrucciones emitidas tanto por la Superintendencia de Bancos e Instituciones Financieras como por el International Accounting Standards Board que no han entrado en vigencia al 31 de diciembre de 2013.

A la fecha de cierre de los presentes estados financieros se habían publicado nuevas Normas Internacionales de Información Financiera así como interpretaciones de las mismas y normas de la SBIF, que no eran de cumplimiento obligatorio Al 31 de marzo de 2014. Aunque en algunos casos la aplicación anticipada es permitida por el IASB, el Banco no ha realizado su aplicación a dicha fecha.

1.	Normas Contables emitidas por la Superintendencia de Bancos e Instituciones Financieras

Al 31 de marzo de 2014, no existen nuevas Normas Contables emitidas por la Superintendencia de Bancos e Instituciones Financieras.

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 34

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

2.	Normas Contables emitidas por el International Accounting Standards Board

NIIF 9, Instrumentos Financieros - El 12 de noviembre de 2009, el International Accounting Standard Board (IASB) emitió NIIF 9, Instrumentos Financieros. Esta Norma introduce nuevos requerimientos para la clasificación y medición de activos financieros y es efectiva para períodos anuales que comiencen en o después del 01 de enero de 2013, permitiendo su aplicación anticipada. NIIF 9 especifica como una entidad debería clasificar y medir sus activos financieros. Requiere que todos los activos financieros sean clasificados en su totalidad sobre la base del modelo de negocio de la entidad para la gestión de activos financieros y las características de los flujos de caja contractuales de los activos financieros. Los activos financieros son medidos ya sea a costo amortizado o valor razonable. Solamente los activos financieros que sean clasificados como medidos a costo amortizados serán probados por deterioro. El 28 de octubre de 2010, el IASB publicó una versión revisada de NIIF 9, Instrumentos Financieros. La Norma revisada retiene los requerimientos para la clasificación y medición de activos financieros que fue publicada en noviembre de 2009, pero agrega guías sobre la clasificación y medición de pasivos financieros. Como parte de la reestructuración de NIIF 9, el IASB también ha replicado las guías sobre desreconocimiento de instrumentos financieros y las guías de implementación relacionadas desde NIC 39 a NIIF 9. Estas nuevas guías concluyen la primera fase del proyecto del IASB para reemplazar la NIC 39. Las otras fases, deterioro y contabilidad de cobertura, aún no han sido finalizadas.

Las guías incluidas en NIIF 9 sobre la clasificación y medición de activos financieros no han cambiado de aquellas establecidas en NIC 39. En otras palabras, los pasivos financieros continuarán siendo medidos ya sea, a costo amortizado o a valor razonable con cambios en resultados. El concepto de bifurcación de derivados incorporados en un contrato por un activo financiero tampoco ha cambiado. Los pasivos financieros mantenidos para negociar continuarán siendo medidos a valor razonable con cambios en resultados, y todos los otros activos financieros serán medidos a costo amortizado a menos que se aplique la opción del valor razonable utilizando los criterios actualmente existentes en NIC 39.

No obstante lo anterior, existen dos diferencias con respecto a NIC 39:

•	La presentación de los efectos de los cambios en el valor razonable atribuibles al riesgo de crédito de un pasivo; y
•	La eliminación de la exención del costo para derivados de pasivo a ser liquidados mediante la entrega de instrumentos de patrimonio no transados.

El 16 de diciembre de 2012, el IASB emitió Fecha de Aplicación Obligatoria de NIIF 9 y Revelaciones de la Transición, difiriendo la fecha efectiva tanto de las versiones de 2009 y de 2010 a períodos anuales que comienzan en o después del 01 de enero de 2015. Anterior a las modificaciones, la aplicación de NIIF 9 era obligatoria para períodos anuales que comenzaban en o después de 2013. Las modificaciones cambian los requerimientos para la transición desde NIC 39 Instrumentos Financieros:

Reconocimiento y Medición a NIIF 9. Adicionalmente, las modificaciones también modifican NIIF 7 Instrumentos Financieros: Revelaciones para agregar ciertos requerimientos en el período de reporte en el que se incluya la fecha de aplicación de NIIF 9.

Las modificaciones son efectivas para períodos anuales que comiencen en o después del 01 de enero de 2015, permitiendo su aplicación anticipada. La Administración en conformidad con lo establecido por la Superintendencia de Bancos e Instituciones Financieras, no aplicará esta norma en forma anticipada, más aún no será aplicada mientras la mencionada superintendencia no lo disponga como estándar de uso obligatorio para todos los bancos.

NIIF 9 Instrumentos Financieros – contabilidad de cobertura y enmiendas a NIIF 9, NIIF 7 y NIC 39 – El 19 de noviembre de 2013 IASB emitió esta enmienda, la cual incluye un nuevo modelo general de contabilidad de cobertura, el cual se alinea más estrechamente con la gestión de riegos, entregando información más útil a los usuarios de los estados financieros. Por otra parte, los requerimientos relativos a la opción del valor razonable para pasivos financieros se cambiaron para abordar el riesgo de crédito propio, esta mejora establece que los efectos de cambios en el riesgo de crédito de un pasivo no deben afectar al resultado del periodo a menos que el pasivo se mantenga para negociar; se permite la adopción temprana de esta modificación sin la aplicación de los otros requerimientos de NIIF 9. Adicionalmente, condiciona la fecha efectiva de entrada en vigencia a la finalización del proyecto de NIIF 9, permitiendo de igual forma su adopción. La Administración se encuentra evaluando el potencial impacto de la adopción de estas enmiendas en lo que respecta a NIIF 7 y NIC 39, puesto que las referidas a NIIF 9 por expresa disposición de la SBIF no aplicarán a los estados financieros del Banco.

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 35

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Modificación NIC 19 – Planes de beneficio definidos: aportaciones de los empleados – El 21 de noviembre de 2013 IASB emitió esta modificación, la cual establece el tratamiento de las aportaciones de los empleados o de terceros al contabilizar los planes de beneficios definidos. Por ende, si el importe de las aportaciones es independiente del número de años de servicio, se permite que una entidad reconozca estas aportaciones como una reducción en el costo del servicio en el periodo en el que se presta el servicio relacionado, en lugar de atribuir las aportaciones a los periodos de servicio y, Si el importe de las aportaciones depende del número de años de servicio, se requiere que una entidad atribuya esas aportaciones a los periodos de servicio, utilizando el mismo método de atribución requerido por el párrafo 70 de la NIC 19, para los beneficios brutos (es decir, utilizando la fórmula de aportación del plan o una base lineal). Estas modificaciones aplican para periodos anuales que comiencen a partir del 01 de julio de 2014 de forma retroactiva, tal cual lo establece NIC 8 Políticas contables, cambio en estimaciones contables y errores, se permite aplicación anticipada. La Administración se encuentra evaluando el potencial impacto de la adopción de estas modificaciones.

Mejoras Anuales, ciclo 2010-2012 – El 12 de diciembre de 2013 se emitió este documento que abarca a siete cuerpos normativos:

- NIIF 2	Pagos basados en acciones: modifica la definición de "condición para la consolidación de la concesión (irrevocabilidad)” y “ condiciones de mercado” y agrega la definición de “condiciones de ejecución” y “condición de servicio” (la cual era parte de la definición de condición para la consolidación de la concesión”).
- NIIF 3	Combinaciones de negocios: aclara que las consideraciones contingentes que son clasificadas como activos o pasivos deben ser medidos a valor razonable a cada fecha de reporte.
- NIIF 8	Segmentos de operación: requiere que una entidad revele los juicios hechos por la administración en la aplicación de los criterios de agregación de los segmentos operativos y, aclara que la entidad debe solo proporcionar reconciliación entre el total de activos del segmento reportables y los activos de la entidad si los activos del segmento sin reportados con regularidad.
- NIIF 13	Medición de valor razonable: aclara que la emisión de las NIIF 13 y la modificación a NIIF 9 y NIC 39 no eliminó la posibilidad de medir las cuentas por cobrar y pagar a corto plazo que carecen de tasa de interés establecida al importes de las facturas sin descontar si el efecto de no descontar es inmaterial.
- NIC 16	Propiedad, planta y equipo: aclara que cuando se revalúa un elemento de propiedades, planta y equipo el valor bruto en libros se ajusta de una manera consistente con la revalorización del valor en libros.
- NIC 24	Información a revelar sobre partes relacionadas: aclara que una entidad que provee servicios de personal de administración clave a la entidad que informa o la matriz de la entidad que reporta es una parte relacionada de la entidad que informa.
- NIC 38	Activos intangibles: aclara que cuando se revalúa un elemento de intangibles el valor bruto en libros se ajusta de una manera consistente con la revalorización del valor en libros.

Las mejoras anuales a las NIIF, ciclo 2010-2012, se deberán aplicar para periodos anuales que comienzan en o después del 01 de julio de 2014, se permite aplicación anticipada. La Administración se encuentra evaluando el potencial impacto de la adopción de estas mejoras.

Mejoras Anuales, ciclo 2011-2014 – El 12 de diciembre de 2013 se emitió este documento que abarca a cuatro cuerpos normativos:

- NIIF 1	Adopción por primera vez: aclara que una entidad, en sus primeros estados financieros bajo NIIF, tiene la posibilidad de elegir entre aplicar una NIIF existentes y actualmente efectiva o la aplicación de una NIIF nueva o revisada que todavía no es obligatoria, siempre que permita su aplicación anticipada. Se requiere que la entidad aplique la misma versión de la NIIF a través de los períodos cubiertos por los primeros estados financieros según las NIIF.
- NIIF 3	Combinaciones de negocios: aclara que la NIIF 3 excluye de su ámbito la contabilidad para la formación de un acuerdo conjunto en los estados financieros del propio acuerdo conjunto.
- NIIF 13	Medición de valor razonable: aclara que el alcance de la excepción de cartera definida en el párrafo 52 de la NIIF 13 incluye todos los contratos contabilizados dentro del alcance de la “NIC 39 Instrumentos Financieros: Reconocimiento y Medición” y la “NIIF 9 Instrumentos Financieros”, independientemente de si se ajustan a la definición de activos financieros o financieros pasivos tal como se define en la “NIC 32 Instrumentos Financieros: Presentación”.
- NIC 40	Propiedades de inversión: aclara que si una determinada transacción cumple con la definición tanto de una combinación de negocios, tal como se define en la NIIF 3 Combinaciones de negocios y Propiedades de inversiones como se define en la NIC 40 Propiedades de Inversión requiere la aplicación por separado de ambas normas de forma independiente.

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 36

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Las mejoras anuales a las NIIF, ciclo 2011-2013, se deberán aplicar para periodos anuales que comienzan en o después del 01 de julio de 2014, se permite aplicación anticipada. La Administración se encuentra evaluando el potencial impacto de la adopción de estas mejoras.

NIIF 14, Cuentas diferidas regulatorias – El 30 de enero de 2014, el  IASB publicó NIIF 14, esta norma específica los requerimientos de revelación para saldos contables regulatorios diferidos generados de entidades que proveen bienes y servicios a clientes a un precio o tasa establecida por una. La normativa requiere:

- cambios limitados a las políticas contables que la sociedad aplicaba de acuerdo a su antiguo GAAP para los saldos contables regulatorios diferidos

- revelar que se identificaron y explicaron los montos reconocidos en los estados financieros de la entidad generados por  normativa de tasas

- revelar que ayuda a los usuarios de los estados financieros a entender los montos, oportunidad y flujos futuros de caja inciertos provenientes de cualquier saldo contable regulatorio diferido

Esta norma es efectiva para entidades que aplican IFRS por primera vez en periodos que comienzan en después del 1 de enero de 2016. La Administración se encuentra evaluando el potencial impacto de la adopción de estas modificaciones.

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 37

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°02

HECHOS RELEVANTES

Al 31 de marzo de 2014, se han registrado los siguientes hechos relevantes que han influido en las operaciones del Banco en los Estados Financieros Intermedios Consolidados.

a) Directorio

El Directorio no ha registrado hechos relevantes que haya que informar en estos estados financieros.

b) Emisión de bonos bancarios – Primer trimestre 2014

Durante el primer trimestre del año 2014 el Banco emitió Bonos por CHF300.000.000, UF2.000.000, USD250.000.000, CLP25.000.000.000 y AUD125.000.000. El detalle de las colocaciones realizadas durante el año 2013 se incluye en Nota 16.

b.1)   Bonos corrientes Primer trimestre año 2014

Serie	Monto		Plazo	Tasa de Emisión	Fecha de emisión	Fecha de vencimiento
Bono	CHF	300.000.000	3 años	1,00% anual simple	31-01-2014	31-07-2017
Total	CHF	300.000.000
Bono	UF	2.000.000	4 años	3,0% anual simple	22-02-2014	01-10-2018
Total	UF	2.000.000
Bono		25.000.000.000	4 años	5,76% anual simple	22-02-2014	01-10-2018
Total		25.000.000.000
Bono flotante USD	USD	250.000.000	5 años	Libor (3 meses)+100 pb	19-02-2014	19-02-2019
Total	USD	250.000.000
Bono	AUD	125.000.000	3 años	Libor (3 meses)+140 pb	13-03-2014	13-03-2017
Total	AUD	125.000.000

b.2) Bonos subordinados primer trimestre año 2014

Durante el primer trimestre del año 2014, el Banco no ha emitido bonos subordinados.

b.3) Recompra de bonos

El Banco realizó las siguientes recompras de bonos durante el primer trimestre del año 2014:

Fecha	Tipo	Monto

21-02-2014	Corriente	CLP	118.409.000.000
03-03-2014	Corriente	UF	6.000.000

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 38

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°03

SEGMENTOS DE NEGOCIO

El Banco administra y mide el desempeño de sus operaciones por segmentos de negocios. La información que se incluye en esta nota no es necesariamente comparable con la de otras instituciones financieras, debido a que se basa en el sistema interno de información para la gestión según los segmentos establecidos por el Banco.

Las transacciones entre segmentos se realizan bajo condiciones y términos comerciales normales. Los activos, pasivos y resultados de cada segmento incluyen ítems directamente atribuibles al segmento al que pueden asignarse con una base razonable.

Con el fin de lograr el cumplimiento de los objetivos estratégicos establecidos por la alta dirección y adaptarse a las cambiantes condiciones de mercado, cada cierto tiempo, el Banco realiza adecuaciones en su organización, modificaciones que a su vez impactan en mayor o menor medida, en la forma en que éste se gestiona o administra. Así, la presente revelación entrega información sobre como el Banco se gestiona al 31 de marzo de 2014. En cuanto a la información correspondiente al año 2013, ésta ha sido preparada con los mismos criterios vigentes al pasado cierre de los estados financieros con el objetivo de lograr la debida comparabilidad de las cifras.

El Banco se compone de los siguientes segmentos de negocios:

Individuos y PYMEs

Individuos

a.	Santander Banefe
Atiende a individuos con ingresos mensuales de entre $150.000 y $400.000 pesos, los cuales reciben servicios por medio de Santander Banefe. Este segmento ofrece una variedad de servicios a los clientes incluyendo préstamos de consumo, tarjetas de crédito, préstamos para automóviles, préstamos hipotecarios, tarjetas de débito, productos de ahorro, fondos mutuos y seguros.

b.	Banca Personas
Atiende a individuos con ingresos mensuales mayores a $400.000 pesos. Este segmento ofrece una variedad de servicios a los clientes incluyendo préstamos de consumo, tarjetas de crédito, préstamos para automóviles, préstamos comerciales, comercio exterior, préstamos hipotecarios, tarjetas de débito, cuentas corrientes, productos de ahorro, fondos mutuos, corretaje de acciones y seguros.

PYMEs

Atiende a compañías pequeñas con ventas anuales inferiores a $1.200 millones. Este segmento ofrece a sus clientes una variedad de productos que incluyen préstamos comerciales, créditos con garantía estatal, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, productos de ahorro, fondos mutuos y seguros.

Empresas e Institucionales

Empresas

El segmento Empresas está compuesto por los subsegmentos Empresas, Inmobiliarias y Grandes Empresas:

a.	Empresas

Atiende a compañías con ventas anuales sobre los $1.200 millones y hasta $10.000 millones. Este segmento ofrece una gran variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, consultoría financiera, productos de ahorro, fondos mutuos y seguros.

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 39

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°03

SEGMENTOS DE NEGOCIO, continuación

b.	Inmobiliaria
Este segmento incluye todas las compañías en el sector inmobiliario que ejecutan proyectos para vender a terceros y a todas las constructoras con ventas anuales superiores a $800 millones sin tope. A estos clientes, en adición de ofrecerle los tradicionales servicios bancarios, se les ofrece servicios especializados para el financiamiento de proyectos principalmente residenciales, con la intención de aumentar la venta de préstamos hipotecarios.

c. Grandes Empresas

Considera compañías con ventas anuales sobre los $10.000 millones . Este segmento ofrece una gran variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, consultoría financiera, banca de inversión, productos de ahorro, fondos mutuos y seguros.

Institucionales

Atiende a organizaciones institucionales tales como universidades, organismos gubernamentales, municipalidades y gobiernos regionales. En este segmento se ofrece una variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, productos de ahorro, fondos mutuos y seguros.

Global Banking and Markets

El segmento Global Banking and Markets se compone de:

a.	Corporativa
Compañías multinacionales extranjeras o empresas multinacionales chilenas que tienen ventas por encima de los $10.000 millones. Este segmento ofrece una gran variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, consultoría financiera, banca de inversión, productos de ahorro, fondos mutuos y seguros.

b.	Tesorería
La División de Tesorería proporciona sofisticados productos financieros principalmente a compañías en el área de Banca mayorista y el segmento de Empresas. Se incluyen productos como financiamiento y captación a corto plazo, servicios de corretaje, derivados, securitización y otros productos diseñados según la necesidad. El área de Tesorería también maneja la intermediación de posiciones, así como la cartera de inversiones propias.

Actividades Corporativas (“Otros”)

Este segmento incluye Gestión Financiera, que desarrolla las funciones globales de gestión de la posición estructural de cambio, del riesgo de interés estructural de la entidad matriz y del riesgo de liquidez. Este último, a través de la realización de emisiones y utilizaciones. Así mismo se gestionan, los recursos propios, la dotación de capital que se hace a cada unidad y el costo de financiación de las inversiones realizadas. Todo ello hace que, habitualmente, tenga aportación negativa a los resultados.

Además este segmento incorpora todos los resultados intra-segmento, todas las actividades no asignadas a un segmento o producto con clientes.

Las políticas contables de los segmentos son las mismas que las descritas en el resumen de los principios contables, y son personalizados para satisfacer las necesidades de gestión del Banco. El Banco obtiene la mayoría de sus ingresos procedentes de los ingresos por intereses, los ingresos por comisiones y los resultados por operaciones financieras. La máxima autoridad en la toma de decisiones de cada segmento se basa principalmente en los ingresos por intereses, los ingresos por comisiones y provisión de gastos para evaluar el desempeño de los segmentos, y así tomar decisiones sobre los recursos que se asignarán a estos.

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 40

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°03

SEGMENTOS DE NEGOCIO, continuación

Los cuadros que se presentan a continuación, muestran el resultado del Banco por segmentos de negocios, por los periodos terminados al 31 de marzo de 2014 y 2013, y además los saldos correspondientes a créditos y cuentas por cobrar a clientes al 31 de diciembre de 2013:

		Al 31 de marzo de 2014
	Créditos y cuentas por cobrar a clientes (1)	Ingreso neto por intereses y reajustes	Ingreso neto por comisiones	ROF (2)	Provisiones	Gastos de apoyo (3)	Contribución neta del segmento
	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Segmentos
Individuos	10.827.707	146.872	34.962	1.424	(44.978)	(90.253)	48.027
Santander Banefe	739.849	23.340	5.221	10	(13.628)	(11.106)	3.837
Banca Comercial	10.087.858	123.532	29.741	1.414	(31.350)	(79.147)	44.190
PYMES	3.289.191	65.372	10.875	1.276	(27.754)	(18.583)	31.186
Individuos+PYME	14.116.898	212.244	45.837	2.700	(72.732)	(108.836)	79.213

Empresas	4.753.927	44.962	6.927	3.910	(8.208)	(12.785)	34.806
Empresas	1.806.443	19.398	3.449	2.022	(5.396)	(7.095)	12.378
Grandes Empresas	1.951.257	17.521	2.215	1.819	(2.887)	(4.377)	14.291
Inmobiliarias	996.227	8.043	1.263	69	75	(1.313)	8.137
Institucionales	362.860	8.374	612	172	93	(3.086)	6.165
Empresas e institucionales	5.116.787	53.336	7.539	4.082	(8.115)	(15.871)	40.971

Banca Comercial	19.233.685	265.580	53.376	6.782	(80.847)	(124.707)	120.184

Global banking and markets	2.168.967	20.646	5.798	17.873	(588)	(9.700)	34.029
Corporativa	2.168.967	16.948	5.795	127	(588)	(5.752)	16.530
Tesorería	-	3.698	3	17.746	-	(3.948)	17.499
Otros	57.483	27.267	(3.410)	8.317	201	(3.167)	29.208

Totales	21.460.135	313.493	55.764	32.972	(81.234)	(137.574)	183.421

Otros ingresos operacionales							5.510
Otros gastos operacionales							(20.879)
Resultado por inversiones en sociedades							287
Impuesto a la renta							(26.152)
Utilidad consolidada del ejercicio							142.187

(1) Corresponde a créditos y cuentas por cobrar a clientes más el saldo adeudado por bancos, sin deducir sus respectivas provisiones por insolvencia.

(2) Corresponde a la suma de la utilidad neta de operaciones financieras y la utilidad de cambio neta.

(3) Corresponde a la suma de remuneraciones y gastos del personal, gastos de administración, depreciaciones y amortizaciones y deterioro.

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 41

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°03

SEGMENTOS DE NEGOCIO, continuación

	Al 31 de diciembre de 2013	Al 31 de marzo de 2013
	Créditos y cuentas por cobrar a clientes (1)	Ingreso neto por intereses y reajustes	Ingreso neto por comisiones	ROF (2)	Provisiones	Gastos de apoyo (3)	Contribución neta del segmento
	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Segmentos
Individuos	10.474.663	150.862	38.201	1.388	(61.273)	(86.208)	42.970
Santander Banefe	730.979	27.000	5.949	37	(16.845)	(10.158)	5.983
Banca Comercial	9.743.684	123.862	32.252	1.351	(44.428)	(76.050)	36.987
PYMES	3.228.865	61.814	10.946	756	(24.223)	(18.054)	31.239
Individuos+PYME	13.703.528	212.676	49.147	2.144	(85.496)	(104.262)	74.209

Empresas	4.682.221	38.706	7.055	3.105	(5.022)	(12.944)	30.900
Empresas	1.757.977	18.711	3.753	1.685	(2.619)	(7.059)	14.471
Grandes Empresas	1.927.075	13.989	2.515	1.356	(2.042)	(4.527)	11.291
Inmobiliarias	997.169	6.006	787	64	(361)	(1.358)	5.138
Institucionales	353.559	6.785	622	52	45	(3.030)	4.474
Empresas e institucionales	5.035.780	45.491	7.677	3.157	(4.977)	(15.974)	35.374

Banca Comercial	18.739.308	258.167	56.824	5.301	(90.473)	(120.236)	109.583

Global banking and markets	2.268.440	17.635	4.912	10.645	(3.213)	(9.514)	20.465
Corporativa	2.268.440	15.062	3.871	27	(3.213)	(5.805)	9.942
Tesorería	-	2.573	1.041	10.618	-	(3.709)	10.523
Otros	53.013	(29.321)	(1.115)	6.316	828	(3.323)	(26.615)

Totales	21.060.761	246.481	60.621	22.262	(92.858)	(133.073)	103.433

Otros ingresos operacionales							4.569
Otros gastos operacionales							(12.802)
Resultado por inversiones en sociedades							482
Impuesto a la renta							(14.237)
Utilidad consolidada del ejercicio							81.445

(1) Corresponde a créditos y cuentas por cobrar a clientes más el saldo adeudado por bancos, sin deducir sus respectivas provisiones por insolvencia.

(2) Corresponde a la suma de la utilidad neta de operaciones financieras y la utilidad de cambio neta.

(3) Corresponde a la suma de remuneraciones y gastos del personal, gastos de administración, depreciaciones y amortizaciones y deterioro.

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 42

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°04

EFECTIVO Y EQUIVALENTE DE EFECTIVO

a)	El detalle de los saldos incluidos bajo efectivo equivalente de efectivo es el siguiente:

	Al 31 de marzo de	Al 31 de diciembre de
	2014 MM$	2013 MM$

Efectivo y depósitos en bancos
Efectivo	534.967	551.136
Depósitos en el Banco Central de Chile	511.550	797.363
Depósitos bancos nacionales	162	81
Depósitos en el exterior	297.548	223.230
Subtotales efectivo y depósitos en bancos	1.344.227	1.571.810

Operaciones con liquidación en curso netas	315.210	327.698

Totales efectivo y equivalente de efectivo	1.659.437	1.899.508

El nivel de los fondos en efectivo y en el Banco Central de Chile responde a regulaciones sobre encaje que el Banco debe mantener como promedio en períodos mensuales.

b)	Operaciones con liquidación en curso:

Las operaciones con liquidación en curso corresponden a transacciones en que sólo resta la liquidación que aumentará o disminuirá los fondos en el Banco Central de Chile o en bancos del exterior, normalmente dentro de las próximas 24 a 48 hrs. hábiles siguientes al cierre de cada ejercicio. Estas operaciones se presentan de acuerdo al siguiente detalle:

	Al 31 de marzo de	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Activos
Documentos a cargo de otros bancos (canje)	241.169	289.723
Fondos por recibir	499.479	314.354
Subtotales	740.648	604.077
Pasivos
Fondos por entregar	425.438	276.379
Subtotales	425.438	276.379

Operaciones con liquidación en curso netas	315.210	327.698

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 43

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°05

INSTRUMENTOS PARA NEGOCIACIÓN

El detalle de los instrumentos designados como instrumentos financieros para negociación es el siguiente:

	Al 31 de marzo de	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Instrumentos del Estado y del Banco Central de Chile
Bonos del Banco Central de Chile	65.367	75.577
Pagarés del Banco Central de Chile	85	100
Otros instrumentos del Estado y del Banco Central de Chile	339.039	189.962
Subtotales	404.491	265.639

Instrumentos de otras instituciones nacionales
Pagarés de depósitos en bancos del país	1.439	-
Letras hipotecarias de bancos del país	-	-
Bonos de bancos del país	18.798	10.042
Bonos de otras empresas del país	-	2.229
Otros instrumentos emitidos en el país	-	-
Subtotales	20.237	12.271

Instrumentos de instituciones extranjeras
Instrumentos de gobierno o bancos centrales del exterior	-	-
Otros instrumentos del exterior	-	-
Subtotales	-	-

Inversiones en fondos mutuos
Fondos administrados por entidades relacionadas	-	9.657
Fondos administrados por terceros	-	-
Subtotales	-	9.657

Totales	424.728	287.567

Al 31 de marzo de 2014 y 31 de diciembre 2013, no existen instrumentos vendidos con pacto de retrocompra a clientes e instituciones financieras.

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 44

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°06

CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES

a)	El Banco al 31 de marzo de 2014 y al 31 de diciembre de 2013, mantiene la siguiente cartera de instrumentos derivados:

	Al 31 de marzo de 2014
	Monto nocional				Valor razonable
	Hasta 3 meses	Más de 3 meses a 1 año	Más de 1 año	Totales	Activos	Pasivos
	MM$	MM$	MM$	MM$	MM$	MM$

Derivados de cobertura de valor razonable
Forwards de monedas	-	-	-	-	-	-
Swaps de tasas de interés	45.000	171.000	256.115	472.115	4.036	43
Swaps de monedas y tasas	-	244.504	1.210.954	1.455.458	110.756	2.326
Opciones call de monedas	-	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados	-	-	-	-	-	-
Subtotales	45.000	415.504	1.467.069	1.927.573	114.792	2.369

Derivados de cobertura de flujo de efectivo
Forwards de monedas	-	-	-	-	-	-
Swaps de tasas de interés	-	-	-	-	-	-
Swaps de monedas y tasas	600.646	767.620	1.054.215	2.422.481	68.902	27.506
Opciones call de monedas	-	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados
Subtotales	600.646	767.620	1.054.215	2.422.481	68.902	27.506

Derivados de negociación
Forwards de monedas	19.058.519	12.541.453	1.788.507	33.388.479	399.000	317.263
Swaps de tasas de interés	4.219.373	11.565.225	27.848.133	43.632.731	356.738	337.845
Swaps de monedas y tasas	1.510.613	4.027.245	14.829.755	20.367.613	994.957	1.034.696
Opciones call de monedas	216.932	85.281	67.978	370.191	1.741	1.550
Opciones call de tasas	-	7.371	62.317	69.688	896	896
Opciones put de monedas	295.740	60.780	2.913	359.433	3.473	1.477
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados	270.034	-	-	270.034	337	247
Subtotales	25.571.211	28.287.355	44.599.603	98.458.169	1.757.142	1.693.974

Totales	26.216.857	29.470.479	47.120.887	102.808.223	1.940.836	1.723.849

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 45

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°06

CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación

	Al 31 de diciembre de 2013
	Monto nocional				Valor razonable
	Hasta 3 meses	Más de 3 meses a 1 año	Más de 1 año	Totales	Activos	Pasivos
	MM$	MM$	MM$	MM$	MM$	MM$

Derivados de cobertura de valor razonable
Forwards de monedas	-	-	-	-	-	-
Swaps de tasas de interés	-	55.000	375.599	430.599	9.951	1.020
Swaps de monedas y tasas	-	233.824	899.293	1.133.117	63.528	1.754
Opciones call de monedas	-	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados	-	-	-	-	-	-
Subtotales	-	288.824	1.274.892	1.563.716	73.479	2.774

Derivados de cobertura de flujo de efectivo
Forwards de monedas	-	-	-	-	-	-
Swaps de tasas de interés	-	-	-	-	-	-
Swaps de monedas y tasas	522.451	937.529	661.676	2.121.656	60.453	13.927
Opciones call de monedas	-	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados	-	-	-	-	-	-
Subtotales	522.451	937.529	661.676	2.121.656	60.453	13.927

Derivados de negociación
Forwards de monedas	14.972.304	9.801.554	1.749.378	26.523.236	198.130	188.745
Swaps de tasas de interés	4.526.349	11.332.697	25.005.852	40.864.898	241.528	243.326
Swaps de monedas y tasas	1.634.855	3.927.402	14.246.746	19.809.003	915.099	847.821
Opciones call de monedas	443.944	42.805	5.557	492.306	1.327	2.403
Opciones call de tasas	-	7.031	-	7.031	-	-
Opciones put de monedas	428.638	38.450	2.936	470.024	3.831	1.108
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados	54.777	-	-	54.777	171	5
Subtotales	22.060.867	25.149.939	41.010.469	88.221.275	1.360.086	1.283.408

Totales	22.583.318	26.376.292	42.947.037	91.906.647	1.494.018	1.300.109

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 46

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°06

CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación

b)	Coberturas

Coberturas de valor razonable

El Banco utiliza cross currency swap, interest rate swap y call money swap para cubrir su exposición a cambios en el valor razonable del elemento cubierto atribuibles al tipo de interés. Los instrumentos de cobertura ya mencionados, modifican el costo efectivo de emisiones a largo plazo, desde un tipo de interés fijo a un tipo de interés variable.

A continuación se presenta el detalle de los elementos cubiertos e instrumentos de cobertura bajo coberturas de valor razonable, vigentes al 31 de marzo de 2014 y al 31 de diciembre de 2013, separado por plazo al vencimiento:

	Al 31 de marzo de 2014
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$

Elemento cubierto
Créditos y cuentas por cobrar a clientes:
Mutuo hipotecario	12.165	-	-	-	12.165
Instrumentos de inversión disponibles para la venta:
Bono Yankee	-	-	-	-	-
Letras hipotecarias	-	-	-	3.563	3.563
Depósitos y otras captaciones a plazo:
Depósito a plazo	216.000	-	-	28.328	244.328
Instrumentos de deuda emitidos:
Bonos corrientes o senior	-	415.948	351.962	667.268	1.435.178
Bonos subordinados	109.910	-	-	-	109.910
Obligaciones con bancos:
Créditos interbancarios	122.429	-	-	-	122.429
Totales	460.504	415.948	351.962	699.159	1.927.573
Instrumento de cobertura:
Swaps de monedas y tasas	244.504	251.083	326.962	632.909	1.455.458
Swaps de tasas de interés	216.000	164.865	25.000	66.250	472.115
Totales	460.504	415.948	351.962	699.159	1.927.573

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 47

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°06

CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación

	Al 31 de diciembre de 2013
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$

Elemento cubierto
Créditos y cuentas por cobrar a clientes:
Mutuo hipotecario	12.213	-	-	-	12.213
Instrumentos de inversión disponibles para la venta:
Bono Yankee	-	-	-	28.308	28.308
Letras hipotecarias	-	-	-	3.652	3.652
Depósitos y otras captaciones a plazo:
Depósito a plazo	55.000	-	-	27.971	82.971
Instrumentos de deuda emitidos:
Bonos corrientes o senior	-	335.805	109.497	769.659	1.214.961
Bonos subordinados	104.840	-	-	-	104.840
Obligaciones con bancos:
Créditos interbancarios	116.771	-	-	-	116.771
Totales	288.824	335.805	109.497	829.590	1.563.716
Instrumento de cobertura:
Swaps de monedas y tasas	233.824	178.545	109.497	611.251	1.133.117
Swaps de tasas de interés	55.000	157.260	-	218.339	430.599
Totales	288.824	335.805	109.497	829.590	1.563.716

Coberturas de flujos de efectivo

El Banco utiliza cross currency swaps para cubrir el riesgo de variabilidad de flujos atribuibles a cambios en la tasa de interés de mutuos hipotecarios, bonos y créditos interbancarios emitidos a tasa variable. Para cubrir el riesgo de inflación presente en ciertas partidas utiliza tanto forwards como cross currency swaps.

A continuación se presentan los nominales de la partida cubierta para el 31 de marzo de 2014 y 31 de diciembre de 2013, y el período donde se producirán los flujos:

	Al 31 de marzo de 2014
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$

Elemento cubierto
Créditos y cuentas por cobrar a clientes:
Mutuo hipotecario	70.586	-	-	-	70.586
Instrumentos de inversión disponibles para la venta:
Bono Yankee	-	-	-	158.965	158.965
Bono del Banco Central de Chile	-	-	-	-	-
Depósitos y otras captaciones a plazo:
Depósito a plazo	473.735	22.958	-	18.084	514.777
Instrumentos de deuda emitidos:
Bonos corrientes o senior( tasa variable)	-	502.499	137.388	-	639.887
Bonos corrientes o senior( tasa fija)	44.196	-	-	-	44.196
Obligaciones con bancos:
Créditos interbancarios	779.749	214.321	-	-	994.070
Totales	1.368.266	739.778	137.388	177.049	2.422.481
Instrumento de cobertura:
Swaps de monedas y tasas	1.368.266	739.778	137.388	177.049	2.422.481
Totales	1.368.266	739.778	137.388	177.049	2.422.481

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 48

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°06

CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación

	Al 31 de diciembre de 2013
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$
Elemento cubierto
Créditos y cuentas por cobrar a clientes:
Mutuo hipotecario	21.623	69.502	-	-	91.125
Instrumentos de inversión disponibles para la venta:
Bono Yankee	-	-	-	118.577	118.577
Bonos del Banco Central de Chile	-	22.958	-	18.084	41.042
Depósitos a plazo	379.331	11.328	-	-	390.659
Instrumentos de deuda emitidos:
Bonos corrientes o senior (tasa variable)	288.310	102.062	219.567	-	609.939
Bonos corrientes o senior (tasa fija)	43.189	-	-	-	43.189
Obligaciones con bancos:
Créditos interbancarios	727.527	99.598	-	-	827.125
Totales	1.459.980	305.448	219.567	136.661	2.121.656
Instrumento de cobertura:
Swaps de monedas y tasas	1.459.980	305.448	219.567	136.661	2.121.656
Totales	1.459.980	305.448	219.567	136.661	2.121.656

A continuación se presenta la estimación de los ejercicios donde se espera que se produzcan los flujos:

b.1) Proyección de flujos por riesgo de tasa de interés

	Al 31 de marzo de 2014
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$
Elemento cubierto
Ingresos de flujo	25.244	16.566	6.191	1.937	49.938
Egresos de flujo	(20.591)	(17.692)	(5.229)	-	(43.512)
Flujos netos	4.653	(1.126)	(962)	1.937	6.426

Instrumento de cobertura
Ingresos de flujo	20.591	17.692	5.229	-	43.512
Egresos de flujo (*)	(25.244)	(16.566)	(6.191)	(1.937)	(49.938)
Flujos netos	(4.653)	1.126	(962)	(1.937)	(6.246)

(*) Hemos incluido solo aquella porción de la proyección de los flujos del instrumento de cobertura (derivado) que es utilizada para cubrir el riesgo de tasa de interés.

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 49

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°06

CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación

	Al 31 de diciembre de 2013
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$
Elemento cubierto
Ingresos de flujo	21.532	10.870	4.102	1.614	38.118
Egresos de flujo	(12.180)	(10.667)	(6.107)	-	(28.954)
Flujos netos	9.352	203	(2.005)	1.614	9.164

Instrumento de cobertura
Ingresos de flujo	12.180	10.667	6.107	-	28.954
Egresos de flujo (*)	(21.532)	(10.870)	(4.102)	(1.614)	(38.118)
Flujos netos	(9.352)	(203)	2.005	(1.614)	(9.164)

(*) Hemos incluido solo aquella porción de la proyección de los flujos del instrumento de cobertura (derivado) que es utilizada para cubrir el riesgo de tasa de interés.

b.2) Proyección de flujos por riesgo de inflación

	Al 31 de marzo de 2014
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$
Elemento cubierto
Ingresos de flujo	86.531	688	-	-	87.219
Egresos de flujo	(514)	(911)	(1.836)	(1.381)	(4.642)
Flujos netos	86.017	(223)	(1.836)	(1.381)	82.577

Instrumento de cobertura
Ingresos de flujo	514	911	1.836	1.381	4.642
Egresos de flujo	(86.531)	(688)	-	-	(87.219)
Flujos netos	(86.017)	223	1.836	1.381	(82.577)

	Al 31 de diciembre de 2013
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$
Elemento cubierto
Ingresos de flujo	104.730	10.861	-	-	115.591
Egresos de flujo	(425)	(927)	(1.783)	(1.709)	(4.844)
Flujos netos	104.305	9.934	(1.783)	(1.709)	110.747

Instrumento de cobertura
Ingresos de flujo	425	927	1.783	1.709	4.844
Egresos de flujo	(104.730)	(10.861)	-	-	(115.591)
Flujos netos	(104.305)	(9.934)	1.783	1.709	(110.747)

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 50

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°06

CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación

b.3) Proyección de flujos por riesgo de tipo de cambio:

	Al 31 de marzo de 2014
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$
Elemento cubierto
Ingresos de flujo	-	-	-	-	-
Egresos de flujo	(64.772)	-	-	-	(64.772)
Flujos netos	(64.772)	-	-	-	(64.772)

Instrumento de cobertura
Ingresos de flujo	64.772	-	-	-	64.772
Egresos de flujo	-	-	-	-	-
Flujos netos	64.772	-	-	-	64.772

	Al 31 de diciembre de 2013
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$
Elemento cubierto
Ingresos de flujo	-	-	-	-	-
Egresos de flujo	(64.772)	-	-	-	(64.772)
Flujos netos	(64.772)	-	-	-	(64.772)

Instrumento de cobertura
Ingresos de flujo	64.772	-	-	-	64.772
Egresos de flujo	-	-	-	-	-
Flujos netos	64.772	-	-	-	64.772

c)	La valorización generada por aquellos instrumentos de cobertura (derivados) utilizados en coberturas de flujos de efectivo cuyo efecto fue registrado en el Estado Intermedio Cambios en el Patrimonio Consolidado, específicamente dentro de “otros resultados integrales” al 31 de marzo de 2014 y 2013, se presenta a continuación:

	Al 31 de marzo de
Elemento cubierto	2014	2013
	MM$	MM$

Obligaciones con banco	(6.875)	581
Depósitos y otras captaciones a plazo	-	-
Instrumentos de deuda emitidos	(9.563)	4.436
Instrumentos disponibles para la venta	(166)	240
Créditos y cuentas por cobrar a clientes	(180)	566
Flujos netos	(16.784)	5.823

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 51

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°06

CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación

Considerando que los flujos variables, tanto del elemento cubierto como del instrumento de cobertura, son espejos uno del otro, las coberturas son cercanas al 100% de eficiencia; lo que implica que todas las variaciones de valor atribuibles a componentes del riesgo cubierto se netean casi por completo. Al 31 de marzo de 2014 y 2013 se llevó a resultados una perdida por ineficiencia de $299 millones y $ 78 millones, respectivamente.

Durante el período, el Banco no registró dentro de su cartera de coberturas contables de flujo de caja transacciones futuras previstas.

d)	A continuación se presenta el resultado generado por aquellos derivados de flujos de efectivo cuyo efecto fue traspasado desde otros resultados integrales a resultados del ejercicio:

	Al 31 de marzo de
	2014	2013
	MM$	MM$

Derivados para cobertura de Bonos	(7)	(36)
Derivados para cobertura de Créditos interbancarios	382	382

Resultados netos por cobertura de flujos de efectivo	375	346
Ver Nota 20 “Patrimonio”, letra d)

e)	Coberturas de inversión neta de negocios en el extranjero:

Al 31 de marzo de 2014 y al 31 de diciembre de 2013, el Banco no presenta dentro de su cartera de coberturas contables, coberturas de inversiones netas en el exterior.

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 52

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°07

ADEUDADO POR BANCOS

a)	Al cierre de los estados financieros al 31 de marzo de 2014 y al 31 de diciembre de 2013, los saldos presentados en el rubro “Adeudado por bancos”, son los siguientes:

	Al 31 de marzo de	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Bancos del país
Préstamos y avances a bancos	-	-
Depósitos en el Banco Central de Chile no disponibles	-	-
Títulos intransferibles del Banco Central de Chile	-	-
Otras acreencias con el Banco Central de Chile	-	-
Préstamos interbancarios	245	66
Sobregiros en cuentas corrientes	-	-
Depósitos intransferibles en bancos del país	-	-
Otras acreencias con bancos del país	-	-
Provisiones y deterioro para créditos con bancos en el país	-	-

Bancos del exterior
Préstamos a bancos del exterior	4.020	125.383
Sobregiros en cuentas corrientes	-	-
Depósitos intransferibles en bancos del exterior	-	-
Otras acreencias con bancos del exterior	-	-
Provisiones y deterioro para créditos con bancos en el exterior	(9)	(54)

Totales	4.256	125.395

b)	El importe en cada periodo por provisiones y deterioro de los créditos adeudados por bancos, se presenta a continuación:

	Al 31 de marzo de			Al 31 de diciembre de
	2014			2013
	Bancos del país	Bancos del exterior	Total	Bancos del país	Bancos del exterior	Total
	MM$	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de enero de	-	54	54	-	46	46
Castigos	-	-	-	-	-	-
Provisiones constituidas	-	-	-	-	127	127
Provisiones liberadas	-	(45)	(45)	-	(119)	(119)

Totales	-	9	9	-	54	54

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 53

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°08

CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES

a)	Créditos y cuentas por cobrar a clientes

Al 31 de marzo de 2014 y al 31 de diciembre de 2013, la composición de la cartera de colocaciones es la siguiente:

	Activos antes de provisiones				Provisiones constituidas
Al 31 de marzo de 2014	Cartera normal	Cartera Subestándar	Cartera Incumplimiento	Total	Provisiones individuales	Provisiones grupales	Total	Activo neto
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Colocaciones comerciales
Préstamos comerciales	7.112.905	244.632	550.375	7.907.912	129.102	82.637	211.739	7.696.173
Créditos de comercio exterior	1.835.054	50.206	66.909	1.952.169	53.794	825	54.619	1.897.550
Deudores en cuentas corrientes	278.393	2.945	11.136	292.474	3.440	4.867	8.307	284.167
Operaciones de factoraje	253.122	1.811	3.036	257.969	3.780	656	4.436	253.533
Operaciones de leasing	1.264.240	73.493	43.137	1.380.870	14.431	4.720	19.151	1.361.719
Otros créditos y cuentas por cobrar	106.918	1.150	19.058	127.126	5.078	7.990	13.068	114.058
Subtotales	10.850.632	374.237	693.651	11.918.520	209.625	101.695	311.320	11.607.200

Colocaciones para vivienda
Préstamos con letras de crédito	65.665	-	2.971	68.636	-	454	454	68.182
Préstamos con mutuos hipotecarios endosables	109.983	-	2.276	112.259	-	459	459	111.800
Otros créditos con mutuos para vivienda	5.330.690	-	329.567	5.660.257	-	43.754	43.754	5.616.503
Subtotales	5.506.338	-	334.814	5.841.152	-	44.667	44.667	5.796.485

Colocaciones de consumo
Créditos de consumo en cuotas	1.880.450	-	321.675	2.202.125	-	225.610	225.610	1.976.515
Deudores por tarjetas de crédito	1.259.095	-	23.033	1.282.128	-	38.945	38.945	1.243.183
Contrato leasing consumo	3.349	-	70	3.419	-	106	106	3.313
Otros préstamos consumo	203.954	-	4.572	208.526	-	5.804	5.804	202.722
Subtotales	3.346.848	-	349.350	3.696.198	-	270.465	270.465	3.425.733

Totales	19.703.818	374.237	1.377.815	21.455.870	209.625	416.827	626.452	20.829.418

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 54

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°08

CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación

	Activos antes de provisiones				Provisiones constituidas
Al 31 de diciembre de 2013	Cartera normal	Cartera Subestándar	Cartera Incumplimiento	Total	Provisiones individuales	Provisiones grupales	Total	Activo neto
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Colocaciones comerciales
Préstamos comerciales	6.993.770	246.661	557.251	7.797.682	123.354	81.478	204.832	7.592.850
Créditos de comercio exterior	1.731.328	47.164	61.842	1.840.334	50.574	878	51.452	1.788.882
Deudores en cuentas corrientes	264.957	3.176	11.524	279.657	3.513	4.755	8.268	271.389
Operaciones de factoraje	310.228	2.613	3.273	316.114	4.305	617	4.922	311.192
Operaciones de leasing	1.235.369	73.819	40.626	1.349.814	13.739	5.016	18.755	1.331.059
Otros créditos y cuentas por cobrar	99.524	617	18.510	118.651	4.745	7.426	12.171	106.480
Subtotales	10.635.176	374.050	693.026	11.702.252	200.230	100.170	300.400	11.401.852

Colocaciones para vivienda
Préstamos con letras de crédito	69.273	-	3.024	72.297	-	470	470	71.827
Préstamos con mutuos hipotecarios endosables	69.742	-	2.091	71.833	-	380	380	71.453
Otros créditos con mutuos para vivienda	5.163.396	-	318.286	5.481.682	-	42.456	42.456	5.439.226
Subtotales	5.302.411	-	323.401	5.625.812	-	43.306	43.306	5.582.506

Colocaciones de consumo
Créditos de consumo en cuotas	1.847.289	-	320.832	2.168.121	-	221.723	221.723	1.946.398
Deudores por tarjetas de crédito	1.212.134	-	23.747	1.235.881	-	37.300	37.300	1.198.581
Contrato leasing consumo	3.383	-	68	3.451	-	68	68	3.383
Otros préstamos consumo	195.030	-	4.765	199.795	-	5.494	5.494	194.301
Subtotales	3.257.836	-	349.412	3.607.248	-	264.585	264.585	3.342.663

Totales	19.195.423	374.050	1.365.839	20.935.312	200.230	408.061	608.291	20.327.021

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 55

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°08

CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación

b)	Características de la cartera:

Al 31 de marzo de 2014 y al 31 de diciembre de 2013, la cartera antes de provisiones, presenta un desglose según la actividad económica del cliente, de acuerdo a lo siguiente:

	Créditos en el país (*)		Créditos en el exterior (**)		Total créditos		Tasa
	Al 31 de marzo de	Al 31 de diciembre de	Al 31 de marzo de	Al 31 de diciembre de	Al 31 de marzo de	Al 31 de diciembre de	Al 31 de marzo de	Al 31 de diciembre de
	2014	2013	2014	2013	2014	2013	2014	2013
	MM$	MM$	MM$	MM$	MM$	MM$	%	%
Colocaciones comerciales
Manufactura	1.211.871	1.216.914	-	-	1.211.871	1.216.914	5,65	5,78
Minería	486.387	464.865	-	-	486.387	464.865	2,27	2,21
Electricidad, gas y agua	217.055	222.110	-	-	217.055	222.110	1,01	1,05
Agricultura y ganadería	829.004	806.092	-	-	829.004	806.092	3,86	3,83
Forestal	217.588	183.716	-	-	217.588	183.716	1,01	0,87
Pesca	268.964	265.917	-	-	268.964	265.917	1,25	1,26
Transporte	676.766	721.931	-	-	676.766	721.931	3,15	3,43
Comunicaciones	255.000	249.499	-	-	255.000	249.499	1,19	1,18
Construcción	1.311.299	1.337.791	-	-	1.311.299	1.337.791	6,11	6,35
Comercio	2.702.968	2.578.979	4.020	125.383	2.706.988	2.704.362	12,61	12,84
Servicios	473.261	447.861	-	-	473.261	447.861	2,21	2,13
Otros	3.268.602	3.206.643	-	-	3.268.602	3.206.643	15,23	15,23

Subtotales	11.918.765	11.702.318	4.020	125.383	11.922.785	11.827.701	55,56	56,16

Colocaciones para la vivienda	5.841.152	5.625.812	-	-	5.841.152	5.625.812	27,22	26,71

Colocaciones de consumo	3.696.198	3.607.248	-	-	3.696.198	3.607.248	17,22	17,13

Totales	21.456.115	20.935.378	4.020	125.383	21.460.135	21.060.761	100,00	100,00

(*)	Incluye préstamos a instituciones financieras del país por un monto de $245 millones al 31 de marzo de 2014 ($66 millones al 31 de diciembre de 2013), ver Nota 7.

(**)	Incluye préstamos a instituciones financieras del exterior por un monto de $4.020 millones al 31 de marzo de 2014 ($125.383 millones al 31 de diciembre de 2013), ver Nota 7.
Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 56

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°08

CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación

c)	Cartera deteriorada (*)

i)	La cartera deteriorada segregada de colocaciones al 31 de marzo de 2014 y al 31 de diciembre de 2013, es la siguiente:

	Al 31 de marzo de				Al 31 de diciembre de
	2014				2013
	Comerciales	Vivienda	Consumo	Total	Comerciales	Vivienda	Consumo	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Cartera individual deteriorada	329.164	-	-	329.164	317.534	-	-	317.534
Cartera vencida	362.043	139.997	83.437	585.477	364.890	155.688	92.723	613.301
Resto deterioro	112.611	194.817	265.913	573.341	122.464	167.713	256.689	546.866
Totales	803.818	334.814	349.350	1.487.982	804.888	323.401	349.412	1.477.701

(*)	La cartera deteriorada corresponde a los créditos clasificados como subestándar en categorías B3 y B4, y la cartera en incumplimiento.

ii)	La cartera deteriorada de colocaciones con o sin garantía, al 31 de marzo de 2014 y al 31 de diciembre de 2013, es la siguiente:

	Al 31 de marzo de				Al 31 de diciembre de
	2014				2013
	Comerciales	Vivienda	Consumo	Total	Comerciales	Vivienda	Consumo	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Deuda garantizada	379.836	312.888	48.661	741.385	385.712	302.219	49.051	736.982
Deuda sin garantía	423.982	21.926	300.689	746.597	419.176	21.182	300.361	740.719
Totales	803.818	334.814	349.350	1.487.982	804.888	323.401	349.412	1.477.701

iii)	La cartera de colocaciones vencida (con mora igual o mayor a 90 días), referidos al 31 de marzo de 2014 y al 31 de diciembre de 2013, es la siguiente:

	Al 31 de marzo de				Al 31 de diciembre de
	2014				2013
	Comerciales	Vivienda	Consumo	Total	Comerciales	Vivienda	Consumo	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Deuda garantizada	137.513	123.235	6.343	267.091	151.494	136.768	7.241	295.503
Deuda sin garantía	224.530	16.762	77.094	318.386	213.396	18.920	85.482	317.798
Totales	362.043	139.997	83.437	585.477	364.890	155.688	92.723	613.301

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 57

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°08

CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación

d)	Provisiones

El movimiento de las provisiones, durante los periodos 2014 y 2013 se resume a continuación:

Movimiento periodo marzo 2014	Colocaciones comerciales		Colocaciones para vivienda	Colocaciones de consumo
	Individual	Grupal	Grupal	Grupal	Total
	MM$	MM$	MM$	MM$	MM$

Saldo al 31 de diciembre de 2013	200.230	100.170	43.306	264.585	608.291
Provisiones constituidas	18.058	9.627	2.830	33.340	63.855
Provisiones liberadas	(2.548)	(3.405)	(868)	(1.713)	(8.534)
Provisiones liberadas por castigo	(6.115)	(4.697)	(601)	(25.747)	(37.160)
Saldo al 31 de marzo de 2014	209.625	101.695	44.667	270.465	626.452

Movimiento año 2013	Colocaciones comerciales		Colocaciones para vivienda	Colocaciones de consumo
	Individual	Grupal	Grupal	Grupal	Total
	MM$	MM$	MM$	MM$	MM$

Saldo al 31 de diciembre de 2012	154.935	95.938	35.990	263.259	550.122
Provisiones constituidas	85.628	36.724	21.314	155.921	299.587
Provisiones liberadas	(22.014)	(11.151)	(9.216)	(35.482)	(77.863)
Provisiones liberadas por castigo	(18.319)	(21.341)	(4.782)	(119.113)	(163.555)
Saldo al 31 de diciembre de 2013	200.230	100.170	43.306	264.585	608.291

Además de las provisiones por riesgo de crédito, se mantienen provisiones por:

i)	Riesgo país el cual cubre el riesgo asumido al mantener o comprometer recursos con algún cliente en un país extranjero, estas provisiones se determinan sobre la base de las clasificaciones de los países efectuadas por el Banco, de acuerdo con las disposiciones establecidas en el Capítulo 7-13 de la Recopilación Actualizada de Normas. El saldo de provisiones constituidas al 31 de marzo de 2014 y al 31 de diciembre de 2013 alcanza a $244 millones y $470 millones respectivamente.

ii)	De acuerdo a las normas e instrucciones vigentes de la SBIF (Compendio de Normas Contables), el Banco ha determinado las provisiones asociadas a los saldos no utilizados de las líneas de crédito de libre disponibilidad y créditos comprometidos. El saldo de provisiones constituidas al 31 de marzo de 2014 y al 31 de diciembre de 2013 alcanza a $17.737 millones y $18.767 millones, respectivamente.

e)	Provisiones constituidas

El siguiente cuadro muestra el saldo de provisiones constituidas a cada fecha de balance, asociado a créditos otorgados a clientes y bancos:

	Al 31 de marzo de	Al 31 de diciembre de
	2014	2013

Créditos otorgados a clientes	63.855	299.587
Créditos otorgados a bancos	-	127
Totales	63.855	299.714

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 58

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°08

CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación

f)	Cartera corriente y vencida por su condición de deteriorada y no deteriorada

	Al 31 de marzo de 2014
	No deteriorado				Deteriorado				Total Cartera
	Comerciales	Vivienda	Consumo	Total no deteriorado	Comerciales	Vivienda	Consumo	Total deteriorado	Comerciales	Vivienda	Consumo	Total cartera
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Cartera corriente o estándar	10.811.354	5.218.568	3.157.379	19.187.301	325.158	110.335	168.937	604.430	11.136.512	5.328.903	3.326.316	19.791.731
Mora 1 a 29 días	206.570	95.863	117.183	419.616	46.434	22.982	52.265	121.681	253.004	118.845	169.448	541.297
Mora 30 a 89 días	96.778	191.907	72.286	360.971	71.640	51.528	50.481	173.649	168.418	243.435	122.767	534.620
Mora 90 días o más	-	-	-	-	360.586	149.969	77.667	588.222	360.586	149.969	77.667	588.222

Total cartera antes de provisiones	11.114.702	5.506.338	3.346.848	19.967.888	803.818	334.814	349.350	1.487.982	11.918.520	5.841.152	3.696.198	21.455.870

Créditos en mora (menos de 90 días) expresados como porcentaje de la cartera.	2,73%	5,23%	5,66%	3,91%	14,69%	22,25%	29,41%	19,85%	3,54%	6,20%	7,91%	5,01%

Créditos en mora (más de 90 días) expresados como porcentaje de la cartera.	-	-	-	-	44,86%	44,79%	22,23%	39,53%	3,03%	2,57%	2,10%	2,74%

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 59

Banco Santander Chile y Afiliadas

Notas a los Estados Financieros Intermedios Consolidados

AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°08

CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación

	Al 31 de diciembre de 2013
	No deteriorado				Deteriorado				Total Cartera
	Comerciales	Vivienda	Consumo	Total no deteriorado	Comerciales	Vivienda	Consumo	Total deteriorado	Comerciales	Vivienda	Consumo	Total cartera
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Cartera corriente o estándar	10.665.404	5.017.319	3.071.977	18.754.700	335.382	102.214	151.804	589.400	11.000.786	5.119.533	3.223.781	19.344.100
Mora 1 a 29 días	142.613	103.335	122.088	368.036	34.715	23.111	57.693	115.519	177.328	126.446	179.781	483.555
Mora 30 a 89 días	89.347	181.757	63.771	334.875	74.863	51.143	54.202	180.208	164.210	232.900	117.973	515.083
Mora 90 días o más	-	-	-	-	359.928	146.933	85.713	592.574	359.928	146.933	85.713	592.574

Total cartera antes de provisiones	10.897.364	5.302.411	3.257.836	19.457.611	804.888	323.401	349.412	1.477.701	11.702.252	5.625.812	3.607.248	20.935.312

Créditos en mora (menos de 90 días) expresados como porcentaje de la cartera.	2,13%	5,38%	5,70%	3,61%	13,61%	22,96%	32,02%	20,01%	2,92%	6,39%	8,25%	4,77%

Créditos en mora (más de 90 días) expresados como porcentaje de la cartera.	-	-	-	-	44,72%	45,43%	24,53%	40,10%	3,08%	2,61%	2,38%	2,83%

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 60

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°09

COMPRA, VENTA Y SUSTITUCIONES DE COLOCACIONES

a)	Venta de carteras

	Al 31 de marzo de 2014
	Valor libro	Valor venta	Resultado operaciones financieras	Provisiones por riesgo crédito	Resultado neto total
	MM$	MM$	MM$	MM$	MM$

Venta de colocaciones castigadas	-	-	-	-	-
Venta de colocaciones vigentes	-	-	-	-	-
Carteras castigadas (*)	-	30	30	-	30
Totales	-	30	30	-	30

(*) Diferencias de precio por ventas de carteras castigadas en años anteriores $30 millones de ganancia.

	Al 31 de marzo de 2013
	Valor libro	Valor venta	Resultado operaciones financieras	Provisiones por riesgo crédito	Resultado neto total
	MM$	MM$	MM$	MM$	MM$

Venta de colocaciones castigadas (1)	-	82	82	-	82
Venta de colocaciones vigentes (2)	109	26	(83)	38	(45)
Carteras castigadas (*)	-	(24)	(24)	-	(24)
Totales	109	84	(25)	38	13

(*) Diferencias de precio por ventas de carteras castigadas en años anteriores $24 millones de pérdida.

(1)	Venta de colocaciones castigadas

Al 31 de marzo de 2014, Banco Santander Chile no ha realizado venta de colocaciones castigadas.

Al 31 de marzo de 2013, Banco Santander Chile firmó acuerdo de cesión de créditos castigados de consumo con “Matic Kart S.A.”:

	Valor nominal de cartera	Precio de venta
Fecha	MM$	MM$
01-03-2013	2.035	82

Total	2.035	82

(2)	Venta de colocaciones vigentes

Al 31 de marzo de 2014, Banco Santander Chile no ha realizado ventas de colocaciones vigentes.

Al 31 de marzo de 2013, Banco Santander Chile firmó acuerdos de cesión de colocaciones castigadas con “Matic Kart S.A.”, materializando las siguientes ventas:

	Valor nominal de cartera	Precio de venta
Fecha	MM$	MM$

01-03-2013(*)	179	26

Total	179	26

b)	Compra de carteras

Banco Santander Chile el 10 de enero de 2014, realiza una compra de cartera de colocaciones a Ripley y por un monto total de $ 22.074 millones. Esta compra se hizo a valor par, por lo que no genera efecto en resultado.

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 61

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°10

INSTRUMENTOS DE INVERSIÓN DISPONIBLES PARA LA VENTA

Al 31 de marzo de 2014 y al 31 de diciembre de 2013, el detalle de los instrumentos designados como instrumentos financieros disponibles para la venta es el siguiente:

	Al 31 de marzo de	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Instrumentos del Estado y del Banco Central de Chile
Bonos del Banco Central de Chile	360.846	364.821
Pagarés del Banco Central de Chile	59.429	1.078
Otros instrumentos del Estado y del Banco Central de Chile	164.382	146.295
Subtotales	584.657	512.194
Instrumentos de otras instituciones nacionales
Pagarés de depósitos en bancos del país	1.051.860	1.011.354
Letras hipotecarias de bancos del país	33.632	33.856
Bonos de bancos del país	-	-
Bonos de otras empresas del país	-	-
Otros instrumentos emitidos en el país	-	-
Subtotales	1.085.492	1.045.210
Instrumentos de instituciones extranjeras
Instrumentos de gobierno o bancos centrales del exterior	163.398	143.589
Otros instrumentos en el exterior	10.987	-
Subtotales	174.385	143.589

Totales	1.844.534	1.700.993

Dentro del rubro “Instrumentos del Estado y del Banco Central de Chile” se incluyen instrumentos vendidos bajo acuerdos de retrocompra con clientes e instituciones financieras por un total de $90.237 millones y $90.818 millones al 31 de marzo de 2014 y al 31 de diciembre de 2013, respectivamente.

Al 31 de marzo de 2014 y al 31 de diciembre de 2013 bajo el rubro “Instrumentos de Otras Instituciones Nacionales” se incluyen instrumentos vendidos bajo acuerdos de retrocompra con clientes e instituciones financieras por un total de $104.586 y $118.195 millones, respectivamente.

Al 31 de marzo de 2014 los instrumentos disponibles para la venta incluyen utilidades netas no realizadas por $9.221 millones reconocidas como “Cuentas de valoración” en patrimonio, distribuido entre una utilidad por $9.199 millones atribuible a tenedores patrimoniales del Banco y una utilidad de $22 millones atribuible a interés no controlador.

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 62

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°11

INTANGIBLES

a)	La composición del rubro al 31 de marzo de 2014 y al 31 de diciembre de 2013 es la siguiente:

				31 de marzo de 2014
	Años de vida útil	Años amortización remanente promedio	Saldo neto inicial 01 de enero de 2014	Saldo bruto	Amortización acumulada	Saldo neto
			MM$	MM$	MM$	MM$

Licencias	3	1,3	2.197	10.067	(7.957)	2.110
Desarrollo software (adquiridos)	3	1,9	64.506	244.626	(184.851)	59.775

Totales			66.703	254.693	(192.808)	61.885

				31 de diciembre de 2013
	Años de vida útil	Años amortización remanente promedio	Saldo neto inicial 01 de enero de 2013	Saldo bruto	Amortización acumulada	Saldo neto
			MM$	MM$	MM$	MM$

Licencias	3	2	2.621	9.955	(7.758)	2.197
Desarrollo software (adquiridos)	3	2	84.726	242.023	(177.517)	64.506

Totales			87.347	251.978	(185.275)	66.703

b)	El movimiento del rubro activos intangibles durante los periodos al 31 de marzo de 2014 y al 31 de diciembre de 2013, es el siguiente:

b.1) Saldo bruto

Saldos brutos	Licencias	Desarrollo software (adquiridos)	Total
	MM$	MM$	MM$

Saldos al 01 de enero de 2014	9.955	242.023	251.978
Adquisiciones	112	2.603	2.715
Bajas	-	-	-
Otros	-	-	-
Saldos al 31 de marzo de 2014	10.067	244.626	254.693

Saldos al 01 de enero de 2013	9.329	224.671	234.000
Adquisiciones	626	17.774	18.400
Bajas	-	-	-
Otros	-	(422)	(422)
Saldos al 31 de diciembre de 2013	9.955	242.023	251.978

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 63

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°11

INTANGIBLES, continuación

b.2) Amortización acumulada

Amortización acumulada	Licencias	Desarrollo software (adquiridos)	Total
	MM$	MM$	MM$

Saldos al 01 de enero de 2014	(7.758)	(177.517)	(185.275)
Amortización del año	(199)	(7.334)	(7.533)
Otros cambios en el valor libro del período	-	-	-
Saldos al 31 de marzo de 2014	(7.957)	(184.851)	(192.808)

Saldos al 01 de enero de 2013	(6.708)	(139.945)	(146.653)
Amortización del año	(1.050)	(37.572)	(38.622)
Otros cambios en el valor libro del ejercicio	-	-	-
Saldos al 31 de diciembre de 2013	(7.758)	(177.517)	(185.275)

c)	El Banco no tiene ninguna restricción sobre los intangibles al 31 de marzo de 2014 y al 31 de diciembre de 2013. Adicionalmente, los intangibles no han sido entregados como garantía para el cumplimiento de obligaciones. Por otra parte, no existen importes adeudados de intangibles por el Banco a las mismas fechas.

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 64

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°12

ACTIVO FIJO

a)	La composición de los rubros al 31 de marzo de 2014 y 31 de diciembre de 2013 es la siguiente:

		Al 31 de marzo de 2014
	Saldo neto inicial 01 de enero de 2014	Saldo bruto	Depreciación acumulada	Saldo neto
	MM$	MM$	MM$	MM$

Terrenos y construcciones	128.119	185.389	(59.029)	126.360
Equipos	38.841	87.950	(49.619)	38.331
Cedidos en arrendamiento	4.329	4.888	(579)	4.309
Otros	8.926	32.210	(24.149)	8.061
Totales	180.215	310.437	(133.376)	177.061

		Al 31 de diciembre de 2013
	Saldo neto inicial 01 de enero de 2013	Saldo bruto	Depreciación acumulada	Saldo neto
	MM$	MM$	MM$	MM$

Terrenos y construcciones	119.853	184.711	(56.592)	128.119
Equipos	28.625	85.857	(47.016)	38.841
Cedidos en arrendamiento	4.507	4.888	(559)	4.329
Otros	9.229	32.207	(23.281)	8.926
Totales	162.214	307.663	(127.448)	180.215

b)	El movimiento del rubro activos fijos durante los periodos 2014 y 2013, es el siguiente:

b.1) Saldo bruto

2014	Terrenos y construcciones	Equipos	Cedidos en arrendamiento operativo	Otros	Total
	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de enero de 2014	184.711	85.857	4.888	32.207	307.663
Adiciones	678	2.119	-	36	2.833
Retiros / bajas	-	(13)	-	(33)	(46)
Deterioro por siniestros (i)	-	(13)	-	-	(13)
Otros	-	-	-	-	-
Saldos al 31 de marzo de 2014	185.389	87.950	4.888	32.210	310.437

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 65

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°12

ACTIVO FIJO, continuación

2013	Terrenos y construcciones	Equipos	Cedidos en arrendamiento operativo	Otros	Total
	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de enero de 2013	167.241	66.170	4.996	28.957	267.364
Adiciones	17.470	20.171	-	3.148	40.789
Retiros / bajas (i)	-	(240)	(108)	-	(348)
Deterioro por siniestros (ii)	-	(244)	-	-	(244)
Traspasos
Otros	-	-	-	102	102
Saldos al 31 de diciembre de 2013	184.711	85.857	4.888	32.207	307.663

i)	Banco Santander Chile ha debido reconocer en sus estados financieros al 31 de marzo de 2014 deterioro por $13 millones, correspondiente a siniestros de cajeros automáticos. Las indemnizaciones cobradas por conceptos de seguros involucrados, ascendieron a $240 millones, las cuales se presentan dentro del rubro “Otros ingresos y gastos operacionales” (Nota 31).

b.2)	Depreciación acumulada

2014	Terrenos y construcciones	Equipos	Cedidos en arrendamiento operativo	Otros	Total
	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de enero de 2014	(56.592)	(47.016)	(559)	(23.281)	(127.448)
Cargos por depreciación del ejercicio	(2.437)	(2.604)	(20)	(873)	(5.934)
Bajas y ventas del ejercicio	-	1	-	5	6
Traspasos	-	-	-	-	-
Otros	-	-	-	-	-
Saldos al 31 de marzo de 2014	(59.029)	(49.619)	(579)	(24.149)	(133.376)

2013	Terrenos y construcciones	Equipos	Cedidos en arrendamiento operativo	Otros	Total
	MM$	MM$	MM$	MM$	MM$

Saldos al 01 de enero de 2013	(47.388)	(37.545)	(489)	(19.728)	(105.150)
Cargos por depreciación del ejercicio	(9.207)	(9.554)	(89)	(3.602)	(22.452)
Bajas y ventas del ejercicio	3	83	19	49	154
Traspasos	-	-	-	-	-
Otros	-	-	-	-	-
Saldos al 31 de diciembre de 2013	(56.592)	(47.016)	(559)	(23.281)	(127.448)

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 66

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°12

ACTIVO FIJO, continuación

c)	Arrendamiento Operativo – Arrendador

Al 31 de marzo de 2014 y el 31 de diciembre de 2013, las rentas mínimas futuras a percibir por concepto de arriendos operativos no cancelables, son las siguientes:

	Al 31 de marzo de	Al 31 de diciembre de
	2014	2013
	MM$	MM$
Vence dentro de 1 año	715	637
Vence entre 1 y 2 años	956	508
Vence entre 2 y 3 años	294	300
Vence entre 3 y 4 años	267	263
Vence entre 4 y 5 años	267	263
Vence posterior a 5 años	1.883	2.148

Totales	4.382	4.119

d)	Arrendamiento Operativo – Arrendatario

Ciertos muebles y equipos del banco están bajo arriendo operativo. Las rentas mínimas futuras a pagar por concepto de arriendos operativos no cancelables son las siguientes:

	Al 31 de marzo de	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Vence dentro de 1 año	19.090	18.941
Vence entre 1 y 2 años	16.671	16.948
Vence entre 2 y 3 años	15.306	15.161
Vence entre 3 y 4 años	14.188	14.083
Vence entre 4 y 5 años	12.897	12.902
Vence posterior a 5 años	60.345	61.730

Totales	138.497	139.765

e)	Al 31 de marzo de 2014 y al 31 de diciembre de 2013 el Banco no cuenta con contratos de arriendo financiero que no pueden ser rescindidos de manera unilateral.

f)	El Banco no tiene ninguna restricción sobre los activos fijos al 31 de marzo de 2014 y al 31 de diciembre de 2013. Adicionalmente, el activo fijo no ha sido entregado como garantía para el cumplimiento de obligaciones. Por otra parte, no existen importes adeudados de activo fijo por el Banco a las mismas fechas.

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 67

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°13

IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS

a)	Impuestos corrientes

El Banco al 31 de marzo de 2014 y al 31 de diciembre de 2013, ha constituido provisión de impuesto a la renta de primera categoría, en base a las disposiciones tributarias vigentes. Dicha provisión se presenta neta de pagos y créditos, según se detalla a continuación:

	Al 31 de marzo de	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Resumen de los pasivos (activos) por impuestos corrientes
(Activos) por impuestos corrientes	(2.092)	(1.643)
Pasivos por impuestos corrientes	19.047	50.242

Totales impuestos por pagar (recuperar)	16.955	48.599

Desglose de los pasivos (activos) por impuestos corrientes (neto)
Impuesto a la renta, tasa de impuesto 20%	140.340	117.095
Menos:
Pagos provisionales mensuales	(117.569)	(61.730)
Crédito por gastos por capacitación	(1.959)	(1.656)
Impuestos territoriales leasing	(3.629)	(2.987)
Créditos por donaciones	(2.220)	(1.892)
Otros	1.992	(231)

Totales impuestos por pagar (recuperar)	16.955	48.599

b)	Resultados por impuestos

El efecto del gasto tributario durante los períodos comprendidos entre el 01 de enero y el 31 de marzo de 2014 y 2013, se compone de los siguientes conceptos:

	Al 31 de marzo de
	2014	2013
	MM$	MM$

Gastos por impuesto a la renta
Impuesto año corriente	23.245	11.166

Abonos (cargos) por impuestos diferidos
Originación y reverso de diferencias temporarias	2.830	2.993
Subtotales	26.075	14.159
Impuesto por gastos rechazados artículo N°21	77	78
Otros	-	-
Cargos netos a resultados por impuesto a la renta	26.152	14.237

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 68

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°13

IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS, continuación

c)	Reconciliación de la tasa de impuesto efectiva

A continuación se indica la conciliación entre la tasa de impuesto a la renta y la tasa efectiva aplicada en la determinación del gasto por impuesto al 31 de marzo de 2014 y 2013.

	Al 31 de marzo de
	2014		2013
	Tasa de impuesto	Monto	Tasa de impuesto	Monto
	%	MM$	%	MM$

Impuesto calculado sobre la utilidad antes de impuesto	20,00	33.668	20,00	19.136
Diferencias permanentes	(4,12)	(6.942)	(4,12)	(3.946)
Impuesto único (gastos rechazados)	0,05	82	0,00	-
Contribuciones de bienes raíces	(0.38)	(643)	(0,30)	(291)
Otros	(0,01)	(13)	(0,70)	(662)
Tasa efectiva y gasto por impuesto a la renta	15,54	26.152	14,88	14.237

d)	Efecto de impuestos diferidos en otros resultados integrales

A continuación se presenta el resumen del efecto de impuesto diferido en patrimonio de forma separada mostrando los saldos correspondientes al activo y pasivo durante los períodos terminados al 31 de marzo de 2014 y al 31 de diciembre de 2013:

	Al 31 de marzo de	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Activos por impuestos diferidos
Inversiones disponibles para la venta	45	31
Cobertura de flujo de efectivo	3.357	1.651
Totales activos por impuestos diferidos con efecto en otros resultados integrales	3.402	1.682

Pasivos por impuestos diferidos
Inversiones disponibles para la venta	(1.889)	(199)
Cobertura de flujo de efectivo	-	-
Totales pasivos por impuestos diferidos con efecto en otros resultados integrales	(1.889)	(199)

Saldos netos impuestos diferidos en patrimonio	1.513	1.483

Impuestos diferidos en patrimonio de cargo de tenedores	1.518	1.491
Impuestos diferidos en patrimonio de cargo de interés no controlador	(5)	(8)

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 69

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°13

IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS, continuación

e)	Efecto de impuestos diferidos en resultado

A continuación se presentan los efectos por impuestos diferidos en el activo, pasivo, y resultados asignados por diferencias temporarias:

	Al 31 de marzo de	Al 31 de diciembre de
	2014	2013
	MM$	MM$
Activos por impuestos diferidos
Intereses y reajustes	7.573	7.203
Castigo extraordinario	8.777	9.787
Bienes recibidos en pago	888	1.149
Valoración activo fijo	4.182	3.579
Provisión colocaciones	93.667	92.088
Provisión por gastos	14.139	19.130
Derivados	18	19
Bienes en leasing	51.570	52.447
Pérdida tributaria de afiliadas	6.537	5.716
Otros	719	37.415
Totales activos por impuestos diferidos	188.070	228.533

Pasivos por impuestos diferidos
Valoración inversiones	(16.847)	(11.593)
Depreciaciones	(295)	(315)
Gastos anticipados	(58)	-
Otros	(2.056)	(12.981)
Totales pasivos por impuestos diferidos	(19.256)	(24.889)

f)	Resumen de impuestos diferidos totales

A continuación se presentan el resumen de los impuestos diferidos, considerando tanto su efecto en patrimonio como en resultado.

	Al 31 de marzo de	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Activos por impuestos diferidos
Con efecto en otros resultados integrales	3.402	1.682
Con efecto en resultados	188.070	228.533
Totales activos por impuestos diferidos	191.472	230.215

Pasivos por impuestos diferidos
Con efecto en otros resultados integrales	(1.889)	(199)
Con efecto en resultados	(19.256)	(24.889)
Totales pasivos por impuestos diferidos	(21.145)	(25.088)

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 70

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°14

OTROS ACTIVOS

La composición del rubro otros activos, es la siguiente:

	Al 31 de marzo de	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Activos para leasing (*)	43.404	41.402

Bienes recibidos en pago o adjudicados (**)
Bienes recibidos en pago	11.520	14.448
Bienes adjudicados en remate judicial	7.430	6.530
Provisiones por bienes recibidos en pago o adjudicados	(2.829)	(2.914)
Subtotales	16.121	18.064

Otros activos
Depósitos de dinero en garantía	3.252	68.330
Inversiones en oro	416	373
IVA crédito fiscal	11.158	8.705
Impuesto a la renta por recuperar	38.728	42.354
Gastos pagados por anticipado	33.274	34.970
Bienes recuperados de leasing para la venta	6.245	5.747
Activos por planes de pensiones	1.852	1.822
Cuentas y documentos por cobrar	50.507	60.256
Documentos por cobrar por intermediación corredora y operaciones simultáneas	84.602	75.145
Otros derechos a cobrar	9.772	9.746
Otros activos	37.472	33.111
Subtotales	277.278	340.559

Totales	336.803	400.025

(*)	Corresponden a los activos disponibles para ser entregados bajo la modalidad de arrendamiento financiero.

(**)	Los bienes recibidos en pago, corresponden a bienes recibidos como pago de deudas vencidas de los clientes. El conjunto de bienes que se mantengan adquiridos en esta forma no debe superar en ningún momento el 20% del patrimonio efectivo del Banco. Estos activos representan actualmente un 0,39% (0,48% al 31 de diciembre de 2013) del patrimonio efectivo del Banco.

Los bienes adjudicados en remate judicial, corresponden a bienes que han sido adquiridos en remate judicial en pago de deudas previamente contraídas con el Banco. Los bienes adquiridos en remate judicial no quedan sujetos al margen anteriormente comentado. Estos inmuebles son activos disponibles para la venta. Para la mayoría de los activos, se espera completar la venta en el plazo de un año contado desde la fecha en el que el activo se recibe o adquiere. En caso que dicho bien no sea vendido dentro del transcurso de un año, éste debe ser castigado.

Adicionalmente, se registra una provisión por la diferencia entre el valor de adjudicación inicial más sus adiciones y su valor estimado de realización (tasación), cuando el primero sea mayor.

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 71

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°15

DEPÓSITOS Y OTRAS CAPTACIONES A PLAZO

Al 31 de marzo de 2014 y al 31 de diciembre de 2013, la composición del rubro depósitos y otras captaciones, es la siguiente:

	Al 31 de marzo de	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Depósitos y otras obligaciones a la vista
Cuentas corrientes	4.497.754	4.403.526
Otros depósitos y cuentas a la vista	474.205	569.395
Otras obligaciones a la vista	638.414	647.842

Totales	5.610.373	5.620.763

Depósitos y otras captaciones a plazo
Depósitos a plazo	9.533.734	9.567.855
Cuentas de ahorro a plazo	103.577	104.143
Otros saldos acreedores a plazo	3.290	3.274

Totales	9.640.601	9.675.272

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 72

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°16

INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES

Al 31 de marzo de 2014 y al 31 de diciembre de 2013, la composición del rubro es la siguiente:

	Al 31 de marzo de	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Otras obligaciones financieras
Obligaciones con el sector público	68.276	68.075
Otras obligaciones en el país	127.886	118.683
Obligaciones con el exterior	4.878	3.023
Subtotales	201.040	189.781
Instrumentos de deuda emitidos
Letras de crédito	96.152	101.667
Bonos corrientes	4.090.595	4.190.918
Bonos hipotecarios	68.806	70.339
Bonos subordinados	849.146	835.734
Subtotales	5.104.699	5.198.658

Totales	5.305.739	5.338.439

Las deudas clasificadas como de corto plazo son aquellas que constituyen obligaciones a la vista o que vencerán en un plazo igual o inferior a un año. Todas las otras deudas son clasificadas como de largo plazo. El detalle es el siguiente:

	Al 31 de marzo de 2014
	Corto Plazo	Largo plazo	Total
	MM$	MM$	MM$

Letras hipotecarias	9.614	86.538	96.152
Bonos corrientes	1.462.266	2.628.329	4.090.595
Bonos hipotecarios	-	68.806	68.806
Bonos subordinados	148.087	701.059	849.146
Instrumentos de deuda emitidos	1.619.967	3.484.732	5.104.699

Otras obligaciones financieras	114.957	86.083	201.040

Totales	1.734.924	3.570.815	5.305.739

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 73

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°16

INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación

	Al 31 de diciembre de 2013
	Corto Plazo	Largo plazo	Total
	MM$	MM$	MM$

Letras hipotecarias	6.493	95.174	101.667
Bonos corrientes	1.603.929	2.586.989	4.190.918
Bonos hipotecarios	-	70.339	70.339
Bonos subordinados	138.466	697.268	835.734
Instrumentos de deuda emitidos	1.748.888	3.449.770	5.198.658

Otras obligaciones financieras	101.698	88.083	189.781

Totales	1.850.586	3.537.853	5.388.439

a)	Letras hipotecarias

Estas letras son usadas para financiar préstamos hipotecarios. Los principales montos de estas, son amortizados trimestralmente. El rango de vencimiento de estas obligaciones es entre cinco y veinte años. Las letras están indexados a la UF y devengan una tasa de interés anual de 5,83% a marzo de 2014 (5,21% a diciembre 2013).

	Al 31 de marzo de	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Vence dentro de 1 año	9.614	6.493
Vence entre 1 y 2 años	9.546	9.760
Vence entre 2 y 3 años	9.045	8.768
Vence entre 3 y 4 años	9.514	9.921
Vence entre 4 y 5 años	8.893	12.511
Vence posterior a 5 años	49.540	54.214
Totales letras hipotecarias	96.152	101.667

b)	Bonos corrientes

El detalle de los bonos corrientes por moneda es el siguiente:

	Al 31 de marzo de	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Bonos Santander en UF	1.743.163	1.964.905
Bonos Santander en US $	1.610.783	1.658.789
Bonos Santander en CHF $	444.663	246.284
Bonos Santander en $	183.929	277.530
Bono Santander en CNY $	44.735	43.410
Bonos Corrientes AUD	63.322	-
Totales bonos corrientes	4.090.595	4.190.918

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 74

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°16

INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación

i.	Colocaciones de bonos corrientes:

Durante el año 2014, el Banco ha colocado bonos por UF 2.000.000, CLP 25.000.000.000, CHF 300.000.000 , USD 250.000.000 y AUD 125.000.000, la siguiente tabla muestra, en las fechas indicadas el detalle:

Serie	Monto	Plazo	Tasa de Emisión	Fecha de Emisión	Monto Emisión	Fecha de Vencimiento
Serie EB	UF 2.000.000	4 años	3,0% anual simple	22-02-2014	UF 2.000.000	01-10-2018
Total UF	UF 2.000.000
Serie EA	CLP 25.000.000.000	4 años	5,76% anual simple	22-02-2014	CLP 25.000.000.000	01-10-2018
Total CLP	CLP 25.000.000.000
Bono fijo CHF	CHF 300.000.000	3 años	1% anual simple	31-01-2014	CHF 300.000.000	31-07-2017
Total CHF	CHF 300.000.000
Bono corriente DN	USD 250.000.000	5 años	Libor (3 meses) + 100 pb	19-02-2014	USD 250.000.000	19-02-2019
Total USD	USD 250.000.000
Bono corriente AUD	AUD 125.000.000	3 años	Libor (3 meses) + 140 pb	13-03-2014	AUD 125.000.000	13-03-2017
Total AUD	AUD 125.000.000

Durante el año 2014, se realizaron recompras de bonos por CLP 118.409.000.000 y UF6.000.000.

Durante el año 2013, el Banco ha colocado bonos por UF 13.768.000, CLP 32.500.000.000, USD 250.000.000 y CHF 300.000.000, según el siguiente detalle:

Serie	Monto	Plazo	Tasa de Emisión	Fecha de Emisión	Monto Emisión	Fecha de Vencimiento
E1	UF 2.742.000	5 años	3,00% anual simple	01-02-2011	UF 4.000.000	01-02-2016
E2	UF 952.000	7 años	3,00% anual simple	01-01-2012	UF 4.000.000	01-07-2018
E3	UF 2.244.000	8,5 años	3,50% anual simple	01-01-2011	UF 4.000.000	01-07-2019
E6	UF 3.720..000	10 años	3,50% anual simple	01-04-2013	UF 4.000.000	01-04-2022
E9	UF 2.000.000	10 años	3,60% anual simple	01-01-2013	UF 2.000.000	25-12-2018
FD	UF 110.000	5 años	3,00% anual simple	01-08-2010	UF 110.000	25-12-2018
EC	UF 2.000.000	10 años	3,50% anual simple	28-11-2013	UF 2.000.000	01-09-2023
Total UF	UF 13.768.000
E4	CLP 7.500.000.000	5 años	6,75% anual simple	01-06-2012	CLP 7.500.000.000	01-06-2016
E8	CLP 25.000.000.000	10 años	6,60% anual simple	01-11-2012	CLP 10.000.000.000	01-11-2022
Total CLP	CLP 32.500.000.000
Bono flotante CHF	CHF 150.000.000	4 años	Libor (3 meses) + 100 pb	28-03-2013	CHF 150.000.000	28-03-2017
Bono flotante CHF	CHF 150.000.000	6 años	1,75% anual simple	26-09-2013	CHF 150.000.000	26-09-2019
Total CHF	CHF 300.000.000
Bono corriente DN	USD 250.000.000	5 años	Libor (3 meses) + 100 pb	07-06-2013	USD 250.000.000	07-06-2018
Total USD	USD 250.000.000

Durante el año 2013, se realizaron recompras parciales de bonos por CLP 49.245.000.000.

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 75

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°16

INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación

ii.	Bonos con nominales pendientes de colocación:

Al 31 de marzo de 2014, no existe saldo por colocar para cada uno de los bonos en cartera.

El vencimiento de los bonos corrientes es el siguiente:

	Al 31 de marzo de	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Vence dentro de 1 año	1.462.266	1.603.929
Vence entre 1 y 2 años	625.362	674.784
Vence entre 2 y 3 años	279.477	338.853
Vence entre 3 y 4 años	534.159	321.589
Vence entre 4 y 5 años	171.892	154.368
Vence posterior a 5 años	1.017.439	1.097.395
Totales bonos corrientes	4.090.595	4.190.918

c)	Bonos hipotecarios

El detalle de los bonos hipotecarios por moneda es el siguiente:

	Al 31 de marzo de	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Bonos hipotecarios en UF	68.806	70.339
Totales bonos hipotecarios	68.806	70.339

i.	Colocaciones de bonos hipotecarios

Durante el año 2014, el Banco no ha colocado bonos hipotecarios.

Durante el año 2013, el banco ha colocado bonos por UF 3.000.000, según el siguiente detalle:

Serie	Monto	Plazo	Tasa de Emisión	Fecha de Emisión	Monto Emisión	Fecha de Vencimiento
BH	UF 3.000.000	15 años	3,2% anual simple	31-07-2014	UF 3.000.000	31-07-2028
Total UF	UF 3.000.000

El vencimiento de los bonos hipotecarios es el siguiente:

	Al 31 de marzo de	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Vence dentro de 1 año	-	-
Vence entre 1 y 2 años	-	-
Vence entre 2 y 3 años	-	-
Vence entre 3 y 4 años	-	-
Vence entre 4 y 5 años	-	-
Vence posterior a 5 años	68.806	70.339
Totales bonos corrientes	68.806	70.339

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 76

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°16

INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación

d)	Bonos subordinados

El detalle de los bonos subordinados por moneda es el siguiente:

	Al 31 de marzo de	Al 31 de diciembre de
	2014	2013
	MM$	MM$

US$	146.608	139.802
UF	702.538	695.932
Totales bonos subordinados	849.146	835.734

i.	Colocaciones de bonos subordinados

Durante el año 2013, el Banco ha colocado bonos subordinados por UF 5.900.000.

La siguiente tabla muestra en las fechas indicadas el detalle:

Serie	Monto	Plazo	Tasa de Emisión	Fecha de Emisión	Monto Emisión	Fecha de Vencimiento
G5	UF 1.900.000	20 años	3,9% anual simple	05-04-2011	UF 4.000.000	01-04-2031
H1	UF 4.000.000	30 años	3,9% anual simple	04-11-2011	UF 4.000.000	01-04-2041
Total	UF 5.900.000

Durante el primer semestre del año 2013, se realizó recompra parcial de bono por USD 47.786.000

La madurez de los bonos subordinados considerados de largo plazo, es la siguiente:

	Al 31 de marzo de	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Vence dentro de 1 año	148.087	138.466
Vence entre 1 y 2 años	15.250	14.039
Vence entre 2 y 3 años	4.887	4.140
Vence entre 3 y 4 años	-	-
Vence entre 4 y 5 años	-	-
Vence posterior a 5 años	680.922	679.089
Totales bonos subordinados	849.146	835.734

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 77

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°16

INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación

c)	Otras obligaciones financieras

La composición de las otras obligaciones financieras, de acuerdo a su vencimiento, se resume a continuación:

	Al 31 de marzo de	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Obligaciones a largo plazo:
Vence entre 1 y 2 años	3.353	3.389
Vence entre 2 y 3 años	3.227	2.389
Vence entre 3 y 4 años	2.411	3.045
Vence entre 4 y 5 años	32.229	20.862
Vence posterior a 5 años	44.863	58.398
Subtotales obligaciones financieras a largo plazo	86.083	88.083

Obligaciones a corto plazo:
Monto adeudado por operaciones de tarjeta de crédito	104.755	97.027
Aprobación de cartas de crédito	4.005	741
Otras obligaciones financieras a largo plazo, porción corto plazo	6.197	3.930
Subtotales obligaciones financieras a corto plazo	114.957	101.698

Totales otras obligaciones financieras	201.040	189.781

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 78

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°17

VENCIMIENTO DE ACTIVOS Y PASIVOS

Al 31 de marzo de 2014 y al 31 de diciembre de 2013, el desglose por vencimientos de los activos y pasivos, es el siguiente:

Al 31 de marzo de 2014	A la vista	Hasta 1 mes	Entre 1 y 3 meses	Entre 3 y 12 meses	Subtotal hasta 1 año	Entre 1 y 5 años	Más de 5 años	Subtotal sobre 1 año	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Activos
Efectivo y depósitos en bancos	1.344.228	-	-	-	1.344.228	-	-	-	1.344.228
Operaciones con liquidación en curso	740.648	-	-	-	740.648	-	-	-	740.648
Instrumentos para negociación	-	-	1.439	171.178	172.617	97.382	154.729	252.111	424.728
Contratos de retrocompra y préstamos de valores	-	-	-	-	-	-	-	-	-
Contratos de derivados financieros	-	162.347	221.053	293.020	676.420	720.522	543.894	1.264.416	1.940.836
Adeudado por bancos (*)	245	3.861	159	-	4.265	-	-	-	4.265
Créditos y cuentas por cobrar a clientes (**)	718.893	2.198.494	2.353.477	3.247.562	8.518.426	6.448.451	6.488.993	12.937.444	21.455.870
Instrumentos de inversión disponibles para la venta	-	233.681	376.184	614.167	1.224.032	261.740	358.762	620.502	1.844.534
Instrumentos de inversión hasta el vencimiento	-	-	-	-	-	-	-	-	-

Totales activos	2.804.014	2.598.383	2.952.312	4.325.927	12.680.636	7.528.095	7.546.378	15.074.473	27.755.109

Pasivos
Depósitos y otras obligaciones a la vista	5.610.373	-	-	-	5.610.373	-	-	-	5.610.373
Operaciones con liquidación en curso	425.438	-	-	-	425.438	-	-	-	425.438
Contratos de retrocompra y préstamos de valores	-	188.257	4.894	635	193.787	-	-	-	193.787
Depósitos y otras obligaciones a plazo	106.886	5.676.113	2.100.118	1.651.901	9.535.018	51.412	54.171	105.583	9.640.601
Contratos de derivados financieros	-	104.143	198.684	295.636	598.463	679.303	446.083	1.125.386	1.723.849
Obligaciones con bancos	17.125	242.175	321.550	968.057	1.548.907	310.791	-	310.791	1.859.698
Instrumentos de deuda emitidos	-	470.752	616.037	533.178	1.619.967	1.668.025	1.816.707	3.484.732	5.104.699
Otras obligaciones financieras	107.172	4.112	762	2.910	114.956	41.221	44.863	86.084	201.040

Totales pasivos	6.266.994	6.685.552	3.242.045	3.452.317	19.646.909	2.750.752	2.361.824	5.112.576	24.759.485

(*)	Adeudado por bancos se presenta bruto. El monto de provisiones corresponde a $9 millones.

(**) Los créditos y cuentas por cobrar a clientes se presentan brutos. Los importes de provisión según el tipo de colocación son los siguientes: Comerciales $311.320 millones, Vivienda $44.667 millones Consumo $270.465 millones.

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 79

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°17

VENCIMIENTO DE ACTIVOS Y PASIVOS, continuación

Al 31 de diciembre de 2013	A la vista	Hasta 1 mes	Entre 1 y 3 meses	Entre 3 y 12 meses	Subtotal hasta 1 año	Entre 1 y 5 años	Más de 5 años	Subtotal sobre 1 año	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Activos
Efectivo y depósitos en bancos	1.571.810	-	-	-	1.571.810	-	-	-	1.571.810
Operaciones con liquidación en curso	604.077	-	-	-	604.077	-	-	-	604.077
Instrumentos para negociación	-	10.018	17	-	10.035	203.608	73.924	277.532	287.567
Contratos de retrocompra y préstamos de valores	-	-	17.469	-	17.469	-	-	-	17.469
Contratos de derivados financieros	-	168.785	99.471	225.617	493.873	565.329	434.816	1.000.145	1.494.018
Adeudado por bancos (*)	1.224	66.264	56.901	1.060	125.449	-	-	-	125.449
Créditos y cuentas por cobrar a clientes (**)	773.387	2.173.231	1.776.530	3.533.313	8.256.461	6.367.870	6.310.981	12.678.851	20.935.312
Instrumentos de inversión disponibles para la venta	-	228.997	240.018	627.052	1.096.067	275.281	329.645	604.926	1.700.993
Instrumentos de inversión hasta el vencimiento	-	-	-	-	-	-	-	-	-

Totales activos	2.950.498	2.647.295	2.190.406	4.387.042	12.175.241	7.412.088	7.149.366	14.561.454	26.736.695

Pasivos
Depósitos y otras obligaciones a la vista	5.620.763	-	-	-	5.620.763	-	-	-	5.620.763
Operaciones con liquidación en curso	276.379	-	-	-	276.379	-	-	-	276.379
Contratos de retrocompra y préstamos de valores	-	185.140	18.466	5.366	208.972	-	-	-	208.972
Depósitos y otras obligaciones a plazo	104.233	5.351.489	2.333.001	1.743.525	9.532.248	87.380	55.644	143.024	9.675.272
Contratos de derivados financieros	-	126.257	89.128	223.414	438.799	510.661	350.649	861.310	1.300.109
Obligaciones con bancos	8.199	104.490	216.472	1.201.070	1.530.231	152.146	-	152.146	1.682.377
Instrumentos de deuda emitidos	-	470.600	688.261	590.027	1.748.888	1.548.733	1.901.037	3.449.770	5.198.658
Otras obligaciones financieras	97.027	568	1.111	2.992	101.698	29.685	58.398	88.083	189.781

Totales pasivos	6.106.601	6.238.544	3.346.439	3.766.394	19.457.978	2.328.605	2.365.728	4.694.333	24.152.311

(*)	Adeudado por bancos se presenta bruto. El monto de provisiones asciende a $54 millones.
(**)	Los créditos y cuentas por cobrar a clientes se presentan brutos. Los importes de provisión según el tipo de colocación son los siguientes: Comerciales $300.400 millones, Vivienda $43.306 millones y Consumo $264.585 millones.

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 80

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°18

OTROS PASIVOS

La composición del rubro es la siguiente:

	Al 31 de marzo de	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Cuentas y documentos por pagar	92.254	84.729
Ingresos percibidos por adelantado	375	384
Garantías por operaciones threshold	123.581	2.631
Documentos por cobrar por intermediación Corredora y operaciones simultáneas	54.752	-
Otras obligaciones por pagar	101.780	95.266
Otros pasivos	10.535	15.767

Totales	383.277	198.777

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 81

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°19

CONTINGENCIAS Y COMPROMISOS

a)	Juicios y procedimientos legales

A la fecha de emisión de estos estados financieros, existen diversas acciones judiciales interpuestas en contra del Banco y sus afiliadas en relación con operaciones propias del giro. Al 31 de marzo de 2014, el Banco y sus afiliadas mantienen provisiones por este concepto que ascienden a $1.703 millones ($1.224 millones al 31 de diciembre de 2013), las cuales se encuentran en el Estado Intermedio de Situación Financiera Consolidado, formando parte del rubro “Provisiones por contingencias”. Adicionalmente, existen otros juicios por una cuantía de UF 26.178,71 principalmente asociados al litigio de la sociedad Santander Corredores de Seguros Limitada por bienes entregados en leasing.

b)	Créditos contingentes

La siguiente tabla muestra los montos contractuales de las operaciones que obligan al Banco a otorgar créditos:

	Al 31 de marzo de	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Cartas de crédito documentarias emitidas	179.256	218.032
Cartas de crédito del exterior confirmadas	82.683	127.600
Boletas de garantía	1.232.976	1.212.799
Avales y fianzas	185.293	181.416
Subtotales	1.680.208	1.739.847
Líneas de crédito con disponibilidad inmediata	5.046.915	5.141.831
Otros compromisos de créditos irrevocables	45.866	47.376
Totales	6.772.989	6.929.054

c)	Responsabilidades

El Banco mantiene las siguientes responsabilidades derivadas del curso normal de sus negocios:

	Al 31 de marzo de	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Operaciones por cuentas de terceros
Cobranzas	163.278	217.948
Recursos de terceros gestionados por el Banco y sus afiliadas (1)	1.095.730	1.015.817
Subtotales	1.259.008	1.233.765
Custodia de valores
Valores custodiados en poder del Banco y sus afiliadas	325.757	304.535
Valores custodiados depositados en otra entidad	556.079	532.072
Títulos emitidos por el propio Banco	15.734.208	15.351.545
Subtotales	16.616.044	16.188.152
Totales	17.875.052	17.421.917
(1)	Durante el año 2014 se clasificó en recursos de terceros gestionados por el banco y sus afiliadas, las carteras administradas por banca privada, teniendo al cierre de marzo de 2014 un saldo de $ 884 millones ($ 1.016 millones para el año 2013).

d)	Garantías

Banco Santander Chile cuenta con una póliza integral bancaria de cobertura de fidelidad funcionaria N° 2823611 vigente con la Compañía de Seguros Chilena Consolidada S.A., por la suma de USD 5.000.000 la cual cubre solidariamente tanto al Banco como a sus afiliadas, con vigencia desde el 01 de julio de 2013 hasta el 30 de junio de 2014.

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 82

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°19

CONTINGENCIAS Y COMPROMISOS, continuación

e)	Créditos y pasivos contingentes

Para satisfacer las necesidades de los clientes, el Banco adquirió varios compromisos irrevocables y obligaciones contingentes, aunque estas obligaciones no pudieron ser reconocidas en el Estado Intermedio de Situación Financiera Consolidado, estos contienen riesgos de créditos y son por tanto parte del riesgo global del Banco.

Santander Agente de Valores Limitada

i)	Para efectos de asegurar el correcto y cabal cumplimiento de todas sus obligaciones como agente de valores de conformidad a lo dispuesto en los artículos N°30 y siguientes de la Ley N°18.045, sobre Mercado de Valores, la sociedad constituyó garantía por UF 4.000 con póliza de seguro N°213117286, tomada con la Compañía de Seguros de Crédito Continental S.A. y cuyo vencimiento es el 19 de diciembre de 2014.

Santander S.A. Corredores de Bolsa

i)	La sociedad tiene garantías enteradas en la Bolsa de Comercio de Santiago, para cubrir operaciones simultáneas efectuadas por cartera propia, por $ 31.168 millones.

ii)	Además, se incluye en este rubro una garantía entregada a CCLV Contraparte Central S.A. (ex Cámara de Compensación) en efectivo, por un monto ascendente a $ 3.000 millones y una garantía adicional enterada en la Bolsa de Comercio Electrónica por $ 1.054 millones al 31 de marzo de 2014.

iii)	Al 31 de marzo de 2014 se encuentran en trámite las siguientes situaciones legales:

-	Juicio de reclamación pendiente ante el 27° Juzgado Civil de Santiago, carátula “Nahum con Santander Investment S.A. Corredores de Bolsa” antecesora de Santander S.A. Corredores de Bolsa, Rol N°16.703-2010, por una cuantía de $200 millones. En cuanto a su actual estado de tramitación, se concedió el recurso de apelación, y actualmente se encuentra pendiente la vista de la causa en la Corte de Apelaciones de Santiago. No se han contabilizado provisiones, por no estimarse necesarias, ya que la causa se encuentra en primera instancia.

-	Juicio de “Inverfam S.A. con Santander Investment S.A. Corredores de Bolsa”, antecesora de Santander S.A. Corredores de Bolsa, seguido en el Primer Juzgado Civil de Santiago, Rol 32.543-2011, de indemnización de perjuicios por pérdida de unos valores destinados a Fondos Optimal, que se vieron perjudicados por el caso Madoff, cuya cuantía asciende a $ 107 millones aproximadamente. Actualmente se encuentra en espera de que se cite a conciliación.

-	Juicio de "Bilbao con Santander Investment S.A. Corredores de Bolsa", antecesora de Santander S.A. Corredores de Bolsa, seguido en el 20° Juzgado Civil de Santiago, Rol 15549-2012. En cuanto a su actual estado de tramitación, el término probatorio se encuentra vencido y las diligencias probatorias se encuentran pendientes.

Santander Corredora de Seguros Limitada

i)	De acuerdo a los establecido en la Circular N°1.160 de la Superintendencia de Valores y Seguros, la sociedad mantiene contratada una póliza de seguros para responder al correcto y cabal cumplimiento de todas las obligaciones emanadas en razón de sus operaciones como intermediaria en la contratación de seguros. La póliza de garantía para corredores de seguros N°10023615, la cual cubre UF500, y la póliza de responsabilidad profesional para corredores de seguros N°10023624 por un monto equivalente a UF60.000, fueron contratadas con la Compañía de Seguros Generales Consorcio Nacional de Seguros S.A. Ambas tienen vigencia desde el 15 de abril de 2013 al 14 de abril de 2014.

ii)	Existen juicios por cuantía de UF26.178,71.- correspondientes a procesos principalmente por bienes entregados en leasing. Nuestros abogados han estimado pérdidas por $ 106,3 millones monto que se encuentra registrado en el rubro provisiones.

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 83

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°20

PATRIMONIO

a)	Capital social y acciones preferentes

Al 31 de marzo de 2014 y al 31 de diciembre de 2013, el Banco presenta 188.446.126.794 acciones autorizadas, las cuales se encuentran suscritas y pagadas. Todas estas acciones son ordinarias, sin valor nominal ni preferencias.

El movimiento de las acciones durante el ejercicio 2014 y 2013, es el siguiente:

	ACCIONES
	Al 31 de marzo de 2014	Al 31 de diciembre de 2013

Emitidas al 01 de enero	188.446.126.794	188.446.126.794
Emisión de acciones pagadas	-	-
Emisión de acciones adeudadas	-	-
Opciones de acciones ejercidas	-	-
Emitidas al	188.446.126.794	188.446.126.794

Al 31 de marzo de 2014 y al 31 de diciembre de 2013, el Banco no mantiene en su poder acciones propias, al igual que las Sociedades que participan en la consolidación.

Al 31 de marzo de 2014 la distribución de accionistas es la siguiente:

Razón Social o Nombre Accionista	Acciones	ADRs (*)	Totales	% de participación

Teatinos Siglo XXI Inversiones Limitada	59.770.481.573	-	59.770.481.573	31,72
Santander Chile Holding S.A.	66.822.519.695	-	66.822.519.695	35,46
J.P. Morgan Chase Bank	-	30.760.245.671	30.760.245.671	16,32
Bancos por cuenta de terceros	-	11.283.336.682	11.283.336.682	5,99
AFP por cuentas de terceros	-	10.561.062.175	10.561.062.175	5,60
Otros accionistas minoritarios	3.651.477.491	5.597.003.507	9.248.480.998	4,91
Totales			188.446.126.794	100,00

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 84

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°20

PATRIMONIO, continuación

Al 31 de diciembre de 2013 la distribución de accionistas es la siguiente:

Razón Social o Nombre Accionista	Acciones	ADRs (*)	Totales	% de participación

Teatinos Siglo XXI Inversiones Limitada	59.770.481.573	-	59.770.481.573	31,72
Santander Chile Holding S.A.	66.822.519.695	-	66.822.519.695	35,46
J.P. Morgan Chase Bank	-	30.087.328.471	30.087.328.471	15,97
Bancos por cuenta de terceros	12.264.223.820	-	12.264.223.820	6,15
AFP por cuentas de terceros	10.554.397.845	-	10.554.397.845	5,59
Otros accionistas minoritarios	3.660.897.625	11.428.102.932	15.089.000.557	8,00
Totales			188.446.126.794	100,00
(*)	Los American Depository Receipts (ADR) son certificados emitidos por un banco comercial norteamericano para ser transados en el mercado de valores de los Estados Unidos de América.

b)	Dividendos

El detalle de distribución de dividendos se encuentra en el recuadro del Estado Intermedio de Cambios en el Patrimonio Consolidado.

c)	Utilidad diluida y de la utilidad básica

Al 31 de marzo de 2014 y 2013 la composición de la utilidad diluida y de la utilidad básica es la siguiente:

	Al 31 de marzo de
	2014	2013
	MM$	MM$

a) Beneficio básico por acción
Resultado atribuible a tenedores patrimoniales	141.843	80.879
Número medio ponderado de acciones en circulación	188.446.126.794	188.446.126.794
Beneficio básico por acción (en pesos)	0,753	0,429

b) Beneficio diluido por acción
Resultado atribuible a tenedores patrimoniales	141.843	80.879
Número medio ponderado de acciones en circulación	188.446.126.794	188.446.126.794
Conversión asumida de deuda convertible	-	-
Número ajustado de acciones	188.446.126.794	188.446.126.794
Beneficio diluido por acción (en pesos)	0,753	0,429

Al 31 de marzo de 2014 y 2013 el Banco no posee instrumentos que generen efectos dilutivos.

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 85

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°20

PATRIMONIO, continuación

d)	Otros resultados integrales de Instrumentos de inversión disponibles para la venta y coberturas de flujo de efectivo:

	Al 31 de marzo de	Al 31 de diciembre de
	2014	2013
	MM$	MM$

Instrumentos de inversión disponibles para la venta
Saldos al 01 de enero de	840	(10.017)
(Pérdida) ganancia por ajuste valorización cartera de inversiones disponible para la venta antes de impuesto	8.291	2.629
Reclasificaciones y ajustes sobre la cartera disponible para venta	-	-
Utilidad neta realizada	90	8.228
Subtotales	8.381	10.857
Totales	9.221	840

Cobertura de flujo de efectivo
Saldos al 01 de enero de	(8.257)	5.315
Ganancia (pérdida) por ajuste valorización de coberturas de flujo de efectivo antes de impuesto	(8.903)	(15.089)
Reclasificaciones y ajustes por coberturas de flujo de efectivo antes de impuesto	375	1.517
Monto reclasificado del patrimonio incluido como valor libro de activo y pasivos no financieros, cuya adquisición o cesión fue cubierta como una transición altamente probable	-	-
Subtotales	(8.528)	(13.572)
Totales	(16.785)	(8.257)

Otros resultados integrales antes de impuesto	(7.564)	(7.417)

Impuesto a la renta sobre los componentes de otros resultados integrales
Impuesto renta relativo a cartera de inversiones disponible para la venta	(1.844)	(168)
Impuesto renta relativo a coberturas de flujo de efectivo	3.357	1.651
Totales	1.513	1.483

Otros resultados integrales netos de impuesto	(6.051)	(5.934)
Atribuible a:
Tenedores patrimoniales del Banco	(6.069)	(5.964)
Interés no controlador	18	30

El Banco espera que todos los resultados incluidos en “Otros resultados integrales” sean reclasificados a resultado del periodo cuando se cumplan las condiciones específicas para ello.

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 86

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°21

REQUERIMIENTOS DE CAPITAL (BASILEA)

De acuerdo con la Ley General de Bancos, el Banco debe mantener una razón mínima de patrimonio efectivo a activos consolidados ponderados por riesgo de 8% neto de provisiones exigidas, y una razón mínima de capital básico a total de activos consolidados de 3%, neto de provisiones exigidas. Sin embargo, con motivo de la fusión del Banco ocurrida en 2002, la SBIF ha determinado que el patrimonio efectivo del Banco fusionado no puede ser inferior al 11% de sus activos ponderados por riesgo. Para estos efectos, el patrimonio efectivo se determina a partir del capital y reservas o capital básico más los bonos subordinados con tope del 50% del capital básico.

Los activos son ponderados de acuerdo a las categorías de riesgo, a las cuales se les asigna un porcentaje de riesgo de acuerdo al monto del capital necesario para respaldar cada uno de esos activos. Por ejemplo, el efectivo, los depósitos en otros bancos y los instrumentos financieros emitidos por el Banco Central de Chile, tienen 0% de riesgo, lo que significa que, conforme a la normativa vigente, no se requiere capital para respaldar estos activos. Los activos fijos tienen un 100% de riesgo, lo que significa que se debe tener un capital mínimo equivalente al 11% del monto de estos activos. Todos los instrumentos derivados negociados fuera de bolsa son considerados en la determinación de los activos de riesgo con un factor de conversión sobre los valores nocionales, obteniéndose de esa forma el monto de la exposición al riesgo de crédito. También se consideran por un “equivalente de crédito”, para su ponderación, los créditos contingentes fuera del Estado Intermedio de Situación Financiera Consolidado.

De acuerdo a lo instruido en Capítulo 12-1 de la RAN de la Superintendencia de Bancos, a partir del mes de enero 2010 se implementó un cambio normativo que implicó la entrada en vigor del Capítulo B-3 del Compendio de Normas Contables, con cambio en las exposiciones de riesgo de las colocaciones contingentes, pasando desde un 100% de exposición, a un porcentaje indicado en el siguiente cuadro:

Tipo de crédito contingente	Exposición

a) Avales y fianzas	100%
b) Cartas de crédito del exterior confirmadas	20%
c) Cartas de crédito documentarias emitidas	20%
d) Boletas de garantía	50%
e) Cartas de garantía interbancarias	100%
f) Líneas de crédito de libre disposición	50%
g) Otros compromisos de crédito:
- Créditos para estudios superiores Ley N° 20.027	15%
- Otros	100%
h) Otros créditos contingentes	100%

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 87

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°21

REQUERIMIENTOS DE CAPITAL (BASILEA), continuación

Los niveles de capital básico y patrimonio efectivo al cierre de cada periodo son los siguientes:

	Activos consolidados		Activos ponderados por riesgo
	Al 31 de marzo de	Al 31 de diciembre de	Al 31 de marzo de	Al 31 de diciembre de
	2014	2013	2014	2013
	MM$	MM$	MM$	MM$

Activos de balance (netos de provisiones)
Efectivo y depósitos en bancos	1.344.228	1.571.810	-	-
Operaciones con liquidación en curso	740.648	604.077	176.367	66.672
Instrumento para negociación	424.728	287.567	52.990	40.924
Contratos de retrocompra y préstamos de valores	-	17.469	-	3.494
Contratos de derivados financieros (*)	1.284.534	1.008.026	1.071.466	862.810
Adeudado por bancos	4.256	125.395	851	25.079
Créditos y cuentas por cobrar a clientes	20.829.418	20.327.021	18.512.415	18.071.792
Instrumentos de inversión disponible para la venta	1.844.534	1.700.993	261.705	238.835
Inversiones en sociedades	9.965	9.681	9.965	9.681
Intangibles	61.885	66.703	61.885	66.703
Activo fijo	177.061	180.215	177.061	180.215
Impuestos corrientes	2.092	1.643	209	164
Impuestos diferidos	191.472	230.215	19.147	23.022
Otros activos	336.804	400.025	336.804	346.533
Activos fuera de balance
Colocaciones contingentes	3.377.245	3.436.773	1.968.168	2.013.057
Totales	30.628.870	29.967.613	22.649.033	21.948.981

(*)	Los “Contratos de derivados financieros” se presentan a su valor de “Riesgo Equivalente de Créditos”, de acuerdo a lo normado en el Capítulo 12-1 de la Recopilación actualizada de normas, emitida por la Superintendencia de Bancos e instituciones Financieras.

Los ratios determinados para el límite del capital básico y patrimonio efectivo respectivamente, son:

			Razón
	Al 31 de marzo de	Al 31 de diciembre de	Al 31 de marzo de	Al 31 de diciembre de
	2014	2013	2014	2013
	MM$	MM$	%	%

Capital básico	2.424.863	2.325.678	7,92	7,76
Patrimonio efectivo neto	3.139.873	3.033.741	13,86	13,82

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 88

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°22

INTERES NO CONTROLADOR

a)	Recoge el importe neto del patrimonio neto de las entidades dependientes atribuibles a instrumentos de capital que no pertenecen, directa o indirectamente, al Banco, incluida la parte que se les haya atribuido del resultado del ejercicio.

La participación del interés no controlador en el patrimonio y los resultados de las filiales se resume como sigue:

				Otros resultados integrales
Al 31 de marzo de 2014	Participación de terceros	Patrimonio	Resultados	Inversiones Disponible para la venta	Impuesto diferido	Total otros resultados integrales	Resultados Integrales
	%	MM$	MM$	MM$	MM$	MM$	MM$

Sociedades subsidiarias:
Santander Agente de Valores Limitada	0,97	494	23	-	-	-	23
Santander S.A. Sociedad Securitizadora	0,36	2	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49,00	19.985	284	(16)	3	(13)	271
Santander Corredora de Seguros Limitada	0,25	150	(1)	-	-	-	(1)
Subtotales		20.631	306	(16)	3	(13)	293

Entidades controladas a través de otras consideraciones:
Bansa Santander S.A.	100	3.283	(151)	-	-	-	(151)
Santander Gestión de Recaudación y Cobranzas Limitada	100	122	(153)	-	-	-	(153)
Multinegocios S.A	100	530	53	-	-	-	53
Servicios Administrativos y Financieros Limitada	100	1.755	73	-	-	-	73
Servicios de Cobranzas Fiscalex Limitada	100	751	119	-	-	-	119
Multiservicios de Negocios Limitada	100	1.775	97	-	-	-	97
Subtotales		8.216	38	-	-	-	38

Totales		28.847	344	(16)	3	(13)	331

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 89

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°22

INTERES NO CONTROLADOR, continuación

				Otros resultados integrales
Al 31 de diciembre de 2013	Participación de terceros	Patrimonio	Resultados	Inversiones Disponible para la venta	Impuesto diferido	Total otros resultados integrales	Resultados integrales
	%	MM$	MM$	MM$	MM$	MM$	MM$

Sociedades subsidiarias:
Santander Agente de Valores Limitada	0,97	676	21	-	-	-	21
Santander S.A. Sociedad Securitizadora	0,36	3	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49,00	26.144	498	13	(3)	10	508
Santander Asset Management S.A. Administradora General de Fondos	0,02	11	1	-	-	-	1
Santander Corredora de Seguros Limitada	0,25	150	1	-	-	-	1
Subtotales		26.984	521	13	(3)	10	531

Entidades controladas a través de otras consideraciones:
Bansa Santander S.A.	100,00	2.448	322	-	-	-	322
Santander Gestión de Recaudación y Cobranzas Limitada	100,00	1.998	(507)	-	-	-	507
Multinegocios S.A	100,00	299	55	-	-	-	55
Servicios Administrativos y Financieros Limitada	100,00	1.473	62	-	-	-	62
Servicios de Cobranzas Fiscalex Limitada	100,00	240	24	-	-	-	24
Multiservicios de Negocios Limitada	100,00	1.388	89	-	-	-	89
Subtotales		7.848	45	-	-	-	45

Totales		34.830	566	13	(3)	10	576

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 90

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°22

INTERES NO CONTROLADOR, continuación

b)	El resumen de la información financiera de las sociedades incluidas en la consolidación que poseen intereses no controladores es el siguiente, el cual no incluye los ajustes de consolidación ni homologación:

	Al 31 de marzo de				Al 31 de diciembre de
	2014				2013
	Activos	Pasivos	Capital	Ingresos netos	Activos	Pasivos	Capital	Ingresos netos
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Santander Corredora de Seguros Limitada	67.978	8.010	60.245	(277)	67.956	8.484	59.012	460
Santander S.A. Corredores de Bolsa	106.284	65.585	40.119	581	110.917	70.799	36.735	3.383
Santander Agente de Valores Limitada	158.809	107.885	48.558	2.366	194.812	146.255	39.581	8.976
Santander S.A. Sociedad Securitizadora	686	66	651	(30)	725	74	764	(113)
Santander Gestión de Recaudación y Cobranzas Ltda.	3.251	3.129	275	(153)	4.978	4.703	2.505	(2.230)
Multinegocios S.A.	1.341	811	477	53	1.441	963	244	234
Servicios Administrativos y Financieros Ltda.	2.339	585	1.686	68	2.412	725	1.411	276
Servicio de Cobranza Fixcalex Ltda.	2.383	1.632	632	119	4.008	3.376	216	416
Multiservicios de Negocios Ltda.	3.140	1.365	1.679	97	3.049	1.371	1.299	379
Bansa Santander S.A.	28.410	25.127	3.435	(51)	28.490	25.055	2.128	1.307
Totales	374.621	214.195	157.757	2.673	418.788	261.805	143.895	13.088

(*) En el mes de diciembre de 2014, se concretó venta de Santander Asset Management S.A. Administradora General de Fondos. Ver Nota 2 “Hechos relevantes”.

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 91

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°23

INTERESES Y REAJUSTES

Comprende los intereses devengados en el periodo por todos los activos financieros cuyo rendimiento, implícito o explícito, se obtiene de aplicar el método del tipo de interés efectivo, con independencia de que se valoren por su valor razonable, así como las rectificaciones de productos como consecuencia de coberturas contables.

a)	Al 31 de marzo de 2014 y 2013, la composición de ingresos por intereses y reajustes, sin incluir los resultados por coberturas contables, es la siguiente:

	Al 31 de marzo de
	2014				2013
	Intereses	Reajustes	Comisiones prepagos	Total	Intereses	Reajustes	Comisiones prepagos	Total
Conceptos	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Contratos de retrocompra	347	-	-	347	377	-	-	377
Créditos otorgados a bancos	7	-	-	7	11	-	-	11
Colocaciones comerciales	180.518	46.339	1.399	228.256	178.218	4.713	1.169	184.100
Colocaciones para vivienda	59.464	70.792	4.154	134.410	56.779	6.763	2.875	66.417
Colocaciones para consumo	149.527	1.192	660	151.379	150.717	205	646	151.568
Instrumentos de inversión	17.638	6.791	-	24.429	22.817	68	-	22.885
Otros ingresos por intereses y reajustes	2.278	117	-	2.395	1.012	(957)	-	55

Totales ingresos por intereses y reajustes	409.779	125.231	6.213	541.223	409.931	10.792	4.690	425.413

b)	Tal como se señala en la letra i) de la Nota 1, los intereses y reajustes suspendidos corresponden a operaciones con morosidades iguales o superiores a 90 días, los cuales son registrados en cuentas de orden (fuera del Estado Intermedio de Situación Financiera Consolidado), mientras estos nos sean efectivamente percibidos.

Al 31 de marzo de 2014 y 2013, el stock de los ingresos por intereses y reajustes suspendidos es el siguiente:

	Al 31 de marzo de
	2014			2013
	Intereses	Reajustes	Total	Intereses	Reajustes	Total
Fuera de balance	MM$	MM$	MM$	MM$	MM$	MM$

Colocaciones comerciales	17.416	5.605	23.021	17.455	3.565	21.020
Colocaciones de vivienda	4.009	5.686	9.695	4.206	4.407	8.613
Colocaciones de consumo	5.271	787	6.058	7.602	831	8.433

Totales	26.696	12.078	38.774	29.263	8.803	38.066

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 92

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°23

INTERESES Y REAJUSTES, continuación

c)	Al 31 de marzo de 2014 y 2013 la composición de los gastos por intereses y reajustes, sin incluir los resultados por coberturas contables, es el siguiente:

	Al 31 de marzo de
	2014			2013
	Intereses	Reajustes	Total	Intereses	Reajustes	Total
Conceptos	MM$	MM$	MM$	MM$	MM$	MM$

Depósitos a la vista	(1.624)	(441)	(2.065)	(1.511)	(33)	(1.544)
Contratos de retrocompra	(1.898)	-	(1.898)	(2.376)	-	(2.376)
Depósitos y captaciones a plazo	(93.882)	(14.374)	(108.256	(110.351)	(1.159)	(111.510)
Obligaciones con bancos	(4.670)	(2)	(4.672)	(5.884)	-	(5.884)
Instrumentos de deuda emitidos	(44.239)	(34.059)	(78.298)	(41.358)	(3.141)	(44.499)
Otras obligaciones financieras	(774)	(404)	(1.178)	(1.183)	(42)	(1.225)
Otros gastos por intereses y reajustes	(628)	(3.331)	(3.959)	(575)	(16)	(591)
Totales gastos por intereses y reajustes	(147.715)	(52.611)	(200.326)	(163.238)	(4.391)	(167.629)

d)	Al 31 de diciembre de 2014 y 2013, el resumen de intereses y reajustes, es el siguiente:

	Al 31 de marzo de
	2014	2013
Conceptos	MM$	MM$

Ingresos por intereses y reajustes	541.223	425.413
Gastos por intereses y reajustes	(200.326)	(167.629)

Subtotales ingresos por intereses y reajustes	340.897	257.784

Resultado de coberturas contables (neto)	(27.404)	(11.303)

Totales intereses y reajustes netos	313.493	246.481

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 93

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°24

COMISIONES

Comprende el monto de todas las comisiones devengadas y pagadas en el periodo, excepto las que formen parte integrante del tipo de interés efectivo de los instrumentos financieros:

	Al 31 de marzo de
	2014	2013
	MM$	MM$

Ingresos por comisiones
Comisiones por líneas de crédito y sobregiros	1.722	1.991
Comisiones por avales y cartas de crédito	7.941	7.408
Comisiones por servicios de tarjetas	36.046	32.650
Comisiones por administración de cuentas	7.106	7.128
Comisiones por cobranzas, recaudaciones y pagos	10.305	11.333
Comisiones por intermediación y manejo de valores	2.291	2.987
Comisiones por inversiones en fondos mutuos u otro (*)	-	8.390
Remuneraciones por comercialización de seguros	8.117	7.288
Office banking	4.167	3.489
Otras comisiones ganadas	12.986	4.876
Totales	90.681	87.540

(*) En diciembre de 2013 se vendió la subsidiaria Santander Assets Management S.A. Administradora General de Fondos.

	Al 31 de marzo de
	2014	2013
	MM$	MM$

Gastos por comisiones
Remuneraciones por operación de tarjetas	(25.986)	(21.004)
Comisiones por operación con valores	(275)	(1.191)
Office banking y otras comisiones	(8.656)	(4.724)
Totales	(34.917)	(26.919)

Totales ingresos y gastos por comisiones netos	55.764	60.621

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 94

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°25

RESULTADOS DE OPERACIONES FINANCIERAS

Incluye el monto de los ajustes por variación de los instrumentos financieros, excepto los imputables a intereses devengados por aplicación del método del tipo de interés efectivo de correcciones de valor de activos, así como los resultados obtenidos en su compraventa.

Al 31 de marzo de 2014 y 2013, el detalle de los resultados por operaciones financieras es el siguiente:

	Al 31 de marzo de
	2014	2013
	MM$	MM$

Utilidad neta operaciones financieras
Derivados de negociación	12.860	(27.145)
Instrumentos financieros para negociación	10.974	9.241
Venta de créditos y cuentas por cobrar a clientes:
Cartera vigente	-	(107)
Cartera castigada	30	82
Instrumentos disponibles para la venta	566	1.073
Recompra bonos propia emisión	5.200	-
Otros resultados de operaciones financieras	(88)	(17)
Totales	29.542	(16.873)

NOTA N°26

RESULTADO NETO DE CAMBIO

Comprende los resultados obtenidos en la compraventa de divisas, las diferencias que surgen al convertir las partidas monetarias en moneda extranjera a la moneda funcional y los procedentes de activos no monetarios en moneda extranjera al momento de su enajenación.

Al 31 de marzo de 2014 y 2013, el detalle del resultado de cambio es el siguiente:

	Al 31 de marzo de
	2014	2013
	MM$	MM$

Diferencias de cambio
Utilidad (pérdida) neta por diferencias de cambio	(130.800)	63.918
Derivados de cobertura	129.506	(23.770)
Resultado por activos reajustables en moneda extranjera	5.170	(1.119)
Resultado por pasivos reajustables en moneda extranjera	(446)	106
Totales	3.430	39.135

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 95

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°27

PROVISIONES POR RIESGO DE CRÉDITO

a)	El movimiento registrado al 31 de marzo de 2014 y 2013, en los resultados por concepto de provisiones y deterioros se resume como sigue:

		Créditos y cuentas por cobrar a clientes						Total
	Colocaciones Interbancarias	Colocaciones comerciales		Colocaciones para vivienda	Colocaciones de consumo	Colocaciones contingentes
Al 31 de marzo de 2014	Individual	Individual	Grupal	Grupal	Grupal	Individual	Grupal
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Castigos de colocaciones netos de provisiones	-	(2.590)	(15.450)	(2.009)	(21.875)	-	-	(41.924)
Provisiones constituidas	-	(18.058)	(9.627)	(2.830)	(33.340)	(590)	(704)	(65.149)
Totales provisiones y castigos	-	(20.648)	(25.077)	(4.839)	(55.215)	(590)	(704)	(107.073)
Provisiones liberadas	45	2.554	3.484	868	1.713	1.918	836	11.418
Recuperación de créditos castigados	-	741	2.337	1.243	10.100	-	-	14.421
Cargos netos a resultado	45	(17.353)	(19.256)	(2.728)	(43.402)	1.328	132	(81.234)

		Créditos y cuentas por cobrar a clientes						Total
	Colocaciones Interbancarias	Colocaciones comerciales		Colocaciones para vivienda	Colocaciones de consumo	Colocaciones Contingents
Al 31 de marzo de 2013	Individual	Individual	Grupal	Grupal	Grupal	Individual	Grupal
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Castigos de colocaciones netos de provisiones	-	(1.067)	(13.480)	(4.198)	(32.154)	-	-	(50.899)
Provisiones constituidas	(50)	(12.911)	(9.859)	(5.947)	(39.930)	(1.879)	(338)	(70.914)
Totales provisiones y castigos	(50)	(13.978)	(23.339)	(10.145)	(72.084)	(1.879)	(338)	(121.813)
Provisiones liberadas	16	5.400	2.021	2.258	6.575	330	1.804	18.404
Recuperación de créditos castigados	-	594	2.025	966	6.966	-	-	10.551
Cargos netos a resultado	(34)	(7.984)	(19.293)	(6.921)	(58.543)	(1.549)	1.466	(92.858)

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 96

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°27

PROVISIONES POR RIESGO DE CRÉDITO, continuación

Castigos de colocaciones netas de provisiones:

	Créditos y cuentas por cobrar a clientes
Al 31 de marzo de 2014	Colocaciones comerciales		Colocaciones para vivienda	Colocaciones de consumo
	Individual	Grupal	Grupal	Grupal	Total
	MM$	MM$	MM$	MM$	MM$
Castigos de colocaciones	8.705	20.147	2.610	47.622	79.084
Provisiones aplicadas	(6.115)	(4.697)	(601)	(25.747)	(37.160)
Castigos de colocaciones netos de provisiones	2.590	15.450	2.009	21.875	41.924

	Créditos y cuentas por cobrar a clientes
Al 31 de marzo de 2013	Colocaciones comerciales		Colocaciones para vivienda	Colocaciones de consumo
	Individual	Grupal	Grupal	Grupal	Total
	MM$	MM$	MM$	MM$	MM$
Castigos de colocaciones	2.460	18.379	5.116	70.021	95.976
Provisiones aplicadas	(1.393)	(4.899)	(918)	(37.867)	(45.077)
Castigos de colocaciones netos de provisiones	1.067	13.480	4.198	32.154	50.899

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 97

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°28

REMUNERACIONES Y GASTOS DEL PERSONAL

a)	Composición del gasto por remuneraciones y gastos del personal:

	Al 31 de marzo de
	2014	2013
	MM$	MM$

Remuneraciones del personal	45.098	43.886
Bonos o gratificaciones	17.944	16.421
Beneficios basados en instrumentos de capital	165	54
Indemnización por años de servicio	2.029	2.363
Planes de pensiones	193	162
Gastos de capacitación	533	543
Sala cuna y jardín infantil	729	655
Fondos de salud	878	800
Fondo bienestar	133	20
Otros gastos de personal	6.965	6.629
Totales	74.667	71.533

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 98

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°29

GASTOS DE ADMINISTRACIÓN

Al 31 de marzo de 2014 y 2013, la composición del rubro es la siguiente:

	Al 31 de marzo de
	2014	2013
	MM$	MM$

Gastos generales de administración	29.967	28.804
Mantenimiento y reparación de activo fijo	3.808	4.086
Arriendos de oficina	6.643	6.726
Arriendo de equipos	26	25
Primas de seguro	812	811
Materiales de oficina	1.132	900
Gastos de informática y comunicaciones	7.634	6.484
Alumbrado, calefacción y otros servicios	1.044	970
Servicio de vigilancia y transporte de valores	4.182	4.088
Gastos de representación y desplazamiento del personal	1.095	1.295
Gastos judiciales y notariales	480	354
Honorarios por informes técnicos y auditoria	1.439	1.566
Otros gastos generales de administración	1.672	1.499
Servicios subcontratados	12.931	10.943
Procesamientos de datos	7.704	6.724
Venta de productos	543	319
Servicio de archivos	1.076	711
Servicio de tasaciones	440	329
Personal outsourcing	1.529	1.422
Otros	1.639	1.438
Gastos del directorio	303	272
Gastos de marketing	3.618	3.233
Impuestos, contribuciones, aportes	2.608	2.608
Contribuciones de bienes raíces	304	372
Patentes	418	477
Otros impuestos	11	1
Aporte a la SBIF	1.875	1.758
Totales	49.427	45.860

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 99

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°30

DEPRECIACIONES, AMORTIZACIONES Y DETERIOROS

a)	Los valores correspondientes a cargos a resultados por concepto de depreciaciones, amortizaciones y deterioros durante marzo 2014 y 2013, se detallan a continuación:

	Al 31 de marzo de
	2014	2013
	MM$	MM$

Depreciaciones y amortizaciones
Depreciación del activo fijo	(5.934)	(5.325)
Amortizaciones de intangibles	(7.533)	(10.328)
Total depreciaciones y amortizaciones	(13.467)	(15.653)
Deterioro del activo fijo	(13)	(27)
Totales	(13.480)	(15.680)

Al 31 de marzo de 2014, el importe del deterioro de activo fijo asciende a $13 millones, principalmente por siniestros de cajeros automáticos ($27 millones al 31 de marzo de 2013).

b)	La conciliación entre los valores libros y los saldos al 31 de marzo de 2014 y 2013, es la siguiente:

	Depreciación y amortización
	2014
	Activo fijo	Intangibles	Total
	MM$	MM$	MM$

Saldos al 01 de enero de 2014	(127.448)	(185.275)	(312.723)
Cargos por depreciación, y amortización del ejercicio	(5.934)	(7.533)	(13.467)
Bajas y ventas del ejercicio	6	-	6
Otros	-	-	-
Saldos al 31 de marzo de 2014	(133.376)	(192.808)	(326.184)

	Depreciación y amortización
	2013
	Activo fijo	Intangibles	Total
	MM$	MM$	MM$

Saldos al 01 de enero de 2013	(105.150)	(146.653)	(251.803)
Cargos por depreciación, y amortización del ejercicio	(5.325)	(10.328)	(15.653)
Bajas y ventas del ejercicio	1	-	1
Otros	-	-	-
Saldos al 31 de marzo de 2013	(110.474)	(156.981)	(267.455)

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 100

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°31

OTROS INGRESOS Y GASTOS OPERACIONALES

a)	Otros ingresos operacionales está conformado por los siguientes conceptos:

	Al 31 de marzo de
	2014	2013
	MM$	MM$

Ingresos por bienes recibidos en pago
Resultado venta de bienes recibidos en pago	609	1.544
Recupero de castigos y resultados bienes recibidos en pago	4.080	2.713
Subtotales	4.689	4.257
Otros ingresos
Arriendos	180	26
Resultado por venta de activo fijo	87	109
Recupero provisiones por contingencias	226	-
Indemnizaciones de compañías de seguros por siniestros	240	73
Otros	88	104
Subtotales	821	312

Totales	5.510	4.569

b)	Otros gastos operacionales está conformado por los siguientes conceptos:

	31 de diciembre de
	2014	2013
	MM$	MM$
Provisiones y gastos de bienes recibidos en pago
Castigos de bienes recibidos en pago	957	1.769
Provisiones por bienes recibidos en pago	1.518	799
Gastos por mantención de bienes recibidos en pago	666	597
Subtotales	3.141	3.165

Gastos de tarjetas de crédito	653	464

Servicios a clientes	2.480	2.009

Otros gastos
Castigos operativos	2.049	1.228
Pólizas de seguros de vida y seguros generales de productos	2.222	1.705
Impuesto adicional por gastos pagados al exterior	757	690
Provisiones por contingencias	4.419	1.744
Pago Asociación de Retail	244	223
Otros	4.914	1.574
Subtotales	14.605	7.164

Totales	20.879	12.802

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 101

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°32

OPERACIONES CON PARTES RELACIONADAS

Se consideran “partes relacionadas” al Banco, adicionalmente a las entidades dependientes y asociadas, el “personal clave” de la Dirección del Banco (miembros del Directorio del Banco y además los Gerentes de Banco Santander Chile y sus afiliadas, junto a sus familiares cercanos), así como las entidades sobre las que el personal clave pueda ejercer influencia significativa o control.

Adicionalmente, el Banco ha considerado como parte relacionada a las diferentes sociedades que forman parte del Grupo Santander a nivel mundial, en el entendido, que todas ellas poseen una matriz común, esto es, Banco Santander S.A. (radicada en España).

El artículo 89 de la Ley sobre Sociedades Anónimas, que se aplica también a los bancos, establece que cualquier operación con una parte relacionada debe efectuarse en condiciones de equidad, similares a las que habitualmente prevalecen en el mercado.

Por otra parte, el artículo 84 de la Ley General de Bancos establece límites para los créditos que pueden otorgarse a partes relacionadas y la prohibición de otorgar créditos a los directores, gerentes o apoderados generales del banco.

A continuación se indican las transacciones realizadas por el Banco con las partes relacionadas a éste, para su mejor comprensión, hemos dividido la información en cuatro categorías:

Sociedades del Grupo Santander

Esta categoría incluye a todas las sociedades pertenecientes al Grupo Santander a nivel mundial, y por tanto, incluye también aquellas sociedades donde el Banco ejerce algún grado de control (entidades dependientes y propósito especial).

Empresas asociadas

Esta categoría se incluyen a aquellas entidades donde el Banco, de acuerdo a lo señalo en la letra b) de la Nota 1 de los presentes Estados Financieros, ejerce algún grado influencia significativa sobre estas y que, en general, corresponden a las denominadas “sociedades de apoyo al giro”.

Personal clave

Esta categoría incluye a los miembros del Directorio del Banco y además los gerentes de Banco Santander Chile y sus afiliadas, junto a sus familiares cercanos.

Otros

En esta categoría se incluyen a aquellas partes relacionadas no incluidas en los grupos anteriormente descritos y que, en general, corresponden a aquellas entidades sobre las que el personal clave pueda ejercer influencia significativa o control.

Las condiciones de las transacciones con las partes vinculadas son equivalentes a las que se dan en transacciones hechas en condiciones de mercado o se han imputado las correspondientes retribuciones en especie.

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 102

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°32

OPERACIONES CON PARTES RELACIONADAS, continuación

a)	Créditos con partes relacionadas

A continuación se muestran los créditos y cuentas por cobrar además de los créditos contingentes, correspondientes a entidades relacionadas:

	Al 31 de marzo de				Al 31 de diciembre de
	2014				2013
	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Créditos y cuentas por cobrar:
Colocaciones comerciales	51.255	630	3.489	54.614	47.305	618	4.022	51.141
Colocaciones para vivienda	-	-	16.710	-	-	-	15.561	-
Colocaciones de consumo	-	-	1.951	-	-	-	2.061	-
Créditos y cuentas por cobrar:	51.255	630	22.150	54.614	47.305	618	21.644	51.141

Provisión sobre colocaciones	(151)	(3)	(41)	(10)	(238)	(3)	(44)	(6)
Colocaciones netas	51.104	627	22.109	54.604	47.067	615	21.600	51.135

Garantías	181.110	-	20.189	2.409	124.420	-	19.237	2.326

Créditos contingentes:
Avales y fianzas	-	-	-	-	-	-	-	-
Cartas de crédito	25.903	-	-	-	30.714	-	-	-
Boletas de garantía	187.751	-	-	12.497	172.274	-	-	9.989
Créditos contingentes:	213.654	-	-	12.497	202.988	-	-	9.989

Provisiones sobre créditos contingentes	(5)	-	-	(5)	(22)	-	-	(4)

Colocaciones contingentes netas	213.649	-	-	12.492	202.966	-	-	9.985

El movimiento de colocaciones con partes relacionadas durante los periodos 2014 y 2013, ha sido el siguiente:

	Al 31 de marzo de				Al 31 de diciembre de
	2014				2013
	Sociedades	Empresas	Personal		Sociedades	Empresas	Personal
	del Grupo	asociadas	clave	Otros	del Grupo	asociadas	clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Saldo al 01 de enero de	250.293	618	21.644	61.130	107.384	668	19.512	59.166
Altas de colocaciones	60.497	16	2.006	6.308	161.763	377	7.313	14.858
Bajas de colocaciones	(45.881)	(4)	(1.500)	(327)	(18.854)	(427)	(5.181)	(12.894)

Totales	264.909	630	22.150	67.111	250.293	618	21.644	61.130

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 103

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°32

OPERACIONES CON PARTES RELACIONADAS, continuación

b)	Activos y pasivos con partes relacionadas

	Al 31 de marzo de				Al 31 de diciembre de
	2014				2013
	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Activos
Efectivo y depósitos en bancos	8.190	-	-	-	5.306	-	-	-
Instrumentos para negociación	-	-	-	-	-	-	-	-
Contratos de retrocompra y préstamos de valores	-	-	-	-	-	-	-	-
Contratos de derivados financieros	836.729	-	-	-	557.026	-	-	-
Instrumentos de inversión disponibles para la venta	-	-	-	-	-	-	-	-
Otros activos	2.641	-	-	-	2.460	-	-	-

Pasivos
Depósitos y otras obligaciones a la vista	59.012	15.230	3.189	6.210	58.030	10.406	2.783	23.300
Contratos de retrocompra y préstamos de valores	20.272	-	-	-	59.703	-	-	-
Depósitos y otras captaciones a plazo	5.641	94	3.856	110.166	54.212	299	3.774	156.977
Contratos de derivados financieros	831.002	-	-	-	537.162	-	-	-
Instrumentos de deuda emitidos	225.490	-	-	-	96.872	-	-	-
Otras obligaciones financieras	6.561	-	-	-	3.912	-	-	-
Otros pasivos	624	-	-	-	462	-	-	-

c)	Resultados reconocidos con partes relacionadas

	Al 31 de marzo de
	2014				2013
	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Ingreso (gasto) reconocido
Ingresos y gastos por intereses y reajustes	(113)	10	361	(1.387)	(2.240)	12	189	(782)
Ingresos y gastos por comisiones y servicios	6.419	17	32	51	-	15	38	52
Utilidad neta de operaciones financieras y resultados de cambio (*)	(35.010)	-	18	(1.724)	104.693	-	(2)	661
Otros ingresos y gastos de operación	282	-	-	-	175	-	-	-
Remuneraciones y gastos del personal clave	-	-	(7.928)	-	-	-	(7.727)	-
Gastos de administración y otros	(7.749)	(8.418)	-	-	(7.205)	(6.712)	-	-

Totales	(36.171)	(8.391)	(7.517)	(3.060)	95.423	(6.685)	(7.502)	(69)

(*)	Corresponde principalmente a contratos de derivados se utilizan para cubrir financieramente el riesgo cambiario de los activos y pasivos que cubren posiciones del Banco y sus afiliadas.

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 104

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°32

OPERACIONES CON PARTES RELACIONADAS, continuación

d)	Pagos al Directorio y personal clave de la gerencia

Las remuneraciones recibidas por el personal clave de la dirección, dentro de los cuales se considera el Directorio y todos los ejecutivos con cargo de Gerente, que se presentan en el rubro “Remuneraciones y gastos de personal” y/o “Gastos de administración” del Estado Intermedio del Resultado Consolidado, corresponden a las siguientes categorías:

	Al 31 de marzo de
	2014	2013
	MM$	MM$

Remuneraciones del personal	4.139	4.317
Remuneraciones y gastos del Directorio	276	269
Bonos o gratificaciones	2.867	2.733
Compensaciones en acciones	165	54
Gastos de capacitación	10	10
Indemnizaciones por años de servicios	118	3
Fondos de salud	69	73
Otros gastos de personal	91	106
Plan de pensiones	193	162
Totales	7.928	7.727

e)	Conformación del personal clave

Al 31 de marzo de 2014 y al 31 de diciembre de 2013, la conformación del personal clave del Banco se encuentra conformada de la siguiente forma.

	N° de ejecutivos
Cargos	Al 31 de marzo de	Al 31 de diciembre de
	2014	2013

Directores	13	12
Gerentes de división	17	16
Gerentes de área	78	80
Gerentes	58	60

Totales personal clave	166	168

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 105

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°33

VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS

El valor razonable se define como el precio que se recibiría por la venta de un activo o se pagaría por la transferencia de un pasivo en una transacción ordenada en el mercado principal (o más ventajoso) en la fecha de la medición en condiciones de mercado presentes (es decir, un precio de salida) independientemente de si ese precio es observable directamente o estimado utilizando otra técnica de valoración. La medición a valor razonable supone que la transacción de venta del activo o transferencia del pasivo tiene lugar en el mercado principal del activo o pasivo o en el mercado más ventajoso para el activo o pasivo.

Para aquellos instrumentos financieros sin los precios de mercado disponibles, los valores razonables se han estimado utilizando transacciones recientes de instrumentos análogos y, en su defecto, los valores actuales u otras técnicas de valuación basadas en modelos matemáticos de valoración suficientemente contrastados por la comunidad financiera internacional. En la utilización de estos modelos, se tienen en consideración las peculiaridades específicas del activo o pasivo a valorar y, muy especialmente, los distintos tipos de riesgos que el activo o pasivo lleva asociados.

Medida del valor razonable y jerarquía

La NIIF 13 “Medición del Valor Razonable” establece una jerarquía de valor razonable, que segrega los insumos y/o supuestos de técnicas de valoración utilizados para medir el valor razonable de instrumentos financieros. La jerarquía brinda la máxima prioridad a precios cotizados no ajustados en mercados activos, para activos o pasivos idénticos (nivel 1) y la más baja prioridad a las medidas que implican importantes entradas o insumos no observables (nivel 3 mediciones). Los tres niveles de la jerarquía de valor razonable son los siguientes:

• Nivel 1: los datos de entrada son precios cotizados (no ajustados) en mercados activos para activos y pasivos idénticos para los cuales el Banco puede acceder a la fecha de medición.

• Nivel 2: los datos de entrada distintos a los precios cotizados incluidos en el Nivel 1 que son observables para activos o pasivos, directa o indirectamente.

• Nivel 3: los datos de entradas no observables para el activo o pasivo.

El nivel en la jerarquía en el que una medición se clasifica, se basa en el nivel más bajo de la entrada/insumo que es significativo para la medición como tal del valor razonable en su totalidad.

La mejor evidencia del valor razonable de un instrumento financiero en el momento inicial es el precio de la transacción observado en el mercado (Nivel 1).

En los casos donde no puedan observarse cotizaciones, la dirección realiza su mejor estimación del precio que el mercado fijaría utilizando para ello sus propios modelos internos que utilizan en la mayoría de los casos datos basados en parámetros observables de mercado como inputs significativos (Nivel 2) y, en limitadas ocasiones, utilizan inputs significativos no observables en datos de mercado (Nivel 3). Para realizar esta estimación, se utilizan diversas técnicas, incluyendo la extrapolación de datos observables del mercado.

Los instrumentos financieros a valor razonable y determinados por cotizaciones publicadas en mercados activos (Nivel 1) comprenden:

-	Bonos del Gobierno y Tesorería de Chile.

En el caso que los instrumentos no sean observables en mercado en un 100%, sin embargo, el precio es función de otros precios que si son observables en mercado (Nivel 2).

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 106

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°33

VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS, continuación

Los siguientes instrumentos financieros son clasificados en el nivel 2:

Tipo de instrumento financiero	Modelo utilizado en valoración	Descripción
• Letras hipotecarias, bonos privados	Valor presente de los flujos.

Las tasas (TIR) las provee RiskAmérica según el siguiente criterio:

Si en el día de valorización existen una o más transacciones validas en la Bolsa de Comercio de Santiago para un determinado nemotécnico, la tasa informada es el promedio ponderado por monto de tasas observadas.

En el caso de no existir transacciones válidas para un determinado nemotécnico el día de la valorización, la tasa informada es una “TIR base”, a partir de una estructura de referencia, más un “Spread Modelo” basado en la información de spreads históricos del mismo papel o de papeles similares..

• Depósitos a Plazo	Valor presente de los flujos.

Las tasas (TIR) las provee RiskAmérica según el siguiente criterio:

Si en el día de valorización existen una o más transacciones validas en la Bolsa de Comercio de Santiago para un determinado nemotécnico, la tasa informada es el promedio ponderado por monto de tasas observadas.

En el caso de no existir transacciones válidas para un determinado nemotécnico el día de la valorización, la tasa informada es una “TIR base”, a partir de una estructura de referencia, más un “Spread Modelo” basado las “curvas Emisoras”.

• Swap Cámara Promedio (CMS), Forward de FX e inflación, Cross Currency Swap (CCS), Interest Rate Swap (IRS)	Valor presente de los flujos.

Las tasas (TIR) las provee ICAP, GFI, Tradition y Bloomberg según el siguiente criterio:

Con los precios de mercado publicados se construye la curva de valorización mediante el método de bootstrapping y luego se utiliza esta curva para valorizar los distintos derivados.

• Opciones FX	Black-Scholes

Fórmula ajustada por smile de volatilidad (volatilidad implícita). Los precios (volatilidades) los provee BGC Partners según el siguiente criterio:

Con los precios de mercado publicados se construye la superficie de volatilidad mediante interpolación y luego se utilizan estas volatilidades para valorizar las opciones.

En limitadas ocasiones, se utilizan inputs no observables en datos de mercado (Nivel 3). Para realizar esta estimación, se utilizan diversas técnicas, incluyendo la extrapolación de datos observables del mercado o un mix con datos que si son observables.

Los siguientes instrumentos financieros son clasificados a nivel 3:

Tipo de instrumento financiero	Modelo utilizado en valoración	Descripción
• Caps/Floors/Swaptions	Modelo Black Normal para Cap/Floors y Swaptions	No hay input observable de volatilidad implícita.

• Opciones UF	Black – Scholes	No hay input observable de volatilidad implícita.

• CCS con Ventana	Hull-White	Modelo Hibrido HW para tasas y moción browniana para FX. No hay input observable de volatilidad implícita.

• CCS (contratos especiales)	FRA Implícito	Start Fwd no soportadas por Murex (plataforma) debido a la estimación UF fwd.

• CCS, IRS, CMS en TAB	Valor presente de flujos	Valorización obtenida usando curva de interés interpolando a vencimiento de flujos, no obstante TAB no es una variable directamente observable ni correlacionada a ningún insumo de mercado.

• Certificados (en nuestro caso bonos de baja liquidez)	Valor presente de flujos	Valorización utilizando precios de instrumentos de similares características más una tasa de castigo por liquidez.

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 107

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°33

VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS, continuación

La siguiente tabla presenta los activos y pasivos que son medidos a valor razonable en una base recurrente, al 31 de marzo de 2014 y al 31 de diciembre de 2013:

	Medidas de valor razonable
31 de marzo de	2014	Nivel 1	Nivel 2	Nivel 3
	MM$	MM$	MM$	MM$

Activos
Instrumentos para negociación	424.728	404.491	20.237	-
Instrumentos disponibles para la venta	1.844.534	746.944	1.096.721	986
Derivados	1.940.836	-	1.892.381	48.455
Totales	4.210.098	1.151.435	3.009.339	49.324

Pasivos
Derivados	1.723.849	-	1.723.849	-
Totales	1.723.849	-	1.723.849	-

	Medidas de valor razonable
31 de diciembre de	2013	Nivel 1	Nivel 2	Nivel 3
	MM$	MM$	MM$	MM$

Activos
Instrumentos para negociación	287.567	275.296	12.271	-
Instrumentos disponibles para la venta	1.700.993	654.945	1.045.210	838
Derivados	1.494.018	-	1.442.752	51.266
Totales	3.482.578	930.241	2.500.233	52.104

Pasivos
Derivados	1.300.109	-	1.298.690	1.419
Totales	1.300.109	-	1.298.690	1.419

La siguiente tabla presenta la actividad del Banco para activos y pasivos medidos a valor justo en base recurrente usando entradas significativas sin observar (nivel 3) al 31 de marzo de 2014 y 2013 y al 31 de diciembre de 2013:

	Activos	Pasivos
	MM$	MM$

Al 01 de enero de 2014	52.104	(1.419)

Ganancias (pérdidas) totales realizadas y no realizadas:
Incluidas en ganancias	(2.811)	1.419
Incluidas en resultados integrales	-
Compras, emisiones y colocaciones (netas)	31

Al 31 de marzo de 2014	49.324	-

Ganancias o pérdidas totales incluidas en resultado del 2014 atribuibles al cambio en ganancias (pérdidas) no realizadas relativas a activos o pasivos al 31 de marzo de 2013	(2.780)	1.419

	Activos	Pasivos
	MM$	MM$

Al 01 de enero de 2013	63.149	(1.106)

Ganancias (pérdidas) totales realizadas y no realizadas:
Incluidas en ganancias	(4.788)	(197)
Incluidas en resultados integrales	(128)	-
Compras, emisiones y colocaciones (netas)	-	-

Al 31 de marzo de 2013	58.233	(1.303)

Ganancias o pérdidas totales incluidas en resultado del 2013 atribuibles al cambio en ganancias (pérdidas) no realizadas relativas a activos o pasivos al 31 de marzo de 2013	(4.916)	(197)

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 108

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2014 Y 2013 Y AL 31 DE DICIEMBRE DE 2013

NOTA N°33

VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS, continuación

Las ganancias (pérdidas) realizadas y no realizadas incluidas en resultado para el año 2014 y 2013 de los activos y pasivos valorados a valor razonable sobre una base recurrente mediante significativas entradas no observables (Nivel 3), se registran en el Estado Intermedio del Resultado Consolidado dentro del rubro “Utilidad neta de operaciones financieras”.

El efecto potencial al 31 de marzo de 2014 y al 31 de diciembre de 2013, sobre la valoración de los activos y pasivos valorados a valor razonable sobre una base recurrente mediante significativas entradas no observables (Nivel 3) que se derivaría de un cambio en las principales hipótesis en el caso de utilizar otras hipótesis razonablemente posibles menos favorables o más favorables que las empleadas, no es considerado significativo para el Banco.

La siguiente tabla muestra los instrumentos financieros sujetos de compensación de acuerdo a NIC 32:

	Al 31 de marzo de 2014
	Instrumentos financieros sujetos a compensación			Importes vinculados no compensados en el balance de situación			Resto Instrumentos financieros no vinculados y/o no sujetos a compensación
Instrumento financiero	Importes brutos de activos financieros	Importes brutos de pasivos financieros compensado s en el balance de situación	Importe neto ("+" o " -") de activos financieros presentados en el balance de situación	Instrumentos financieros Activos	Instrumentos financieros Pasivos	Importe neto	Activos	Pasivos	Importe neto
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Contratos de derivados financieros	-	-	-	1.733.982	1.619.117	114.865	206.854	104.732	102.122
Contratos de retrocompra	-	-	-	-	-	-	-	193.787	(193.787)
Total	-	-	-	1.733.982	1.619.117	114.865	206.854	298.519	(91.665)

NOTA N°34

HECHOS POSTERIORES

Durante el mes de abril de 2014, el Banco ha emitido los siguientes bonos:

-	Bono USD 500.000.000 con una tasa de interés flotante (libor 3m + 90 pb) a 3 años.
-	Bono JPY 27.300.000.000.000 este bono fue estructurado como una emisión seccionada en 3 bonos a tasa flotante (libor 3m + 90pb y 120 pb) y con vencimiento a 3 y 5 años.

No existen otros hechos posteriores ocurridos entre el 01 de abril de 2014 y la fecha de emisión de estos Estados Financieros (21 de abril de 2014) que revelar.

FELIPE CONTRERAS FAJARDO Gerente de Contabilidad	CLAUDIO MELANDRI HINOJOSA Gerente General

Estados Financieros Intermedios Consolidados Marzo 2014 / Banco Santander Chile 109